SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

September / 2017

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

CONTENTS
FINANCIAL STATEMENTS			3
Statements of Financial Position		3
Statements of Income		5
Statements of Income – Changes in the Third Quarter		6
Statements of Comprehensive Income		7
Statements of Comprehensive Income – Changes in the Third Quarter		7
Statements of Changes in Equity		8
Statements of Cash Flows		9
Statements of Added Value		11
NOTES TO THE FINANCIAL INFORMATION			13
1	Operations	13
2	Concessions and Authorizations	15
3	Basis of Preparation	17
4	Significant Accounting Policies	19
5	Cash and Cash Equivalents	20
6	Bonds and Securities	21
7	Trade Accounts Receivable	22
8	CRC Transferred to the State Government of Paraná	24
9	Net Sectorial Financial Assets and Liabilities	25
10	Accounts Receivable Related to the Concession	27
11	Accounts Receivable Related to Concession Compensation	30
12	Other Receivables	30
13	Taxes	31
14	Prepaid Expenses	37
15	Receivables from Related Parties	38
16	Other Temporary Investments	41
17	Judicial Deposits	41
18	Investments	42
19	Property, Plant and Equipment	45
20	Intangible Assets	51
21	Payroll, Social Charges and Accruals	53
22	Suppliers	54
23	Loans and Financing	55
24	Debentures	60
25	Post-employment Benefits	63
26	Customer Charges Due	65
27	Research and Development and Energy Efficiency	66
28	Accounts Payable Related to Concession	67
29	Other Accounts Payable	67
30	Provisions for Legal Claims	68
31	Equity	75
32	Net Operating Revenue	77
33	Operating Costs and Expenses	83
34	Financial Results	89
35	Operating Segments	90
36	Financial Instruments	94
37	Related Party Transactions	108
38	Insurance	112
39	Additional Information to the Statement of Cash Flows	112
40	Subsequent Events	113
COMMENTS ON PERFORMANCE			115
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE			124
REVIEW REPORT ON QUARTERLY INFORMATION			125
S T A T E M E N T			128

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

FINANCIAL STATEMENTS

Statements of Financial Position

as of September 30, 2017 and December 31, 2016

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company			Consolidated
		09.30.2017	12.31.2016	09.30.2017	12.31.2016
CURRENT ASSETS
Cash and cash equivalents	5	404,791	46,096	1,305,400	982,073
Bonds and securities	6	92	149	241,567	302,398
Collaterals and escrow accounts		129	128	65,749	1,294
Trade accounts receivable	7	-	-	2,653,868	2,217,355
Dividends receivable		77,912	485,263	52,662	71,758
CRC transferred to the State Government of Paraná	8	122,302	-	122,302	-
Sectorial financial assets	9	-	-	64,908	-
Accounts receivable related to the concession	10	-	-	152,228	65,595
Accounts receivable related to the concession compensation	11	-	-	-	-
Other current receivables	12	8,489	8,736	366,729	306,933
Inventories		-	-	116,701	130,637
Income tax and social contribution	13.1	59,767	41,899	762,758	188,952
Other current recoverable taxes	13.3	273	197	204,380	67,931
Prepaid expenses	14	-	-	34,194	39,096
Receivable from related parties	15	170,529	116,020	37,268	28,968
		844,284	698,488	6,180,714	4,402,990
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	-	-	165,414	195,096
Other temporary investments	16	411,856	408,297	489,334	408,297
Collaterals and escrow accounts	23.1	-	-	72,765	73,074
Trade accounts receivable	7	-	-	270,450	270,786
CRC transferred to the State Government of Paraná	8	1,369,471	1,522,735	1,369,471	1,522,735
Judicial deposits	17	142,046	153,932	574,453	657,603
Sectorial financial assets	9	-	-	194,725	-
Accounts receivable related to the concession	10	-	-	4,060,841	3,748,335
Accounts receivable related to the concession compensation	11	-	-	68,182	67,401
Other noncurrent receivables	12	-	-	102,835	73,551
Income tax and social contribution	13.1	145,341	153,216	162,844	169,967
Deferred income tax and social contribution	13.2	89,092	47,462	994,010	803,477
Other noncurrent recoverable taxes	13.3	15	15	117,018	131,108
Prepaid expenses	14	-	-	16,570	25,583
Receivable from related parties	15	216,746	220,661	142,648	155,141
		2,374,567	2,506,318	8,801,560	8,302,154
Investments	18	15,004,092	14,111,959	2,500,985	2,334,950
Property, plant and equipment	19	794	630	9,661,798	8,934,303
Intangible assets	20	3,587	3,168	6,562,127	6,459,812
		17,383,040	16,622,075	27,526,470	26,031,219
TOTAL ASSETS		18,227,324	17,320,563	33,707,184	30,434,209
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Financial Position

as of September 30, 2017 and December 31, 2016 (continued)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated
		09.30.2017	12.31.2016	09.30.2017	12.31.2016
CURRENT LIABILITIES
Payroll, social charges and accruals	21	8,750	5,573	320,065	287,797
Partes relacionadas	21	11	-	-	-
Suppliers	22	4,619	2,225	2,175,030	1,255,639
Income tax and social contribution payable	13.1	-	-	245,134	41,454
Other taxes due	13.3	699	412	375,903	294,994
Loans and financing	23	304,519	453,288	1,346,549	1,470,742
Debentures	24	359,549	351,148	1,930,858	1,131,198
Dividend payable		297,123	256,426	313,304	266,831
Post-employment benefits	25	171	188	47,572	47,894
Customer charges due	26	-	-	143,468	141,712
Research and development and Energy efficiency	27	-	-	269,755	231,513
Accounts payable related to concession	28	-	-	61,798	66,210
Sectorial financial liabilities	9	-	-	293,130	155,261
Other accounts payable	29	1,375	579	143,670	264,791
		976,816	1,069,839	7,666,236	5,656,036
NONCURRENT LIABILITIES
Suppliers	22	-	-	36,710	36,711
Deferred income tax and social contribution	13.2	-	-	189,795	178,430
Other taxes due	13.3	2,313	2,075	811,092	303,146
Loans and financing	23	659,559	562,072	3,051,428	2,575,551
Debentures	24	864,653	665,951	3,197,860	3,659,611
Post-employment benefits	25	3,787	3,517	758,617	721,971
Research and development and Energy efficiency	27	-	-	244,784	252,376
Accounts payable related to concession	28	-	-	487,040	499,332
Sectorial financial liabilities	9	-	-	89,131	123,731
Other accounts payable	29	-	-	54,676	30,525
Provisions for legal claims	30	140,532	152,944	1,251,573	1,241,343
		1,670,844	1,386,559	10,172,706	9,622,727
EQUITY
Attributable to controlling shareholder's
Capital	31.1	7,910,000	7,910,000	7,910,000	7,910,000
Equity valuation adjustments	31.2	949,011	998,466	949,011	998,466
Legal reserve		792,716	792,716	792,716	792,716
Profit retention reserve		4,939,717	5,162,983	4,939,717	5,162,983
Accumulated Profit		988,220	-	988,220	-
		15,579,664	14,864,165	15,579,664	14,864,165
Attributable to non-controlling interest	18.2.2	-	-	288,578	291,281
		15,579,664	14,864,165	15,868,242	15,155,446
TOTAL LIABILITIES & EQUITY		18,227,324	17,320,563	33,707,184	30,434,209
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Income

for the nine-month periods ended September 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
					Restated
		09.30.2017	09.30.2016	09.30.2017	09.30.2016
NET OPERATING REVENUE	32	-	-	10,113,909	9,804,701
OPERATING COSTS	33	-	-	(7,534,437)	(7,105,456)
GROSS PROFIT		-	-	2,579,472	2,699,245
Operational expenses / income
Selling expenses	33	-	-	(124,151)	(174,516)
General and administrative expenses	33	(57,643)	(73,698)	(530,541)	(493,331)
Other operational income (expenses)	33	31,665	176,951	(177,678)	(109,920)
Equity in earnings of investees	18	1,018,318	944,347	60,493	173,868
		992,340	1,047,600	(771,877)	(603,899)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		992,340	1,047,600	1,807,595	2,095,346
Financial results	34
Financial income		124,282	271,127	535,062	694,886
Financial expenses		(225,766)	(225,235)	(1,096,579)	(1,066,782)
		(101,484)	45,892	(561,517)	(371,896)
OPERATING PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		890,856	1,093,492	1,246,078	1,723,450
INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		-	-	(469,822)	(639,637)
Deferred		42,840	(54,143)	181,779	(26,200)
		42,840	(54,143)	(288,043)	(665,837)
NET INCOME		933,696	1,039,349	958,035	1,057,613
Attributed to controlling shareholders		-	-	933,696	1,039,349
Attributed to non-controlling interest	18.2.2	-	-	24,339	18,264
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO PARENT
COMPANY SHAREHOLDERS - EXPRESSED IN BRAZILIAN REAIS	31.3
Common shares		3.25877	3.62752
Class "A" Preferred shares		3.58465	3.99027
Class "B" Preferred shares		3.58465	3.99027
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Income – Changes in the Third Quarter

for the three-month periods ended September 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
					Restated
		07.01.2017	07.01.2016	07.01.2017	07.01.2016
		to 09.30.2017	to 09.30.2016	to 09.30.2017	to 09.30.2016
OPERATING REVENUES	32	-	-	3,643,669	2,914,112
COST OF SALES AND SERVICES PROVIDED	33	-	-	(2,843,575)	(2,404,053)
GROSS PROFIT		-	-	800,094	510,059
Operational expenses / income
Selling expenses	33	-	-	(40,439)	(52,929)
General and administrative expenses	33	(20,585)	(24,915)	(214,718)	(180,735)
Other operational income (expenses)	33	22,177	(2,074)	(60,970)	(90,348)
Equity in earnings of investees	18	388,096	(38,061)	(22,505)	69,159
		389,688	(65,050)	(338,632)	(254,853)
PROFIT (LOSS) BEFORE FINANCIAL RESULTS AND TAXES		389,688	(65,050)	461,462	255,206
Financial results	34
Financial income		51,777	32,766	236,246	157,092
Financial expenses		(60,603)	(80,423)	(379,501)	(376,480)
		(8,826)	(47,657)	(143,255)	(219,388)
PROFIT (LOSS) BEFORE INCOME TAX AND SOCIAL CONTRIBUTION		380,862	(112,707)	318,207	35,818
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	13.4
Current		-	13,364	(143,708)	(60,509)
Deferred		2,452	12,227	215,285	(50,363)
		2,452	25,591	71,577	(110,872)
NET INCOME (LOSS)		383,314	(87,116)	389,784	(75,054)
Attributed to controlling shareholders		-	-	383,314	(87,116)
Attributed to non-controlling interest	18.2.2	-	-	6,470	12,062
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS - IN REAIS	31.3
Ordinary shares		1.33784	(0.30405)	-	-
Class "A" Preferred shares		1.47163	(0.33446)	-	-
Class "B" Preferred shares		1.47163	(0.33446)	-	-
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Comprehensive Income

    for the nine-month periods ended September 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		09.30.2017	09.30.2016	09.30.2017	09.30.2016
NET INCOME		933,696	1,039,349	958,035	1,057,613
Other comprehensive income
Items that will never be reclassified to profit or loss
Losses on actuarial liabilities
Post employment benefits - equity		-	(854)	-	(854)
Items that may be reclassified to profit or loss	31.2
Adjustments related to financial assets classified as available for sale		3,562	569	7,680	569
Adjustments related to financial assets classified as available for sale - equity		2,717	-	-	-
Taxes on other comprehensive income		(1,210)	(194)	(2,611)	(194)
Total comprehensive income, net of taxes		5,069	(479)	5,069	(479)
TOTAL COMPREHENSIVE INCOME		938,765	1,038,870	963,104	1,057,134
Attributed to controlling shareholders				938,765	1,038,870
Attributed to non-controlling interest				24,339	18,264
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Comprehensive Income – Changes in the Third Quarter

for the three-month periods ended September 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Parent Company		Consolidated
	07.01.2017	07.01.2016	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016	to 09.30.2017	to 09.30.2016
NET INCOME (LOSS)	383,314	(87,116)	389,784	(75,054)
Other comprehensive income
Items that may be reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	(1,765)	400	2,352	400
Adjustments related to financial assets classified as available for sale - equity	2,717	-	-	-
Taxes on other comprehensive income	600	(136)	(800)	(136)
Total comprehensive income, net of taxes	1,552	264	1,552	264
TOTAL COMPREHENSIVE INCOME (LOSS)	384,866	(86,852)	391,336	(74,790)
Attributed to controlling shareholders	-	-	384,866	(86,852)
Attributed to non-controlling interest	-	-	6,470	12,062
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Changes in Equity

for the nine-month periods ended September 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Note	Attributable to Parent Company						Shareholders’ equity	Attributable to non - controlling interests	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves
					Legal reserve	Profit retention reserve	Accumulated profit
			Deemed cost	Other comprehensive income
Balance as of January 1, 2017		7,910,000	944,956	53,510	792,716	5,162,983	-	14,864,165	291,281	15,155,446
Net Income		-	-	-	-	-	933,696	933,696	24,339	958,035
Other comprehensive income
Gain on financial assets, net of taxes	31.2	-	-	5,069	-	-	-	5,069	-	5,069
Total comprehensive income		-	-	5,069	-	-	933,696	938,765	24,339	963,104
Realization - deemed cost, net of taxes	31.2	-	(54,524)	-	-	-	54,524	-	-	-
Deliberation of additional dividends proposed	18.2.2	-	-	-	-	-	-	-	(11,053)	(11,053)
Approval of additional dividends in accordance with the
62th Annual General Meeting		-	-	-	-	(223,266)	-	(223,266)	-	(223,266)
Dividends	18.2.2	-	-	-	-	-	-	-	(15,989)	(15,989)
Balance as of September 30, 2017		7,910,000	890,432	58,579	792,716	4,939,717	988,220	15,579,664	288,578	15,868,242
Notes are an integral part of this quarterly information.

		Attributable to Parent Company						Shareholders’ equity	Attributable to non - controlling interests	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves
					Legal reserve	Profit retention reserve	Accumulated profit
			Cost assigned	Other comprehensive income
Balance as of January 1, 2016		6,910,000	1,046,663	130,709	744,784	5,413,572	-	14,245,728	338,750	14,584,478
Net Income		-	-	-	-	-	1,039,349	1,039,349	18,264	1,057,613
Other comprehensive income
Gain on financial assets, net of taxes		-	-	375	-	-	-	375	-	375
Actuarial losses, net of taxes		-	-	(854)	-	-	-	(854)	-	(854)
Total comprehensive income		-	-	(479)	-	-	1,039,349	1,038,870	18,264	1,057,134
Realization - deemed cost, net of taxes		-	(113,670)	-	-	-	113,670	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	-	-	(23,072)	(23,072)
Distribution of dividends with retained earnings		-	-	-	-	-	-	-	(9,342)	(9,342)
Balance as of September 30, 2016		6,910,000	932,993	130,230	744,784	5,413,572	1,153,019	15,284,598	324,600	15,609,198
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Cash Flows

for the nine-month periods ended September 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		09.30.2017	09.30.2016	09.30.2017	09.30.2016
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		933,696	1,039,349	958,035	1,057,613
Adjustments to reconcile net income for the period with cash generated from operating activities
Unrealized monetary and exchange variations - net		126,621	71,871	716,385	620,673
Sectorial financial assets and liabilities result	32	-	-	(368,254)	1,190,132
Interest - bonus from the grant	10.2	-	-	(61,032)	(77,578)
Remuneration of accounts receivable related to concession	10.3	-	-	(88,821)	(84,866)
Gain on remeasurement of the cash flow from the RBSE assets	10.4	-	-	(315,051)	(771,332)
Result of the adoption of the Special Tax Regularization Program	13.3.1	-	-	(145,279)	-
Income tax and social contribution	13.4	-	-	469,822	639,637
Deferred income tax and social contribution	13.4	(42,840)	54,143	(181,779)	26,200
Result of renegotiation of hydrological risk - GSF		-	-	-	(26,872)
Equity in earnings of investees	18.1	(1,018,318)	(944,347)	(60,493)	(173,868)
Appropriation of acturial calculation of post-employment benefits	25.4	389	2,054	72,321	96,632
Appropriation of pension and healthcare contributions	25.4	2,463	1,375	108,034	98,537
Creation for research and development and energy efficiency programs	27.2	-	-	85,967	74,595
Depreciation and amortization	33	899	873	549,391	532,108
Net operating estimated losses, provisions and reversals	33.4	(19,417)	(176,407)	97,187	206,170
Impairment of accounts receivable related to concession	10.1	-	-	20	55
Loss on disposal of property, plant and equipment	19.2	-	-	6,982	21,316
Loss on disposal of intangible assets		-	-	30,774	34,309
		(16,507)	48,911	1,874,209	3,463,461
Decrease (increase) in assets
Trade accounts receivable		-	-	(339,925)	684,811
Dividends and interest on own capital received		487,033	1,164,179	41,844	44,332
CRC transferred to the Government of the State of Paraná	8.1	72,928	49,425	72,928	49,425
Judicial deposits		12,959	183,092	90,450	127,568
Sectorial financial assets		-	-	-	223,666
Other receivables		247	991	(91,055)	107,549
Inventories		-	-	13,936	(7,946)
Income tax and social contribution		(9,993)	27,232	(100,835)	(16,549)
Other current taxes recoverable		(76)	(162)	83,721	(15,342)
Prepaid expenses		-	-	13,915	4,182
Related parties		135	(6,955)	-	-
		563,233	1,417,802	(215,021)	1,201,696
Increase (decrease) in liabilities
Payroll, social charges and accruals		3,177	(10,305)	32,268	2,930
Associates and subsidiaries		11	-	-	-
Suppliers		2,394	(376)	730,203	(655,035)
Other taxes		525	(31,350)	71,496	(149,387)
Post-employment benefits	25.4	(2,599)	(1,501)	(144,031)	(130,555)
Customer charges due		-	-	1,756	(133,101)
Research and development and energy efficiency	27.2	-	-	(83,077)	(40,121)
Payable related to the concession	28.1	-	-	(49,450)	(633,145)
Sectorial financial liabilities	9.2	-	-	211,410	-
Other accounts payable		796	452	(96,970)	1,217
Provisions for legal claims	30.1.1	(66)	(1,573)	(89,909)	(76,888)
		4,238	(44,653)	583,696	(1,814,085)
CASH GENERATED BY OPERATING ACTIVITIES		550,964	1,422,060	2,242,884	2,851,072
Income tax and social contribution paid		-	-	(266,142)	(853,780)
Loans and financing - interest due and paid	23.4	(123,588)	(131,688)	(343,172)	(312,276)
Debentures - interest due and paid	24.2	(70,753)	(75,412)	(449,355)	(368,613)
NET CASH GENERATED FROM OPERATING ACTIVITIES		356,623	1,214,960	1,184,215	1,316,403
(continued)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Cash Flows

for the nine-month periods ended September 30, 2017 and 2016 (continued)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		09.30.2017	09.30.2016	09.30.2017	09.30.2016
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		57	(10)	26,371	(19,711)
Loans and financing granted to related parties		(142,565)	(8,100)	(5,145)	-
Receipt of loans and financing granted to related parties		98,709	5,112	12,493	5,112
Additions in investments	18.1	(121,618)	(914,563)	(201,926)	(384,436)
Capital reduction of investees.	18.1	170,000	-	-	-
Additions to property, plant and equipment		(223)	(155)	(753,358)	(938,629)
Customers contributions - property, plant and equipment		-	-	-	40
Additions to intangible assets		(419)	(119)	(540,323)	(683,059)
Customers contributions - intangible assets		-	-	86,607	108,472
NET CASH GENERATED FROM (USED IN) INVESTING ACTIVITIES		3,941	(917,835)	(1,375,281)	(1,912,211)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	23.4	77,000	-	800,045	25,274
Issue of Debentures	24.2	520,000	-	742,521	1,322,965
Payments of principal - loans and financing	23.4	(83,000)	(6,000)	(430,538)	(188,487)
Payments of principal - debentures	24.2	(333,300)	-	(393,800)	(267,677)
Dividends and interest on own capital paid		(182,569)	(306,701)	(203,835)	(359,288)
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		(1,869)	(312,701)	514,393	532,787
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		358,695	(15,576)	323,327	(63,021)
Cash and cash equivalents at the beginning of the period	5	46,096	25,653	982,073	1,480,727
Cash and cash equivalents at the end of the period	5	404,791	10,077	1,305,400	1,417,706
CHANGE IN CASH AND CASH EQUIVALENTS		358,695	(15,576)	323,327	(63,021)
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Added Value

for the nine-month periods ended September 30, 2017 and 2016

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

VALUE ADDED TO DISTRIBUTE	Parent Company			Consolidated
				Restated
	09.30.2017	09.30.2016	09.30.2017	09.30.2016

Income
Sale of energy, services and other income	-	-	14,487,605	16,049,798
Construction income	-	-	1,155,346	1,371,625
Fair value of indemnifiable concession assets	-	-	8,425	129,311
Sectorial financial assets and liabilities result	-	-	368,254	(1,190,132)
Other income	23	-	3,295	3,931
Estimated losses on allowance for doubtful accounts	-	-	(72,365)	(127,622)
	23	-	15,950,560	16,236,911
( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	4,625,979	3,752,604
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	631,814	520,810
Materials, supplies and third parties services	11,139	17,638	471,846	494,807
Natural gas and supplies for gas operations	-	-	314,773	192,960
Construction costs	-	-	1,129,650	1,233,171
Loss / Recovery of assets	-	-	53,565	39,020
Impairment	-	-	(97,069)	14,462
Other supplies	(5,310)	(147,460)	229,697	142,485
	5,829	(129,822)	7,360,255	6,390,319

( = ) GROSS ADDED VALUE	(5,806)	129,822	8,590,305	9,846,592

( - ) Depreciation and amortization	899	873	549,391	532,108

( = ) NET ADDED VALUE	(6,705)	128,949	8,040,914	9,314,484

( + ) Transferred added value
Results from investment interests	1,018,318	945,887	60,493	175,410
Financial income	124,282	271,127	535,062	694,886
Other Income	13,067	-	96,136	75,664
	1,155,667	1,217,014	691,691	945,960

	1,148,962	1,345,963	8,732,605	10,260,444
(continued)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Statements of Added Value

for the nine-month periods ended September 30, 2017 and 2016 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

DISTRIBUTION OF ADDED VALUE			Parent Company				Consolidated
							Restated
	09.30.2017%		09.30.2016%		09.30.2017%		09.30.2016%

Personnel
Remuneration and fees	18,084		15,619		662,475		619,830
Private pension and health plans	2,870		4,170		192,080		208,111
Meal and education assistance	767		860		95,683		84,812
Social security charges - FGTS	1,289		1,216		51,474		48,976
Labor indemnities (reversals)	3,301		22		32,867		17,119
Profit sharing	338		345		36,923		34,520
Transfers to property, plant and equipment in progres	-		-		(24,979)		(34,565)
	26,649	2.3	22,232	1.7	1,046,523	12.0	978,803	9.5

Government
Federal
Tax	(33,787)		59,353		1,382,383		1,880,552
Sectorial charges	-		-		1,470,533		1,932,359
State	4		1		2,740,554		3,298,928
Municipal	87		78		5,484		5,848
	(33,696)	(2.9)	59,432	4.4	5,598,954	64.1	7,117,687	69.4

Third Parties
Interest	221,332		224,046		1,097,560		1,074,468
Leasing and rent	981		749		28,242		28,304
Donations, subsidies and contributions	-		155		3,291		3,569
	222,313	19.3	224,950	16.7	1,129,093	12.9	1,106,341	10.8

Shareholders
Retained profits	933,696		1,039,349		933,696		1,039,349
Non controlling interests	-		-		24,339		18,264
	933,696	81.3	1,039,349	77.2	958,035	11.0	1,057,613	10.3

	1,148,962	100.0	1,345,963	100.0	8,732,605	100.0	10,260,444	100.0
Notes are an integral part of this quarterly information.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

NOTES TO THE FINANCIAL INFORMATION

for the nine-month period ended September 30, 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its headquarters at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded on Corporate Governance Level 1 of the Special Segments Listing of B3 S.A. - Brasil, Bolsa Balcão and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, regulated by the Brazilian Electricity Regulatory Agency (Aneel), linked to the Ministry of Mines and Energy (MME), is to research, study, plan, build and explore the production, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications, and natural gas.

1.1        Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

1.1.1 Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda.	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from w ind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from w ind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Copel Brisa Potiguar S.A. (a)	Curitiba/PR	Control and management of interests	100.0	Copel REN
GE Olho D’Água S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (a)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
(a) Pre-operating stage.

1.1.2 Joint ventures
	Headquarters	Main activity	Interest
Joint ventures			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.0	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.0	Copel GeT
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Dominó Holdings S.A.	Curitiba/PR	Interests in companies	49.0	Copel Energia
(a) Entity w ith its activities paralyzed due to a Public Civil Action.
(b) Pre-operating stage.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

1.1.3       Associates

Associated companies	Headquarters	Main activity	Interest %
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.0303
Foz do Chopim Energética Ltda.	Curitiba/PR	Production of electricity	35.77
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (a)	Curitiba/PR	Production of electricity	30.0
Copel Amec S/C Ltda. - in liquidation	Curitiba/PR	Services	48.0
Sercomtel S.A. Telecomunicações (b)	Londrina/PR	Telecommunications	45.0
(a) Pre-operating stage.
(b) Investment reduced to zero due to the impairment tests.

1.1.4       Joint operations (consortiums)

Joint operations	Interest (%) Copel GeT	Other consortium members
Hydroelectric Pow er Plant Gov. Jayme Canet Júnior (Mauá)	51.0	Eletrosul Centrais Elétricas S.A. (49%)
Hydroelectric Pow er Plant Baixo Iguaçu (Note 19.5.1) (a)	30.0	Geração Céu Azul S.A (subsidiarie of Neoenergia S.A.) (70%)
(a) Pre-operating stage.

2         Concessions and Authorizations

2.1        Concessions contracts or authorizations obtained by Copel

Copel		Interest	% Maturity
Concession agreement / authorization of the equity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contratct	100	07.07.2045
Copel TEL	Authorization Term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization Term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 757/2002	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TPP Araucária (60% Copel GET)	20	12.22.2029
Compagás	Concession gas distribution contract	51	07.06.2024
Dois Saltos (a)	Authorization 5,204/2015	30	04.22.2045
Paraná Gás (b)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (c)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba S.A. (c)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto S.A. (c)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo S.A. (c)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
(a) Building under construction.
(b) Entity w ith its activities paralyzed due to a Public Civil Action.
(c) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Pow er Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Pow er Plant - TPP
Wind Pow er Plant - WPP

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

2.2        Concession contracts or authorizations obtained by Copel GeT and is investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder	(a)	100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu (a)		30	09.14.2049
Generation Concession 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031

PUBLIC SERVICE CONCESSIONS

Generation concession 045/1999
TPP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	09.17.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - WPP Palmas		100	09.28.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
In progress for homologation from ANEEL - HPP Marumbi		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register w ith ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D’Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (a)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (a)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada (a)	100	01.04.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena (a)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (a)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru (a)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia (a)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (a)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (a)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (a)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (a)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (a)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (a)	100	08.03.2050

(a) Building under construction.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 (extended by 3rd addendum to the contratct) - Transmission facilities – several joint ventures		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (a)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osório C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte; Substation 230/138 kV Curitiba Norte		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza; Substation Realeza 230/138 kV - Pátio novo 230 kV		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina		100	09.04.2044
Contract 006/2016 - Transmission line 525kV Curitiba Leste - Blumenau C1 (a)		100	04.06.2046
Contract 006/2016 - Transmission line 230 kV Uberaba - Curitiba Centro C1 e C2 (Underground) (a)
Substation 230/138 kV Curitiba Centro (SF6) - 230/138 kV - 2 x ATF 150 MVA (a)
Substation 230/138 kV Medianeira (Pátio novo 230 kV) - 2 x 150 MVA (a)
Transmission line 230 kV Baixo Iguaçu - Realeza (a)
Substation 230/138 kV Andirá Leste - 2 x ATR 150 MVA (a)
Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3;		20	05.09.2042
	Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá;
	Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 kV; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho; Transmission line 500 kV Paranaíta - Cláudia;	49	05.09.2042
	Substation Cláudia 500 kV; Transmission line 500 kV Cláudia - Paranatinga; Substation Paranatinga 500 kV;
	Transmission line 500 kV Paranatinga - Ribeirãozinho
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II;	49	05.09.2042
	Transmission line 500 kV Ribeirãozinho - Rio Verde Norte; Transmission line 500 Rio Verde Norte - Marimbondo II;
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II;
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas;	24.5	05.01.2043
	Transmission line 500 kV Rio das Éguas - Luziânia; Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (a); Transmission line 500 kV Itatiba - Bateias (a);	50.1	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (a); Transmission line 500 kV Araraquara 2 - Fernão Dias (a);
	Substation Santa Bárbara D'Oeste 440 kV (a); Substation Itatiba 500 kV (a);
	Substation 500/440 kV Fernão Dias (a)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias (a)	49	09.04.2044

(a) Buildings under construction.

3         Basis of Preparation

3.1        Statement of compliance

The quarterly information is being presented considering the provisions of CPC 21 (R1) and IAS 34 – Interim Financial Reporting. Consequently, certain information contained in the notes to the financial statements for the year ended December 31, 2016, and which was not subject to modifications in the first nine months of 2017, is not being presented. Therefore, this quarterly information should be read together with the financial statements as at December 31, 2016, available on the websites of the CVM and Copel.

Company's management believes that all the relevant information used in its management is evidenced in the individual and consolidated quarterly information.

The issuance of the individual and consolidated quarterly information was authorized by Management on November 29, 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

3.2        Measurement of investment of a Copel’s indirect subsidiary

During the preparation of the Interim Financial Information as of September 30, 2017, the Company’s management identified that UEG Araucária, indirect subsidiary, has amounts invested in a Multimarket Investment Fund, which holds quotas in other investment funds that have investments in publicly-held companies, backed mainly by a real estate development project. As of September 30, 2017, such investment had a balance of R$157,079 (R$165,749 as of December 31, 2016), recorded as Bonds and Securities in current assets.

In order to assess the value of this investment and its accounting classification, as well as the extent of any impacts, the Company’s management hired independent experts, in conformity with the best governance practices, including an internal investigation to assess the investment made. Until the publication of this interim financial information, the work had not yet been completed.

It is also worth highlighting that the Company’s management believes that the impacts on the Company’s consolidated interim financial information are restricted to the mentioned investment of UEG Araucária, it is still not possible to conclude on any adjustments and disclosures until the completion of the work.

The Company’s management will continue putting forth its best efforts to complete the work as soon as possible and will keep the market properly informed of any other significant information on the matter.

3.3        Functional and presentation currency

The individual and consolidated quarterly information is presented in Brazilian Reais, which is the functional currency of the Company. The financial information has been rounded to the nearest thousand, unless otherwise indicated.

3.4        Basis of measurement

The quarterly information was prepared based on the historical cost, except for certain financial instruments measured at fair value and investments.

3.5        Use of estimates and judgments

In the preparation of this quarterly information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company and its subsidiaries. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized in the period in which it is revised (prospective basis).

The information on the use of estimates and judgments involving the application of the accounting policies adopted that has effects on the amounts recognized in the quarterly information is the same as that disclosed in Note 3.4 to the financial statements as of December 31, 2016.

4         Significant Accounting Policies

The Company’s accounting policies are consistent with those presented in Note 4 to the financial statements as of December 31, 2016.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

4.1        Restatement of comparative balances

After reviewing its accounting practices at December 31, 2016, the Company and its electricity distribution subsidiary, aiming at the best presentation of its operational and financial performance, concluded that the changes in the expected cash flows of the indemnifiable financial asset of Copel DIS, which was originally presented in the Financial Income, in Financial Results, would be better classified in the group of Operating Revenue, together with other revenues related to its activity. This allocation better reflects the electricity distribution business model and provides a better presentation on its performance. This conclusion is supported by the fact that:

i) Investing in infrastructure is the indispensable activity of the electricity distribution business, whose management model is supported in building, maintaining and operating this infrastructure;

ii) The return on infrastructure investment in the distribution business is determined by the fair value of that infrastructure, either the amortizable portion over the contract horizon (intangible asset), or the portion indemnifiable by the Granting Authority to its final (financial asset), plus regulatory Weighted Average Cost of Capital – WACC; and

iii) Tariff revenues represent both the return on the intangible asset and a portion of the return on the financial asset, both of which are part of the regulatory remuneration base. Tariff revenues are fully recorded as part of the "Net Operating Revenue".

Beginning on December 31, 2016, according to CPC 23/IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiary changed their accounting policy previously adopted to an accounting policy that best reflects the performance of their business (for the above-mentioned arguments) and therefore reclassified retrospectively in the Statements of Income and the Statements of Added Value at September 30, 2016.

The reclassifications do not change the total assets, shareholders' equity and net income for the comparative quarter, nor the current and comparative Statements of Cash Flows.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Statements of Income and the Statements of Added Value, for comparison purposes, are presented below:

			Consolidated
09.30.2016	As previously stated	Classification adjustments	Restated
Statements of Income
Net Operating Revenues	9,675,390	129,311	9,804,701
Gross Profit	2,569,934	129,311	2,699,245
Profit before financial results and taxes	1,966,035	129,311	2,095,346
Financial results	(242,585)	(129,311)	(371,896)
Financial income	824,197	(129,311)	694,886

Statements of Added Value
Revenues	16,107,600	129,311	16,236,911
Fair value of assets from the indemnity for the concession	-	129,311	129,311
Gross Added Value	9,717,281	129,311	9,846,592
Net Added Value	9,185,173	129,311	9,314,484
(+) Transferred added value	1,075,271	(129,311)	945,960
Financial income	824,197	(129,311)	694,886

			Consolidated
04.01.2017 to 06.30.2016	As previously stated	Classification adjustments	Restated
Statements of Income
Net Operating Revenues	2,907,196	6,916	2,914,112
Gross Profit	503,143	6,916	510,059
Profit before financial results and taxes	248,290	6,916	255,206
Financial results	(212,472)	(6,916)	(219,388)
Financial income	164,008	(6,916)	157,092

5         Cash and Cash Equivalents

	Parent Company		Consolidated
	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Cash and bank accounts	845	2,452	147,154	173,020
Financial investments w ith immediate liquidity	403,946	43,644	1,158,246	809,053
	404,791	46,096	1,305,400	982,073

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date.

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 60% and 100% of the rate of change of the Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

6         Bonds and Securities

			Consolidated
Category	Index	09.30.2017	12.31.2016
Securities available for sale
Quotas in Funds	CDI	49,509	56,512
Bank Deposit Certificates - CDB	95.0% to 101% of CDI	56,394	50,811
Committed Operation	96.5% to 100% of CDI	101,693	94,268
Financial Treasury Bonds - LFT	Selic	675	1,475
		208,271	203,066
Securities held for trading
Multimarket Fund and Quotas in Funds	100% to 100.28% of CDI	164,171	174,425
Committed Operation	Fixed rate	19,974	58,930
LFT	105.56% of CDI	8,025	-
Financial Notes	105.38% of CDI	2,554	51,384
National Treasury Bonds - LTN	Selic	3,681	3,378
Time Deposits w ith Special Guarantee from the Credit
Guarantee Fund (FGC) - DPGE	106.25% of CDI	120	4,785
CDB	105.84% of CDI	104	-
Debentures	105.11% of CDI	81	129
Housing credit	-	-	1,390
Treasury	-	-	7
		198,710	294,428
		406,981	497,494
	Current	241,567	302,398
	Noncurrent	165,414	195,096
Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic
General Market Price - Internal Availability Index - IGP-DI

Copel and its subsidiaries have securities that yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period. None of these assets is overdue or impaired at period-end.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	09.30.2017	12.31.2016
Customers
Residential	294,560	175,415	36,334	506,309	447,345
Industrial	282,057	31,168	67,718	380,943	313,963
Commercial	245,441	44,383	33,229	323,053	267,647
Rural	50,346	15,743	7,741	73,830	68,611
Public Entities	37,337	7,770	11,680	56,787	64,581
Public lighting	34,891	52	239	35,182	28,991
Public service	36,388	583	1,899	38,870	34,391
Unbilled	455,580	-	-	455,580	377,498
Energy installments plan (7.1)	129,091	15,582	43,817	188,490	193,426
Low income subsidy - Eletrobras	13,390	-	-	13,390	12,128
Other receivables	52,649	16,700	66,134	135,483	159,051
	1,631,730	307,396	268,791	2,207,917	1,967,632
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	69,854	961	6,334	77,149	116,516
Bilateral contracts	186,022	3,761	4,663	194,446	102,570
CCEE (7.2)	304,533	-	181,560	486,093	354,662
Unbilled	33,249	-	-	33,249	28,873
Quota system and Reimbursement to generators	10,313	150	2,392	12,855	17,415
	603,971	4,872	194,949	803,792	620,036
Charges from using transmission grid	125,760	3,613	7,302	136,675	104,831
Telecommunications	29,358	14,596	36,862	80,816	81,374
Gas distribution	49,422	3,482	9,426	62,330	69,934
Allow ance for doubtful accounts (7.3)	(1,782)	(2,134)	(363,296)	(367,212)	(355,666)
	2,438,459	331,825	154,034	2,924,318	2,488,141
Current				2,653,868	2,217,355
Noncurrent				270,450	270,786

7.1        Energy installments plan

The trade accounts receivable renegotiated are discounted to present value, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.19% to 3.81% p.m.

7.2        CCEE

Of the balance presented, the most significant amounts are R$201,151 receivable by Copel GeT and R$251,807 receivable by Copel DIS.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Of the balance of Copel GeT, the amounts of R$2,744 and R$2,798 were received on October 10, 2017 and November 10, 2017 and the amount of R$14,049 is expected to be received on December 10,  2017, and the remaining balance of R$181,560 derives from sale of energy to be reprocessed by CCEE for the period from January to May 2015 as a result of the request for exemption from responsibility for complying with trading contracts of Colíder Hydroelectric Power Plant for delivery of energy (Note 19.4). Of the contested portion there is a register of estimated losses for doubtful accounts of R$119,665. On March 14, 2010, ANEEL denied the Company's request for reconsideration of ANEEL Order No. 1,580/2016, which had maintained unaltered the implementation schedules and the energy supply schedules related to the plant. Considering that the plant's start-up schedule was impacted by acts of public authorities and unforeseeable or force majeure events occurred during the implementation of the project, the Company will refer the matter to the court with the conviction that the decision of the Agency will be reversed.

Of the balance of Copel DIS, the amounts received were R$26,528 on October 3, 2017, R$118,630 on October 10.2017, R$26,000 on November 6, 2017 and R$80,649 on November 8, 2017.

7.3        Allowance for doubtful accounts

Consolidated	Balance as of	Additions /	Reversal	Balance as of
	January 1º, 2017	(reversals)	of write offs	September 30, 2017
Customers
Residential	66,502	25,318	(41,238)	50,582
Industrial	66,563	19,524	(4,751)	81,336
Commercial	67,075	17,148	(13,081)	71,142
Rural	3,130	2,404	(36)	5,498
Public Entities	12,981	(1,298)	(418)	11,265
Public lighting	104	91	-	195
Public service	1,111	280	-	1,391
	217,466	63,467	(59,524)	221,409
Concessionaries and permission holder
CCEE (7.3.1)	119,665	-	-	119,665
Concessionaries and permission holder	13,077	1,582	(9)	14,650
	132,742	1,582	(9)	134,315
Telecommunications	534	4,838	-	5,372
Gas distribution	4,924	1,267	(75)	6,116
	355,666	71,154	(59,608)	367,212

7.3.1       CCEE

An allowance for doubtful accounts was recognized in 2015 in the amount of R$119,665 in respect of differences between the sales price of the energy traded under the Contracts for Purchasing and Selling Electricity in the Regulated Market (CCEARs) of the Colíder Hydroelectric Power Plant and the difference settlement price (PLD). The Company will await the decision on the request for a revision of the power plant’s operations start date to reverse those estimated losses.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the State of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, adjusted according to the IGP-DI inflation index plus interest of 6.65% p.y., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

As per the request of the Paraná State Government, approved by the Company’s Board of Directors on June 16, 2016, contingent upon the approval of the Ministry of Finance, the Novation of the Term of Adjustment of CRC is under way, comprising: (i) between April and December 2016, total grace period for payments of interest and principal; and (ii) between January and December 2017, a grace period only for the principal amount, with interest payable monthly. The other clauses will be maintained, including the maintenance of monetary restatement and interest currently effective, thus not affecting the global net present value of such agreement.

As from January 2017, the State of Paraná has complied with the agreed terms and has been paying monthly the amount referring to the interest of the installment.

The Company’s management and the State of Paraná formalized on October 31, 2017 the fifth amendment.

8.1        Changes in CRC

Parent Company and Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2017	-	1,522,735	1,522,735
Interest	72,928	-	72,928
Monetary variations	(877)	(30,085)	(30,962)
Transfers	123,179	(123,179)	-
Amortizations	(72,928)	-	(72,928)
Balance as of September 30, 2017	122,302	1,369,471	1,491,773

8.2        Maturity of noncurrent installments

Parent Company and Consolidated	09.30.2017
2018	42,097
2019	175,333
2020	186,993
2021	199,429
2022	212,692
After 2022	552,927
1,369,471

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

9         Net Sectorial Financial Assets and Liabilities

9.1        Composition of the net sectorial financial assets and liabilities balances per tariff cycle

Consolidated		09.30.2017		12.31.2016
	Current Noncurrent		Current Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2018
Portion A
Charges for using the transmission system - basic grid	4,402	13,208	-	-
Electricity purchased for resale - Itaipu	84,276	252,830	-	-
System Service Charges - ESS	(75,607)	(226,822)	-	-
Energy Development Account - CDE	(13,284)	(39,853)	-	-
Proinfa	(20)	(61)	-	-
Electricity purchased for resale - CVA Energ	132,270	396,810	-	-
Transport of energy purchased from Itaipu	1,198	3,594	-	-
Other financial components
Overcontracting	(49,419)	(148,256)	-	-
Neutrality	11,542	34,625	-	-
Angra III Adjustment	(551)	(1,653)	-	-
Tariff refunds	(5,701)	(17,102)	-	-
Hydrological risk	(24,198)	(72,595)	-	-
	64,908	194,725	-	-

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated	09.30.2017		12.31.2016
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Electricity rate adjustment recoverable 2016
Portion A
Charges for using the transmission system - basic grid	-	-	(67)	-
Electricity purchased for resale - Itaipu	-	-	354,651	-
ESS	-	-	(65,712)	-
CDE	-	-	146,005	-
Proinfa	-	-	15,179	-
Electricity purchased for resale - CVA Energ	-	-	(318,905)	-
Transport of energy purchased from Itaipu	-	-	3,759	-
Other financial components		-
Overcontracting	-	-	(4,794)	-
Extraordinary Tariff Review	-	-	(257,353)	-
Neutrality	-	-	40,564	-
Financial exposure	-	-	(16,250)	-
Other	-	-	149	-
	-	-	(102,774)	-
Sectorial financial liabilities - Electricity rate adjustment recoverable 2017
Portion A
Charges for using the transmission system - basic grid	16,916	-	4,239	4,239
Electricity purchased for resale - Itaipu	54,731	-	34,717	34,717
ESS	(255,305)	-	(103,853)	(103,853)
CDE	(128,144)	-	(37,697)	(37,697)
Proinfa	(7,787)	-	1,057	1,057
Electricity purchased for resale - CVA Energ	(256,826)	-	(108,610)	(108,610)
Transport of energy purchased from Itaipu	4,252	-	1,972	1,972
Other financial components
Overcontracting	133,703	-	80,482	80,482
Neutrality	83,019	-	75,206	75,206
Tariff refunds	(18,957)	-	-	-
Angra III Adjustment	76,673	-	-	-
Other	4,595	-	-	-
	(293,130)	-	(52,487)	(52,487)
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff refunds	-	(89,131)	-	(71,244)
	-	(89,131)	-	(71,244)
	(293,130)	(89,131)	(155,261)	(123,731)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

9.2        Changes in net sectorial financial assets and liabilities

	Balance as of	Operating revenues		Financial results		Balance as of
	January 1, 2017	Constitution	Amortization	Updating	Rate flags	September 30, 2017
Portion A
Charges for using the transmission system - basic grid	8,411	32,248	(6,196)	63	-	34,526
Electricity purchased for resale - Itaipu	424,085	336,619	(400,395)	31,528	-	391,837
ESS	(273,418)	(413,607)	171,163	(41,872)	-	(557,734)
CDE	70,611	(154,991)	(105,952)	9,051	-	(181,281)
Proinfa	17,293	(14,693)	(13,221)	2,753	-	(7,868)
Electricity purchased for resale - CVA Energ	(536,125)	599,912	425,385	(5,508)	(211,410)	272,254
Transport of energy purchased f rom Itaipu	7,703	5,820	(5,640)	1,161	-	9,044
Other financial components
Overcontracting	156,170	(180,724)	(44,519)	5,101	-	(63,972)
Extraordinary Tariff Review	(257,353)	-	257,353	-	-	-
Neutrality	190,976	8,918	(71,183)	475	-	129,186
Financial exposure	(16,250)	-	16,250	-	-	-
Angra III Adjustment	-	97,426	(28,279)	5,322	-	74,469
Tariff refunds	(71,244)	(58,855)	6,992	(7,784)	-	(130,891)
Hydrological risk	-	(95,302)	-	(1,491)	-	(96,793)
Others	149	5,569	(1,844)	721	-	4,595
	(278,992)	168,340	199,914	(480)	(211,410)	(122,628)
Current	(155,261)					(228,222)
Noncurrent	(123,731)					105,594

10      Accounts Receivable Related to the Concession

Consolidated		09.30.2017	12.31.2016
Distribution concession agreement (10.1)		651,955	614,806
Bonus from the grant of concession agreements under the quota system (10.2)		601,686	586,706
Transmission concession agreements (10.3)		1,425,056	1,342,055
Remeasurement of RBSE financial assets (10.4)		1,437,151	1,186,985
Concession agreement - gas distribution (10.5)		97,221	83,378
		4,213,069	3,813,930
	Current	152,228	65,595
	Noncurrent	4,060,841	3,748,335

10.1      Distribution concession agreement

Noncurrent
Balance as of January 1, 2017	614,806
Donations and grants received	76
Transfers from intangible assets (Note 20.1)	30,784
Transfers to other receivables (assets held for disposal)	(3,711)
Fair value recognition	10,020
Loss on disposal	(20)
Balance as of September 30, 2017	651,955

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

10.2      Bonus from the grant of concession agreements under the quota system

	Current	Noncurrent	Total
Balance as of January 1, 2017	1,269	585,437	586,706
Transfers from current to noncurrent	48,415	(48,415)	-
Transfers to electricity grid use charges - customers	(46,052)	-	(46,052)
Interest (Note 32.2)	-	61,032	61,032
Balance as of September 30, 2017	3,632	598,054	601,686

10.3      Transmission concession agreement

		Noncurrent
			Special
	Current	Assets	liabilities	Total
Balance as of January 1, 2017	11,278	1,407,792	(77,015)	1,342,055
Transfers from current to noncurrent	60,350	(60,350)	-	-
Transfers to electricity grid use charges - customers	(56,469)	-	-	(56,469)
Transfers to property, plant and equipment	-	(28,847)	-	(28,847)
Remuneration	-	88,821	-	88,821
Construction income	-	79,785	(289)	79,496
Balance as of September 30, 2017	15,159	1,487,201	(77,304)	1,425,056

10.4      Remeasurement of RBSE financial assets

	Current	Noncurrent	Total
Balance as of January 1, 2017	53,048	1,133,937	1,186,985
Gain on the cash flow from the RBSE assets	-	132,036	132,036
Increase in the estimated amount due to the approval of the report on RBSE assets	-	183,015	183,015
Transfers from current to noncurrent	145,274	(145,274)	-
Transfers to electricity grid use charges - customers	(64,885)	-	(64,885)
Balance as of September 30, 2017	133,437	1,303,714	1,437,151

Copel GeT extended the concession agreement 060/2001, pursuant to Law No. 12,783/2013, and recognized receivables related to the electricity transmission assets of the Existing Basic Network System (RBSE) and the connecting facilities and Other Transmission Facilities (RPC) existing in May 2000 and not yet depreciated or amortized.

On April 20, 2016, MME Ordinance No. 120 was published, determining that the amounts of assets not yet depreciated and/or amortized, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concessionaires as of the 2017 tariff review process, in order to define the Annual Permitted Revenue (APR). The Ordinance addressed issues related to updating, remunerating and period for receiving the amounts, which are regulated by Aneel Normative Resolution No. 762/2017, by means of Public Hearing 068/2016.

On April 12, 2017, Aneel issued Technical Note No. 61/2017 - SFF, which concluded the audit of the appraisal report and recognized the amount of R$667,637 as the net value of the assets at December 31, 2012. ANEEL’s board approved the inspection results on May 9, 2017.

Copel GeT is considering the amount approved by ANEEL and the change derived from the remeasurement of the asset was recognized as a balancing item to the statement of income, R$315,051 was recognized in operating revenue until September 30, 2017 and R$207,934 in income after taxes.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The appraisal report was submitted to Aneel on March 31, 2015 and had a base amount of R$882,300, R$214,663 greater than that approved by the Agency, and the disallowance is related to the assets of Substation SF6 of Salto Caxias.

Moreover, on June 27, 2017 ANEEL published Resolution No. 2,258 establishing the Annual Permitted Revenue (RAP), for the 2017/2018 tariff cycle, considering the court decision on the injunction of April 11, 2017 related to a lawsuit filed by three business associations, which determines the deduction of the “compensation”, provided for in article 15, paragraph 2 of Law 12,783/2013.

The compensation related to the cost of equity calculated for the RBSE assets from January 2013 to June 2017 temporarily reduced the referred RAP from R$132,993 to R$121,267, and the amount deducted from the RAP by ANEEL in the eight tariff cycles is R$201,795.

Based on the opinion of its legal counsel, Copel GeT understands that this is a provisional decision and is not against Copel GeT’s right to receive the amounts related to RSBE assets, which are guaranteed by Law. Therefore, the receivables related to the compensation by the cost of equity considered in the receipt flow of this asset are recorded in non-current assets.

10.5      Concession agreement – gas distribution

Noncurrent
Balance as of January 1, 2017	83,378
Capitalization of intangible assets in progress	15,438
Fair value recognition	(1,595)
Balance as of September 30, 2017	97,221

10.6      Commitments regarding transmission

Commitments with suppliers of equipment and services are related to the following projects:

Contracts	Transmission Lines and Substations	Balance
Contract 010/2010	TL 500kV Araraquara 2 - Taubaté and SEs 500kV Araraquara and Taubaté	73,454
Contract 022/2014	TL 500kV Londrina - Assis and SEs 500kV Londrina and Assis	3,850
Contract 006/2016	TL 500kV Blumenau - Curitiba Leste and SEs 500kV Blumenau and Curitiba Leste	27,981
	TL 230kV SE B. Iguaçu - Realeza Sul and SE 230kV Medianeira Norte	61,943
	TL 230kV Curitiba Centro - Uberaba and SE 230kV Curitiba Centro	159,750
	Sectional LT 230kV Assis - Salto Grande and SE 230kV Andirá Leste	30,463
		357,441

11      Accounts Receivable Related to Concession Compensation

11.1      Changes in accounts receivable related to concession compensation

Consolidated
Noncurrent
Balance as of January 1, 2017	67,401
Gain on remeasurement of the cash flow	182
Reversal of impairment	599
Balance as of September 30, 2017	68,182

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

12      Other Receivables

.		Parent Company		Consolidated
		09.30.2017	12.31.2016	09.30.2017	12.31.2016
Services in progress (a)		7,444	7,893	132,527	136,085
CDE Transfer		-	-	121,485	45,929
Advance payments to suppliers (b) (12.1)		-	-	64,935	44,806
Advance payments to employees		859	652	36,360	25,916
Decommissioning in progress		-	-	34,067	43,602
Advance for severance estate		-	-	6,183	11,050
Other receivables		186	191	74,007	73,096
		8,489	8,736	469,564	380,484
	Current	8,489	8,736	366,729	306,933
	Noncurrent	-	-	102,835	73,551

(a) This item refers to services currently in progress w ithin the Company, most of w hich are related to the Research and Development and Energy Efficiency programs, w hich upon conclusion are offset against the respective liability recorded for this purpose.

(b) Advances to suppliers provided on contractual clauses.

12.1      Advances to suppliers

This balance includes the advance to suppliers of Compagás relating to the gas purchase agreement with Petrobras, purchase of volumes and transmission capacities contracted and assured, higher than those actually withdrawn and used, and contains future compensation clause. Compagás has the right to withdraw the gas in subsequent months, and can compensate the volume contracted and not consumed within a prescription period of up to ten years. This balance is monthly adjusted for inflation, updating the recovery amount. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás made an adjustment to the recoverable amount of the credit from take or pay and ship or pay to be offset. The effects on the income for the year, in the amount of R$4,586, was recorded as operating costs - estimates losses, provisions and reversals.

13      Taxes

13.1      Income tax and social contribution

.	Parent Company			Consolidated
	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Current assets
IR and CSLL paid in advance	60,800	116,441	977,396	765,150
IR and CSLL to be offset against liability	(1,033)	(74,542)	(214,638)	(576,198)
	59,767	41,899	762,758	188,952
Noncurrent assets
IR and CSLL paid in advance	145,341	153,216	162,844	169,967
	145,341	153,216	162,844	169,967
Current liabilities
IR and CSLL due	-	4,882	458,739	547,992
IR and CSLL to be offset against asset	-	(4,882)	(213,605)	(506,538)
	-	-	245,134	41,454

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

13.2      Deferred income tax and social contribution

13.2.1     Changes in deferred income tax and social contribution

Parent Company	Balance as of January 1º, 2017	Recognized in income	Recognized in other comprehensive income	Balance as of September 30, 2017

Noncurrent assets
Tax losses and negative tax basis	4,755	50,227	-	54,982
Provisions for legal claims	52,000	(4,200)	-	47,800
Amortization - concession	19,299	286	-	19,585
Provision for financing	3,457	-	-	3,457
Private pension and health plans	2,114	87	-	2,201
Others	17,939	(1,965)	-	15,974
	99,564	44,435	-	143,999
(-) Noncurrent liabilities
Escrow deposits monetary variation	24,699	2,426	-	27,125
Result from the change in the investment valuation method	17,717	-	-	17,717
CPC 38/IAS 39 effects - financial instruments	7,079	(3,963)	1,210	4,326
CPC 08 effects - transaction costs	1,715	3,132	-	4,847
CPC 33/IAS 19 effects - employee benefits	892	-	-	892
	52,102	1,595	1,210	54,907
Net	47,462	42,840	(1,210)	89,092

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated	Balance as of January 1º, 2017	Recognized in income	Recognized in other comprehensive income	Balance as of September 30, 2017

Noncurrent assets
Provisions for legal claims	427,660	2,483	-	430,143
Private pension and health plans	285,222	12,491	-	297,713
CPC 01/IAS 36 effects - impairment of assets	289,617	(8,929)	-	280,688
Tax losses and negative tax basis	51,113	130,207	-	181,320
Provision for energy purchases	115,257	67,209	-	182,466
Research and development and energy efficiency programs	142,279	9,399	-	151,678
Allow ance for doubtful accounts	129,638	3,795	-	133,433
Social security contributions - injunction on judicial deposit	54,750	4,964	-	59,714
Amortization - concession	44,131	3,444	-	47,575
Provision for credits on gas purchases	47,514	15,797	-	63,311
ICPC 01/IFRIC12 effects - concession contracts	26,206	(976)	-	25,230
Provision for tax losses	23,176	(244)	-	22,932
Provision for profit sharing	21,331	(8,615)	-	12,716
CPC 38/IAS 39 effects - financial instruments	12,923	1,679	-	14,602
Others	44,132	11,584	-	55,716
	1,714,949	244,288	-	1,959,237
(-) Noncurrent liabilities
ICPC 01/IFRIC12 effects - concession contracts	439,946	81,125	-	521,071
CPC 27/IAS 16 effects - deemed cost	486,795	(28,088)	-	458,707
Escrow deposits monetary variation	62,538	497	-	63,035
CPC 33/IAS 19 effects - employee benefits	25,463	(309)	-	25,154
Result from the change in the investment valuation method	17,717	-	-	17,717
Deferment of capital gains	11,320	-	-	11,320
Capitalization of financial charges	5,357	-	-	5,357
Others	40,766	9,284	2,611	52,661
	1,089,902	62,509	2,611	1,155,022
Net	625,047	181,779	(2,611)	804,215
Assets presented in the Statement of Financial Position	803,477			994,010
(-) Liabilities presented in the Statement of Financial Position	(178,430)			(189,795)
Net	625,047			804,215

13.2.2     Realization of deferred tax credits

The tax credit derived from the pension and healthcare plans was calculated considering the actuarial provision determined based on a valuation prepared annually by an independent actuary. The deferred taxes on all other provisions for litigations will be realized according to the court rulings.

The projected realization of the deferred tax credits is shown below:

	Parent Company			Consolidated
	Assets	Liabilities	Assets	Liabilities
2017	56,588	-	450,146	(76,244)
2018	220	-	132,791	(99,877)
2019	220	-	103,879	(99,746)
2020	220	-	94,414	(95,667)
2021	220	-	98,811	(101,312)
2022 to 2024	660	-	222,055	(276,020)
2025 to 2027	85,871	(54,907)	845,236	(406,156)
2028 to 2030	-	-	3,900	-
2031 to 2033	-	-	3,900	-
2034 to 2036	-	-	4,105	-
	143,999	(54,907)	1,959,237	(1,155,022)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

13.3      Other taxes recoverable and other tax obligations

.	Parent Company			Consolidated
	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Current assets
Recoverable ICMS (VAT)	7	-	74,153	62,934
Recoverable PIS/Pasep and Cofins taxes	266	197	241,365	52,240
PIS/Pasep and Cofins to be offset against liabilities	-	-	(111,709)	(47,810)
Other recoverable taxes	-	-	571	567
	273	197	204,380	67,931
Noncurrent assets
Recoverable ICMS (VAT)	-	-	26,344	35,659
PIS/Pasep and Cofins taxes	-	-	57,336	62,113
Other recoverable taxes	15	15	33,338	33,336
	15	15	117,018	131,108
Current liabilities
ICMS (VAT) payable	-	5	150,665	113,793
PIS/Pasep and Cofins payable	1,033	39,819	121,293	136,437
PIS/Pasep and Cofins to be offset against assets	(1,033)	(39,819)	(112,742)	(87,629)
IRRF on JSCP	-	29,841	-	90,147
IRRF on JSCP to be offset against IR and CSLL assets	-	(29,841)	-	(29,841)
Special Tax Regularization Program - Pert (13.3.1)	-	-	145,846	-
Ordinary financing of taxes w ith the federal tax authorities	-	-	60,105	59,558
Other taxes	699	407	10,736	12,529
	699	412	375,903	294,994
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	2,313	2,075	176,141	161,336
Pert (13.3.1)	-	-	487,955	-
Ordinary financing of taxes w ith the federal tax authorities	-	-	103,506	138,969
TCFRH (a)	-	-	40,280	-
Other taxes	-	-	3,210	2,841
	2,313	2,075	811,092	303,146
(a) Fee for Control, Monitoring and Inspection of Activities of Exploitation and Use of Water Resources

13.3.1     Special Tax Regularization Program - Pert

In June 2016, the Brazilian Federal Revenue Office - RFB issued an understanding through Private Letter Ruling Cosit No. 101/2016, providing guidance that the Account of Compensation of Variation in Amounts of “Parcel A” - CVA, currently classified as Sectorial Financial Assets and Liabilities, should be realized when it was recorded (accrual basis) and not through transfer to tariffs (cash basis). According to the RFB, this understanding is based on the signing of the amendment to the concession agreement in December 2014, which currently assures that any residual balance of Sectorial Financial Assets and Liabilities will be indemnified at the end of the concession.

In this context, due to the RFB’s position, which produces effects since December 2014, the Company, which taxed the CVA operations on a cash basis, assessed the benefits offered by the Special Tax Regularization Program - Pert, established by Provisional Measure  – MP No., 783/2017 and regulated by Normative Instruction – IN No. 1711/2017, as well as the effect on its financial results and cash flow, decided to join the program in August 2017, thus changing the taxation regime from CVA to accrual basis.

Based on this decision, Copel DIS rectified all accessory obligations from December 2014 to July 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The underpayments made in the period from December 2014 to March 2017 were included in the Pert, with a declaration to the RFB of a debit of R$557,365  (principal amount), relating to PIS, Cofins, IRPJ and CSLL. Considering the benefits of reduction of fine and interest of the Pert, total amount adjusted for inflation through August 2017, program joining date, is R$694,822.

Tax	Principal	Fine	Interest	Consolidated debt before joining Pert (1)	Reduction of fine and interest - Pert (2)	Debt balance (1) - (2)
PIS	29,432	5,886	8,612	43,930	7,395	36,535
Cofins	135,614	27,123	39,678	202,415	34,073	168,342
IRPJ	286,528	57,306	89,814	433,648	75,819	357,829
CSLL	105,791	21,158	33,159	160,108	27,992	132,116
	557,365	111,473	171,263	840,101	145,279	694,822

The payment of the taxes included in the Pert is made as follows:

•         Cash payment of 20% of the debit (without the reductions provided for in the Pert), in 5 installments of R$33,604, payable from August 2017. From September 2017, this amount will be adjusted for inflation at the Selic rate.

•         Beginning in January 2018, the payment of the debt balance starts, in 145 installments of R$3,633. The amount of the instalment will be adjusted for inflation at the Selic rate.

The debt balance relating to the Pert at September 30, 2017 is R$633,801.

Regarding overpayments made in the period from December 2014 to July 2017, considering the change of the taxation regime from CVA to the accrual basis, pursuant to Private Letter Ruling Cosit No.  101/2016, Copel DIS declared to RFB credits relating to PIS, Cofins, IRPJ and CSLL, as shown in the table below:

Tax	Principal	Interest	Total
PIS	40,379	6,716	47,095
Cofins	185,134	30,803	215,937
IRPJ	369,900	50,219	420,119
CSLL	164,996	23,310	188,306
	760,409	111,048	871,457

The amounts of these credits will be used for future offsets of federal taxes and their balance will be adjusted for inflation monthly by the Selic rate.

Thus, the benefits earned by the Company for joining the program totalled R$145,279 relating to reduction of fine and interest.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

13.4      Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

.	Parent Company		Consolidated
	09.30.2017	09.30.2016	09.30.2017	09.30.2016
Income before IRPJ and CSLL	890,856	1,093,492	1,246,078	1,723,450
IRPJ and CSLL (34%)	(302,891)	(371,787)	(423,667)	(585,973)
Tax effects on:
Equity in income	346,228	317,191	20,568	52,688
Dividends	407	523	407	523
Non deductible expenses	20	(70)	(17,470)	(8,694)
Tax incentives	-	-	8,702	11,098
Unrecognized income and social contribution tax loss carry-forw ards	-	-	(5,559)	(28,665)
Setting up and/or offset of income tax and social contribution losses of prior years	-	-	106,743	-
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	497	10,255
Others	(924)	-	21,736	(117,069)
Current IRPJ and CSLL	-	-	(469,822)	(639,637)
Deferred IRPJ and CSLL	42,840	(54,143)	181,779	(26,200)
Effective rate - %	-4.8%	5.0%	23.1%	38.6%

.	Parent Company		Consolidated
	07.01.2017 to 09.30.2017	07.01.2016 to 09.30.2016	07.01.2017 to 09.30.2017	07.01.2016 to 09.30.2016

Income before IRPJ and CSLL	380,862	(112,707)	318,207	35,818
IRPJ and CSLL (34%)	(129,493)	38,321	(108,191)	(12,178)
Tax effects on:
Equity in income	131,953	(12,940)	(7,651)	23,515
Dividends	260	374	260	374
Non deductible expenses	32	(58)	(4,185)	(2,079)
Tax incentives	-	(93)	2,601	2,906
Unrecognized income and social contribution tax loss carry-forw ards	-	-	13,397	(8,014)
Setting up and/or offset of income tax and social contribution losses of prior years	-	-	106,743	-
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	26,925	1,673
Others	(300)	(13)	41,678	(117,069)
Current IRPJ and CSLL	-	13,364	(143,708)	(60,509)
Deferred IRPJ and CSLL	2,452	12,227	215,285	(50,363)
Effective rate - %	-0.6%	22.7%	-22.5%	309.5%

14      Prepaid Expenses

Consolidated
		09.30.2017	12.31.2016
Risk premium - GSF renegotiation (14.1)		31,897	40,909
Others		18,867	23,770
		50,764	64,679
	Current	34,194	39,096
	Noncurrent	16,570	25,583

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

14.1      GSF (Generation Scaling Factor) renegotiation

A breakdown of these items as at 09.30.2017 is presented below:

Consolidated	Balance as of			Balance as of
	January 1º, 2017	Amortization	Transfers	September 30, 2017
Risk premium - current asset	15,459	(9,012)	9,012	15,459
Risk premium - noncurrent asset	25,450	-	(9,012)	16,438
Intangible	53,186	(5,681)	-	47,505
	94,095	(14,693)	-	79,402
Risk premium to be amortized - prepaid expenses	40,909			31,897
Grant extension period - intangible	53,186			47,505

15      Receivables from Related Parties

.	Controladora		Consolidado
	30.09.2017	31.12.2016	30.09.2017	31.12.2016
Controlador
Estado do Paraná (15.1)	130,156	130,156	142,648	155,141
Controladas
Copel DIS (15.2)	86,590	90,505	-	-
Copel TEL (15.3)	-	85,421	-	-
Usina de Energia Eólica Guajiru S.A. (15.4)	30,825	-	-	-
Usina de Energia Eólica Potiguar S.A. (15.5)	45,773	-	-	-
Usina de Energia Eólica Cutia S.A. (15.6)	19,292	-	-	-
Usina de Energia Eólica Maria Helena S.A. (15.7)	34,080	-	-	-
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (15.8)	1,795	-	-	-
Copel REN - compartilhamento de estrutura	955	955	-	-
Copel Energia - compartilhamento de estrutura	541	541	-	-
Copel DIS - reembolso	-	135	-	-
Empreendimento controlado em conjunto
Voltalia São Miguel do Gostoso (15.9)	37,268	28,968	37,268	28,968
	387,275	336,681	179,916	184,109
Circulante	170,529	116,020	37,268	28,968
Não circulante	216,746	220,661	142,648	155,141

15.1      State of Paraná

15.1.1     Credit related to Luz Fraterna Program, R$115,890 (R$115,890 as of 12.31.2016)

The transfer of the receivables from the Luz Fraterna account (Note 37.a) of Copel DIS to Copel was suspended from the second half of 2015, considering Decree No. 2,789/2015, which created the possibility of using presumed ICMS (VAT tax) credits for the settlement of invoices referring to this program. In addition, State Law No. 18,875, dated 09.27.2016 authorized the State of Paraná to pay in installments the debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law.

The settlement of the remaining balances is in the final stage of negotiation.

15.1.2     Credit referring to 2014 World Cup construction work, R$14,266 (R$14,266 as of 12.31.2016)

Copel’s executive board, through the 2,119th Meeting, of July 28, 2014, approved the transfer of credit rights on costs related to mobility projects for FIFA 2014 World Soccer Cup made by Copel DIS and under the responsibility of the Paraná State government.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ANEEL agreed to the transaction through order No. 3,483/2015 and a Credit Assignment Agreement that transfers Copel DIS rights to Copel was executed.

In addition, State Law No. 18,875, dated September 27, 2016, authorized the State of Paraná to pay debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law. Considering this legal provision, Management is in the negotiation phase to define the terms of the settlement of this balance.

15.1.3     Credit referring to Programa Morar Bem, R$12,492 (R$24,985 as of 12.31.2016)

Programa Morar Bem Paraná, established by Decree No. 2845/2011, is an agreement between Paraná State, Companhia de Habitação do Paraná (Cohapar) and Copel DIS, and is managed by Cohapar. Copel main attributions in this agreement are comprised of the construction of electric power distribution networks and housing project consumer unit service connections.

State Law No. 18,875, dated September 27, 2016, authorized the State of Paraná to pay in installments the debts overdue and not paid to Copel DIS relating to services rendered up to the date of publication of said Law. Considering this legal provision, Management is under negotiation with the State of Paraná to define the terms of the settlement of this balance.

15.2      Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they remain recognized in the Parent Company.

The balance with Copel DIS refers to STN financing transferred with the same levy of charges borne by the Company and shown as obligations for loans and financing at Copel DIS (Note 23).

15.3      Copel TEL - Loan

A loan agreement was signed on June 12, 2015 between Copel (lender) and Copel TEL (borrower), within the limit of R$20,000, changed to R$60,000 and R$120,000 pursuant to the first and second amendments to the agreements signed on October 14, 2016 and December 15, 2016, effective until December 29, 2017 and remuneration at 111.5% of the CDI rate, for the purpose of raising funds to comply with the borrower’s investment program. The loan was settled on 08.09.2017 and was recorded as financial income in the amount of R$6,667, in 2017 (R$55 in the third quarter of 2016).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

15.4      Usina de Energia Eólica Guajiru S.A. - Loan

On August 21, 2017, a loan agreement was signed between Copel (lender) and Usina de Energia Eólica Guajiru S.A. (borrower), within the limit of R$30,500 plus IOF (tax on financial transactions), effective until January 31, 2018 and remuneration at 117% of the CDI rate, aiming at providing working capital for financing the borrower's activities and business. Of the limit approved, the borrower used all the limit approved. This quarter a financial income of R$179 was recorded.

15.5      Usina de Energia Eólica Potiguar S.A. - Loan

On August 21, 2017, a loan agreement was signed between Copel (lender) and Usina de Energia Eólica Potiguar S.A. (borrower), within the limit of R$71,500 plus IOF, effective until January 31, 2018 and remuneration at 117% of the CDI rate, aiming at providing working capital for financing the borrower's activities and business. Of the limit approved, the borrower used R$45,327. This quarter a financial income of R$233 was recorded.

15.6      Usina de Energia Eólica Cutia S.A. - Loan

On August 21, 2017, a loan agreement was signed between Copel (lender) and Usina de Energia Eólica Cutia S.A. (borrower), within the limit of R$19,500 plus IOF, effective until January 31, 2018 and remuneration at 117% of the CDI rate, aiming at providing working capital for financing the borrower's activities and business. Of the limit approved, the borrower used R$19,088. This quarter a financial income of R$112 was recorded.

15.7      Usina de Energia Eólica Maria Helena S.A. - Loan

On August 21, 2017, a loan agreement was signed between Copel (lender) and Usina de Energia Eólica Maria Helena S.A. (borrower), within the limit of R$83,500 plus IOF, effective until January 31, 2018 and remuneration at 117% of the CDI rate, aiming at providing working capital for financing the borrower's activities and business. Of the limit approved, the borrower used R$33,729. This quarter a financial income of R$190 was recorded.

15.8      Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. - Loan

On August 21, 2017, a loan agreement was signed between Copel (lender) and Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (borrower), within the limit of R$2,500 plus IOF, effective until January 31, 2018 and remuneration at 117% of the CDI rate, aiming at providing working capital for financing the borrower's activities and business. Of the limit approved, the borrower used R$1,776. This quarter a financial income of R$10 was recorded.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

15.9      Voltalia São Miguel do Gostoso Participações S.A. - Loan

On May 14, 2015, a loan agreement was signed between Copel (lender) and Voltalia São Miguel do Gostoso Participações S.A. (borrower), with retroactive effects as from February 6, 2015, within the limit of R$29,400, plus IOF, effective until February 6, 2018, according to the first amendment signed on February 6, 2017, and a remuneration at 111.5% of the Interbank Deposit Certificate (CDI), aiming at providing working capital for financing the borrower’s activities and business. Of the limit approved, the borrower used R$27,950. In the first nine months of 2017, a financial income of R$2,778.was recorded (R$2,606, in the same period of 2016).

16      Other Temporary Investments

Investiment	Investor	Shares (quantity)	Type	Stock exchange quotation per share (R$) 09.30.2017	Stock exchange quotation per share (R$)	12.31.2016
Companhia de Saneamento do Paraná - Sanepar	Copel	36,343,267	Preferred	10.90 393,234	10.75	390,690
Sanepar (Note 18.4)	Copel Energia	7,956,306	Common	77,478		-
Other investments	Copel			18,622		17,607
				489,334		408,297

17      Judicial Deposits

.		Parent Company		Consolidated
	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Taxes claims	141,927	153,719	357,121	433,880
Labor claims	119	213	135,210	149,968
Civil
Suppliers	-	-	-	7,680
Civil	-	-	61,623	51,482
Easements	-	-	12,930	6,679
Customers	-	-	2,617	3,197
	-	-	77,170	69,038
Others	-	-	4,952	4,717
	142,046	153,932	574,453	657,603

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

18      Investments

18.1      Changes in investments

Parent Company	Balance as of January 1, 2017	Equity	Investiment/ Advance for future capital increase	Amortization	Proposed dividends and JCP	Capital decrease	Balance as of September 30, 2017
Subsidiaries
Copel GeT	8,060,462	654,757	50,200	-	-	-	8,765,420
Copel DIS	4,827,098	261,475	71,212	-	-	-	5,159,786
Copel TEL	446,155	45,924	-	-	-	-	492,079
Copel REN	28,778	(17,208)	-	-	-	-	11,570
Copel Energia	269,870	3,410	170	-	-	(170,000)	106,167
UEG Araucária (18.2)	120,552	1,636	-	-	-	-	122,188
Compagás (18.2)	152,811	(1,541)	-	-	-	-	151,270
Elejor (18.2)	55,790	56,428	-	-	(63,098)	-	49,120
Elejor - concession rights	14,516	-	-	(565)	-	-	13,951
	13,976,032	1,004,881	121,582	(565)	(63,098)	(170,000)	14,871,551
Joint Ventures				-
Voltalia São Miguel do Gostoso I (18.3)	75,563	713	-	-	-	-	76,276
Voltalia São Miguel do Gostoso - authorization rights	11,140	-	-	(275)	-	-	10,865
Paraná Gás	37	(27)	-	-	-	-	10
	86,740	686	-	(275)	-	-	87,151
Associates
Dona Francisca Energética (18.5)	32,766	6,465	-	-	(9,057)	-	30,174
Foz do Chopim Energética (18.5)	13,967	6,267	-	-	(7,527)	-	12,707
Other	2,454	19	36	-	-	-	2,509
	49,187	12,751	36	-	(16,584)	-	45,390
	14,111,959	1,018,318	121,618	(840)	(79,682)	(170,000)	15,004,092

Consolidated	Balance as of January 1, 2017	Equity	Investiment/ Advance for future capital increase	Amortization	Proposed dividends and JCP	Transfer (a)	Balance as of September 30, 2017
Joint Ventures (18.3)
Dominó Holdings (18.4)	81,526	(566)	-	-	(5,144)	(73,361)	2,455
Voltalia São Miguel do Gostoso I	75,563	713	-	-	-	-	76,276
Voltalia São Miguel do Gostoso - authorization rights	11,140	-	-	(275)	-	-	10,865
Paraná Gás	37	(27)	-	-	-	-	10
Costa Oeste	37,232	(3,184)	-	-	(1,020)	-	33,028
Marumbi	94,878	(11,706)	-	-	-	-	83,172
Transmissora Sul Brasileira	69,369	1,774	-	-	-	-	71,143
Caiuá	60,057	(4,847)	-	-	-	-	55,210
Integração Maranhense	122,253	(9,573)	-	-	-	-	112,680
Matrinchã	792,069	30,514	-	-	-	-	822,583
Guaraciaba	398,969	18,625	-	-	-	-	417,594
Paranaíba	147,213	11,956	2,082	-	-	-	161,251
Mata de Santa Genebra	232,240	14,993	176,853	-	-	-	424,086
Cantareira	161,855	(930)	22,955	-	-	-	183,880
	2,284,401	47,742	201,890	(275)	(6,164)	(73,361)	2,454,233
Associates
Dona Francisca Energética (18.5)	32,766	6,465	-	-	(9,057)	-	30,174
Foz do Chopim Energética (18.5)	13,967	6,267	-	-	(7,527)	-	12,707
Other	2,454	19	36	-	-	-	2,509
	49,187	12,751	36	-	(16,584)	-	45,390
Other investments	1,362	-	-	-	-	-	1,362
	2,334,950	60,493	201,926	(275)	(22,748)	(73,361)	2,500,985
(a) Transfer to Other temporary investments

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

18.2      Subsidiaries with non-controlling interest

18.2.1     Summarized financial information

09.30.2017	Compagás	Elejor	UEG Araucária
ASSETS	594,747	692,515	676,399
Current assets	171,991	85,632	240,340
Noncurrent assets	422,756	606,883	436,059
LIABILITIES	594,747	692,515	676,399
Current liabilities	246,957	178,260	44,211
Noncurrent liabilities	51,182	444,083	21,249
Equity	296,608	70,172	610,939
STATEMENT OF INCOME
Operating revenues	369,781	219,046	1,083
Operating costs and expenses	(378,410)	(64,622)	(6,062)
Financial results	3,889	(32,474)	(6,074)
Income tax and social contribution	1,720	(41,340)	19,229
Net income (loss)	(3,020)	80,610	8,176
Other comprehensive income	-	-	-
Total comprehensive income	(3,020)	80,610	8,176

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	95,684	109,259	(93,916)
Cash flow s from investiment activities	(11,053)	(679)	95,495
Cash flow s from financing activities	(14,383)	(99,423)	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	70,248	9,157	1,579
Cash and cash equivalents at the beginning of the period	35,309	38,483	19,644
Cash and cash equivalents at the end of the period	105,557	47,640	21,223
CHANGE IN CASH AND CASH EQUIVALENTS	70,248	9,157	1,579

18.2.2     Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2017	146,818	23,910	120,553	291,281
Income (loss) for the year	(1,479)	24,182	1,636	24,339
Deliberation of additional dividends proposed	-	(11,053)	-	(11,053)
Dividends	-	(15,989)	-	(15,989)
Balance as of September 30, 2017	145,339	21,050	122,189	288,578

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

18.3      Total balances of the groups of assets, liabilities, net income and share in commitments and contingent liabilities of the main joint ventures

09.30.2017	Dominó	Voltalia	Costa Oeste	Marumbi	Transmis- sora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Canta- reira
ASSETS	5,830	157,891	97,726	161,026	694,511	232,126	468,378	2,730,832	1,375,803	1,626,922	1,526,685	900,984
Current assets	5,616	2,174	6,931	9,993	54,350	25,363	49,613	262,782	111,974	171,023	27,435	25,276
Cash and cash equivalents	1,887	28	1,930	1,706	24,295	1,730	4,008	125,727	6,167	33,204	15,121	24,540
Other current assets	3,729	2,146	5,001	8,287	30,055	23,633	45,605	137,055	105,807	137,819	12,314	736
Noncurrent assets	214	155,717	90,795	151,033	640,161	206,763	418,765	2,468,050	1,263,829	1,455,899	1,499,250	875,708
.
LIABILITIES	5,830	157,891	97,726	161,026	694,511	232,126	468,378	2,730,832	1,375,803	1,626,922	1,526,685	900,984
Current liabilities	820	2,226	3,753	9,958	36,990	25,387	74,075	131,048	60,678	72,261	607,171	15,335
Financial liabilities	-	-	3,120	5,208	28,327	7,404	13,209	48,575	29,625	51,288	544,447	-
Other current liabilities	820	2,226	633	4,750	8,663	17,983	60,866	82,473	31,053	20,973	62,724	15,335
Noncurrent liabilities	-	-	29,211	47,103	301,808	94,063	164,343	921,041	462,891	896,488	73,036	510,384
Financial liabilities	-	-	25,424	39,789	292,384	65,745	106,784	730,560	360,443	642,453	-	424,695
Other noncurrent liabilities	-	-	3,787	7,314	9,424	28,318	57,559	190,481	102,448	254,035	73,036	85,689
Equity	5,010	155,665	64,762	103,965	355,713	112,676	229,960	1,678,743	852,234	658,173	846,478	375,265
.
STATEMENT OF INCOME
Net operating income	-	-	8,626	14,653	40,988	(5,916)	(19,785)	305,264	168,944	213,935	483,869	325,574
Operating costs and expenses	(646)	(90)	(14,378)	(27,942)	(6,888)	(4,157)	(3,096)	(166,421)	(84,838)	(92,092)	(373,688)	(293,929)
Financial results	(508)	5	(1,345)	(2,327)	(20,265)	(4,663)	(6,933)	(44,115)	(26,959)	(43,693)	(64,893)	(34,708)
Equity in income of subsidiaries	-	1,540	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	(1)	-	854	984	(4,967)	4,846	10,278	(32,453)	(19,139)	(29,349)	(15,362)	1,164
Net income (loss)	(1,155)	1,455	(6,243)	(14,632)	8,868	(9,890)	(19,536)	62,275	38,008	48,801	29,926	(1,899)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	(1,155)	1,455	(6,243)	(14,632)	8,868	(9,890)	(19,536)	62,275	38,008	48,801	29,926	(1,899)
Investment interest - %	49.0	49.0	51.0	80.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	2,455	76,276	33,028	83,172	71,143	55,210	112,680	822,583	417,594	161,251	424,086	183,880

Copel's interest in the commitments assumed from its joint ventures is equivalent to R$149,032 and in contingent liabilities is equivalent to R$3,487.

18.4      Dominó Holdings S.A.

At the Extraordinary General Meeting held on March 13, 2017, the shareholders approved the capital reduction of Dominó Holding, without cancelation of shares, through the delivery of all common shares issued by Sanepar, owned by Dominó Holdings, in the proportion of its interests. As a consequence, Copel Energia became the direct holder of 7,956,306 common shares of Sanepar, measured at their fair value at R$73,361, determined based on the discounted cash flow method.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

18.5      Total balances of the groups of assets, liabilities, net income and share in contingent liabilities of the main associates

09.30.2017	Dona Francisca	Foz do Chopim
ASSETS	139,783	51,810
Current assets	10,981	13,844
Noncurrent assets	128,802	37,966
LIABILITIES	139,783	51,810
Current liabilities	4,449	2,083
Noncurrent liabilities	4,315	14,205
Equity	131,019	35,522
STATEMENT OF INCOME
Net operating income	52,900	30,165
Operating costs and expenses	(23,564)	(12,102)
Financial income (expense)	747	576
Income tax and social contribution	(2,016)	(1,117)
Net income	28,067	17,522
Other comprehensive income	-	-
Total comprehensive income	28,067	17,522
Investment interest - %	23.0303	35.7700
Investment book value	30,174	12,707

Copel's interest in the contingent liabilities of its associates is equivalent to R$55,638.

19      Property, Plant and Equipment

19.1      Property, plant and equipment by asset class

Consolidated	Cost	Accumulated depreciation	09.30.2017	Cost	Accumulated depreciation	12.31.2016
In service
Reservoirs, dams and aqueducts	6,641,555	(4,036,615)	2,604,940	6,595,895	(3,912,383)	2,683,512
Machinery and equipment	5,404,286	(2,778,432)	2,625,854	5,309,674	(2,645,702)	2,663,972
Buildings	1,500,496	(980,308)	520,188	1,498,841	(954,470)	544,371
Land	277,667	(14,553)	263,114	277,112	(12,351)	264,761
Vehicles and aircraft	58,948	(47,393)	11,555	60,914	(45,243)	15,671
Furniture and tools	16,926	(11,308)	5,618	16,771	(10,989)	5,782
(-) Provision for impairment	(1,160)	-	(1,160)	(77,318)	-	(77,318)
(-) Special Obligations	(56)	16	(40)	(56)	10	(46)
	13,898,662	(7,868,593)	6,030,069	13,681,833	(7,581,128)	6,100,705
In progress
Cost	4,742,936	-	4,742,936	3,969,703	-	3,969,703
(-) Provision for impairment	(1,111,207)	-	(1,111,207)	(1,136,105)	-	(1,136,105)
	3,631,729	-	3,631,729	2,833,598	-	2,833,598
	17,530,391	(7,868,593)	9,661,798	16,515,431	(7,581,128)	8,934,303

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

19.2      Changes in property, plant and equipment

Consolidated		Additions /
	Balance as of	Reversal of		Loss on		Balance as of
	January 1, 2017	impairment	Depreciation	disposal	Transfers	September 30, 2017
In service
Reservoirs, dams and aqueducts	2,683,512	-	(108,249)	(13)	29,690	2,604,940
Machinery and equipment	2,663,971	-	(141,689)	(2,998)	106,570	2,625,854
Buildings	544,372	-	(27,255)	(390)	3,461	520,188
Land	264,761	-	(2,201)	(2)	556	263,114
Vehicles and aircraft	15,671	-	(4,128)	(6)	18	11,555
Furniture and tools	5,782	-	(603)	(4)	443	5,618
(-) Provision for impairment (19.7)	(77,318)	76,158	-	-	-	(1,160)
(-) Special Obligations	(46)	-	6	-	-	(40)
	6,100,705	76,158	(284,119)	(3,413)	140,738	6,030,069
In progress
Cost	3,969,703	888,487	-	(3,569)	(111,685)	4,742,936
(-) Provision for impairment (19.7)	(1,136,105)	24,898	-	-	-	(1,111,207)
	2,833,598	913,385	-	(3,569)	(111,685)	3,631,729
	8,934,303	989,543	(284,119)	(6,982)	29,053	9,661,798

19.3      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first nine months of 2017 amounted to R$1,519, at an average rate of 0.05% p.y. (R$5,499, at an average rate of 0.21% p.y., in the same period of 2016).

19.4      HPP Colíder

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel GeT won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Agreement No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse of 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis and the signed financing agreement amounted to R$1,041,155 (Note 23). Until September 30, 2017, the financing amount of R$975,108 was released.

Due to unforeseeable events or force majeure and acts of public authorities, such as fire at the construction site, difficulties related to environmental licensing, supplier delays in meeting the equipment delivery schedule, electromechanical assembly services and the construction of the transmission line associated to the plant, the project suffered impacts on its schedule, and the commercial operation forecast was revised, with the first generating unit scheduled for May 2018, while the third and final generating unit is scheduled to come on line in November 2018. As a result of these events, a balance of estimated losses on impairment of assets of R$638,837 is recorded as of September 30, 2017 (R$595,489 as of December 31, 2016).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of IPCA inflation index to R$161.56 as of 9/30/2017. 125 averages MW were sold, for supply starting on January 2015, for 30 years. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed. In a first judgment, the request was not accepted, Copel GeT filed an application for reconsideration of the decision, which was also denied on March 14, 2017. Not agreeing with the decision, Copel GeT filed again an application for reconsideration, which was definitely denied on July 4, 2017 The Company will refer the matter to the court with the conviction that the Agency's decision will be reversed.

The Company has complied with its commitments of energy supply as follows:

•         From January 2015 to June 2016: with energy surpluses not contracted in its other plants;

•         From June 2016 to December 2017: with partial reduction in June 2016 through a Bilateral Agreement and in the period from July 2016 to December 2017, reduction of all supply contracts of the CCEARs – Energy Trading Agreement in the Regulated Environment, through a Bilateral Agreement and participation in the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits - MCSD de Energia Nova”).

On December 21, 2016, the assured power of the project was revised by MME Ordinance No. 258, going from 179.6 average MW to 177.9 average MW, after full set-up.

At September 30, 2017, the expenditures incurred on UHE Colíder presented a balance of R$2,151,492 and the commitments assumed with equipment and service suppliers amounted to R$46,940.

19.5      Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel GeT in consortiums are shown below:

	Share	Annual average
Joint operations	Copel GeT (%)	depreciation rate (%)	09.30.2017	12.31.2016
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(139,721)	(117,625)
			720,196	742,292
In progress
HPP Baixo Iguaçu (19.5.1)	30.00		584,711	390,420
			584,711	390,420
			1,304,907	1,132,712

19.5.1     Consórcio Empreendedor Baixo Iguaçu - Cebi

The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with minimum installed capacity of 350.20 MW and physical guarantee revised to 171.3 MW, The plant is located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The start of commercial operation of Unit 1 is scheduled for November 2018 and Units 2 and 3 for December 2018 and January 2019, respectively. The previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, that stopped the construction work as of July of that year. In March 2015, a decision authorizing the Company to resume construction work was published. However, Instituto Chico Mendes de Conservação da Biodiversidade - ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work. Cebi sent IAP – Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issued. Having obtained the IAP license, and after technical and contractual adjustments required due to the long downtime, the works were resumed as of February 2, 2016.

On August 23, 2016, the Company signed the 2nd Amendment to the Concession Agreement with the purpose of formalizing the redefinition of the work schedule, acknowledging in favor of Cebi the exclusion of responsibility for the delay in implementing the project for a period of 756 days, which was considered as an extension of the concession period, which originally was until August 19, 2047 and became September 14, 2049. Additionally, on November 7, 2017, Aneel acknowledged an additional period of 46 days for exclusion of responsibility relating to the invasions of the construction site by the “Movimento dos Atingidos por Barragens – MAB” group in 2016. The effects of this decision changes the project implementation schedule and postponed the beginning and the end of the energy trading agreements.

The river diversion to enable the construction of the second phase of the development is scheduled to be carried out in May of next year.

As of September 30, 2017, the total commitments assumed by the consortium for the complete implementation of the plant was R$645,177, and Copel’s portion was R$193,553.

19.6      Cutia wind farm project

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

•         Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh, and the forecast for commercial generation of these farms is scheduled for June 2018; and

•         Bento Miguel Complex: composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 54.8 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on November 28, 2014, at an average historical price of R$136.97/MWh, and the initial forecast for commercial generation of these farms is January 2019.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The following are the relevant milestones for the execution of the works from January 2016 to June 2017. In January 2016, the environmental licenses were obtained, beginning the access road runs, bases and assembly platform of the generator set. In April 2016, construction of the Cutia Substation was started, with installed capacity of three 120 MVA transformers and twenty-six 34.0 kV circuits, two circuits for each wind farm. In October 2016, with the advanced stage of construction services in some farms, the first generator sets began to be delivered, and Torres Productive Center began operating, a structure in which precast elements that will constitute the towers of support of the wind turbines will be produced. In January 2017, the process of assembling the towers of the wind turbines began.

As a result of the review of the recoverable amount of these projects, a balance of estimated losses on impairment of assets of R$308,145 as of September 30, 2017 was recorded (R$314,463 as of December 31, 2016).

At September 30, 2017, the total commitments assumed with equipment and service suppliers of the wind farms under construction amounted to R$1,172,013. The amount refers mainly to the supply of wind turbines, civil works, owner’s engineering, construction of substations and medium and high tension transmission lines.

19.7      Estimated losses on impairment of generation segment assets

The Company reviewed the recoverable amount of property, plant and equipment and, as a result of these analyses, the balance of the estimated losses on impairment suffered the following changes:

Consolidated		Property, Plant
		and Equipment
	In service	In progress	Total
Balance as of January 1, 2017	(77,318)	(1,136,105)	(1,213,423)
Provision for impairment	-	(43,348)	(43,348)
Reversal of provision for impairment	76,158	68,246	144,404
Balance as of September 30, 2017	(1,160)	(1,111,207)	(1,112,367)

The projects with impairment balances recorded at September 30, 2017 are the following:

Consolidated	Property, Plant and Equipment
	Cost	Depreciation	Impairment	Value in use
Projects
UHE Colíder (a)	2,265,394	(1,700)	(638,837)	1,624,857
Complexo Eólico Cutia (a)	1,019,571	-	(231,562)	788,009
Complexo Eólico Bento Miguel (a)	155,879	-	(76,583)	79,296
Consórcio Tapajós (b)	14,464	-	(14,464)	-
Usinas no Paraná (a)	704,016	(27,721)	(150,921)	525,374
	4,159,324	(29,421)	(1,112,367)	3,017,536
(a) Under construction
(b) Project under development

The main impacts on the result for the period are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•         R$69,073 refer to the reversal of the provision for losses of Araucária Hydroelectric Plant, located in the State of Paraná. In 2017, the calculation of the value in use considers: Company’s assumptions and budgets, pre-tax discount rate in constant currency of 11.61% p.a., or 7.66% after taxes (12.13% p.a. in 2016), which derives from the WACC methodology for the electricity generation segment, plus the additional risk associated with the revenue variation. The reversal observed is justified mainly by the review of the discount rate and the reviews of the Company's projections as to the expected outcome.

•         R$43,348 refer to the provision for losses of Colíder Hydroelectric Power Plant, under construction, located in the State of Mato Grosso. In 2017, the calculation of the value in use considered the Company’s assumptions and budgets and discount rate after taxes in constant currency of 5.35% p.a. (5.70% p.a. in 2016), which derives from the WACC methodology for the electricity generation segment. This additional provision was recognized mainly due to new delays in the execution, as well as due to increase in the capex estimated for the completion of the project.

•         R$5,055 refer to the reversal of the provision for losses on Bento Miguel Complex and R$1,264 to the reversal of the provision for losses on Cutia Complex. Refer to wind generation assets under construction in the State of Rio Grande do Norte. In 2017, the calculation of the value in use considers: Company’s assumptions and budgets and pre-tax discount rate in constant currency of 7.11% (8.06% p.a. in 2016), which derives from the WACC methodology for the electricity generation segment, adjusted for the specific condition of taxation of those projects. The reversals observed are justified mainly by the review of the discount rate and the reviews of the projections, notably regarding the assumption of energy available for sale in the long term.

•         R$15,423 refer to the reversal of the Figueira Hydroelectric Plant, a project in process of modernization. In 2017, the calculation of the value in use considered the Company’s assumptions and budgets and pre-tax discount rate in constant currency of 8.11% p.a. (8.63% p.a. in 2016), which derives from the WACC methodology for the electricity generation segment. The reversal is justified by the effects of the discount rate, offset by an increase in capex and delay in the operation after modernization.

•         R$53,589 refer to the reversal of the provision for other assets of hydraulic generation in the State of Paraná. The calculation of the value in use considered: company’s assumptions and budgets, (i) for the plant in operation, a pre-tax discount rate in constant currency of 8.11% (8.63% p.a. in 2016) and (ii) for the plant under construction, a discount rate after taxes in constant currency of 5.35% p.a. (5.70% p.a. in 2016), which derives from the WACC methodology for the electricity generation segment. The reversal observed is basically due to the review of the discount rate used.

20      Intangible Assets

Consolidated
	09.30.2017	12.31.2016
Distribution concession agreement (20.1)	5,667,616	5,513,381
Generation concession agreements/ authorization (20.2)	640,872	663,712
Concession agreement - gas distribution (20.3)	212,021	238,509
Others (20.4)	41,618	44,210
	6,562,127	6,459,812

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

20.1      Distribution concession agreement

	in	in	Special liabilities
	service	progress	in service	in progress	Total
Balance as of January 1, 2017	7,537,158	849,715	(2,845,024)	(28,468)	5,513,381
Acquisitions	-	524,841	-	-	524,841
Customers contributions	628	-	(579)	(86,732)	(86,683)
Provision for claims added to the cost of the w orks	-	55	-	-	55
Transfers for accounts receivable related to concession (Note 10.1)	-	(30,784)	-	-	(30,784)
Capitalizations for intangible in service	553,640	(553,640)	(82,132)	82,132	-
Amortization of quotas - concession (a)	(308,403)	-	93,866	-	(214,537)
Amortization of quotas - PIS/Pasep and Cofins credits	(8,246)	-	-	-	(8,246)
Loss on disposal	(22,780)	(10,408)	2,777	-	(30,411)
Balance as of September 30, 2017	7,751,997	779,779	(2,831,092)	(33,068)	5,667,616
(a) Amortization during the concession as of the start of commercial operations of the enterprieses or based on the useful life of the assets, of the tw o the shortest.

20.2      Generation concession agreement

Consolidated	Concession contract (a)		Concession and
	in	in	authorization
	service	progress	rights	Total
Balance as of January 1, 2017	254,280	6,299	403,133	663,712
ANEEL grant - use of public property	-	491	-	491
Amortization of quotas - concession and authorization (b)	(13,478)	-	(9,853)	(23,331)
Balance as of September 30, 2017	240,802	6,790	393,280	640,872
(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprieses.

20.3      Concession agreement – gas distribution

	in	in
	service	progress	Total
Balance as of January 1, 2017	198,271	40,238	238,509
Acquisitions	-	10,607	10,607
Transfers for accounts receivable related to concession	-	(15,438)	(15,438)
Capitalizations for intangible in service	6,749	(6,749)	-
Amortization of quotas - concession (a)	(21,493)	-	(21,493)
Loss on disposal	(164)	-	(164)
Balance as of September 30, 2017	183,363	28,658	212,021
(a) Amortization during the concession as of the start of commercial operations of the enterprieses or based on the useful life of the assets, of the tw o the shortest.

20.4      Other intangible assets

Consolidated	in	in
	service	progress	Total
Balance as of January 1, 2017	25,725	18,485	44,210
Acquisitions	5	4,870	4,875
Transfers from property, plant and equipment	79	-	79
Capitalizations for intangible in service	3,622	(3,622)	-
Amortization of quotas (a)	(7,301)	-	(7,301)
Amortization of quotas - PIS/Pasep and Cofins credits	(46)	-	(46)
Loss on disposal	(18)	(181)	(199)
Balance as of September 30, 2017	22,066	19,552	41,618
(a) Annual amortization rate: 20%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

20.5      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first nine months of 2017 amounted to R$3,152, at an average rate of 0.18% p.y. (R$4,388, at an average rate of 0.24% p.y., in the same period of 2016).

20.6      Commitments assumed

At September 30, 2017, the commitments assumed with equipment and service suppliers for the acquisition of intangible assets totalled R$16,036.

21      Payroll, Social Charges and Accruals

	Parent Company			Consolidated
	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Social security liabilities
Taxes and social contribution	951	1,485	34,364	50,016
Social security charges on paid vacation and 13th salary	1,076	826	47,225	35,570
	2,027	2,311	81,589	85,586
Labor liabilities
Payroll, net	-	35	72	835
Vacation and 13th salary	3,433	2,577	148,385	111,021
Profit sharing	546	650	44,024	64,814
Voluntary termination	2,744	-	45,981	25,532
Profit sharing	-	-	14	9
	6,723	3,262	238,476	202,211
	8,750	5,573	320,065	287,797

22      Suppliers

Consolidated
		09.30.2017	12.31.2016
Energy supplies (22.1)		1,335,879	673,442
Materials and supplies		560,645	399,576
Natural gas for resale		200,448	132,985
Charges for use of grid system		114,768	86,347
		2,211,740	1,292,350
	Current	2,175,030	1,255,639
	Noncurrent	36,710	36,711

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

22.1      Main power purchase agreements

Power purchase agreements signed in the regulated power trading environment, shown at original value and adjusted annually according to the IPCA index:

Auctions	Supply period	Energy purchased (annual average MW)	Auction date	Average purchase price (R$/MWh)
				historical	updated
Auction of power from existing facilities
13th Auction - Product 2014 - DIS	05.01.2014 to 12.31.2019	109.05	04.30.2014	262.00	324.51
13th Auction - Product 2014 - QTD	05.01.2014 to 12.31.2019	48.12	04.30.2014	271.00	335.66
14th Auction - Product 2015 - 03 DIS	01.01.2015 to 12.31.2017	13.28	12.05.2014	191.99	229.87
14th Auction - Product 2015 - 03 QTD	01.01.2015 to 12.31.2017	2.99	12.05.2014	201.00	240.66
		173.44
Auction of power from new facilities
1st Auction - Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95	205.04
1st Auction - Product 2008 Thermo	2008 to 2022	24.30	12.16.2005	132.26	253.57
1st Auction - Product 2009 Hydro	2009 to 2038	3.54	12.16.2005	114.28	219.10
1st Auction - Product 2009 Thermo	2009 to 2023	40.29	12.16.2005	129.26	247.82
1st Auction - Product 2010 Hydro	2010 to 2039	69.87	12.16.2005	115.04	220.55
1st Auction - Product 2010 Thermo	2010 to 2024	59.46	12.16.2005	121.81	233.53
3rd Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86	226.43
3rd Auction - Product 2011 Thermo	2011 to 2025	54.22	10.10.2006	137.44	257.49
4th Auction - Product 2010 Thermo	2010 to 2024	15.44	07.26.2007	134.67	244.64
5th Auction - Product 2012 Hydro	2012 to 2041	53.24	10.16.2007	129.14	232.38
5th Auction - Product 2012 Thermo	2012 to 2026	115.38	10.16.2007	128.37	231.00
6th Auction - Product 2011 Thermo	2011 to 2025	9.89	09.17.2008	128.42	218.14
7th Auction - Product 2013 Thermo	2013 to 2027	110.96	09.30.2008	145.23	246.70
8th Auction - Product 2012 Hydro	2012 to 2041	0.01	08.27.2009	144.00	234.99
8th Auction - Product 2012 Thermo	2012 to 2026	0.15	08.27.2009	144.60	235.97
15th Auction - Product 2017 Hydro	2017 to 2046	12.11	12.14.2012	93.46	126.11
15th Auction - Product 2017 Wind farm	2017 to 2036	0.33	12.14.2012	87.94	118.66
17th Auction - Product 2016 Wind farm	2016 to 2035	21.16	11.18.2013	124.43	159.98
19th Auction - Product 2017 Hydro	2017 to 2046	13.58	06.06.2014	121.00	148.59
19th Auction - Product 2017 Wind farm	2017 to 2036	10.09	06.06.2014	129.97	159.60
		675.29
Structuring projects auction
Santo Antônio	2012 to 2041	120.25	12.10.2007	78.87	140.35
Jirau	2013 to 2042	115.43	05.19.2008	71.37	123.44
Belo Monte	2015 to 2044	51.31	04.20.2010	77.97	122.36
		286.99

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

23      Loans and Financing

		Company	Issue Date	Number installment	of Final maturity	Annual rate p.y. (interest + commission)	Finance charges	Principal	Consolidated
	Contracts								09.30.2017	12.31.2016
Foreign currency
National Treasury Department - STN
(Secretaria do Tesouro Nacional)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	Half-yearly	17,315	51,394	53,498
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	Half-yearly	12,082	35,196	37,007
Total foreign currency									86,590	90,505
Local currency
Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	Half-yearly	116,667	58,878	122,713
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	Half-yearly	150,000	77,798	152,314
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	Half-yearly	151,000	50,901	151,359
(5)	CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	Half-yearly	116,667	79,033	124,170
(6)	CFX 17/35959-7	Copel DIS	05.16.2017	2	05.06.2019	12.0%	Quarterly	75,000	75,092	-
(7)	CCB 21/00851-5	Copel DIS	06.30.2017	2	06.13.2019	11.0%	Quarterly	38,889	38,065	-
(8)	CCB 17/35960-0	Copel DIS	07.27.2017	2	07.17.2019	11.0%	Quarterly	50,333	50,590	-
(9)	CFX 17/35958-9	Copel DIS	08.15.2017	2	08.05.2019	11.0%	Quarterly	58,333	58,286	-
(10)	NCI 330.600.132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	Half-yearly	231,000	154,650	241,312
(11)	NCI 330.600.151	Copel	07.31.2007	3	07.31.2017	111.0% of DI	Half-yearly	18,000	-	6,366
(12)	CCB 306.401.381	Copel	07.21.2017	3	07.21.2020	120.0% of DI	Half-yearly	640,005	646,546	677,177
(13)	NCI 306.401.445	Copel	02.24.2017	2	02.15.2020	124.5% of DI	Half-yearly	77,000	76,292	-
									1,366,131	1,475,411
Eletrobras
(14)	980/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	Quarterly	11	3	5
(14)	981/95	Copel DIS	12.22.1994	80	02.15.2020	8.0%	Quarterly	1,169	131	180
(14)	982/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	1,283	53	71
(14)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	11	83	103
(14)	984/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	Quarterly	14	36	44
(14)	985/95	Copel DIS	06.07.2004	80	07.30.2016	8.0%	Quarterly	61	24	29
(15)	142/06	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	Monthly	74,340	3,639	6,369
(15)	206/07	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	Monthly	109,642	25,969	32,648
(15)	273/09	Copel DIS	05.12.2009	120	10.30.2016	5.0% + 1.5%	Monthly	63,944	8,632	9,866
									38,570	49,315
Caixa Econômica Federal
(15)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	Monthly	2,844	5,440	5,631
(16)	3153-352	Copel DIS	03.31.2015	36	12.08.2026	5.5 % above TJLP	Quarterly	489	501	-
									5,941	5,631
Finep
(17)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	4%	Monthly	35,095	9,635	11,983
(17)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	3.5% + TR	Monthly	17,103	8,141	10,043
									17,776	22,026
BNDES
(18)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	Monthly	169,500	120,990	128,722
(19)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	Monthly	42,433	26,790	28,895
(20)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	Monthly	2,290	1,445	1,559
(21)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	Monthly	73,122	56,404	59,493
(22)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	Monthly	1,041,155	884,449	923,982
(23)	13210331	Copel GeT	12.03.2013	167	08.15.2028	1.49% and 1.89% above TJLP	Monthly	17,644	14,167	15,017
(24)	15206041	Copel GeT	12.28.2015	168	06.15.2030	2.42% above TJLP	Monthly	34,265	26,346	27,666
(25)	15205921	Copel GeT	12.28.2015	168	12.15.2029	2.32% above TJLP	Monthly	21,584	16,019	16,860
(26)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% p.y. above TJLP	Monthly	41,583	22,938	27,893
(26)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 p.y. above TR BNDES	Annual	17,821	14,989	18,735
(27)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6% p.y.	Monthly	78,921	52,900	58,787
(28)	14205611-D	Copel DIS	12.15.2014	57	02.15.2021	TJLP	Monthly	750	31	38
(29)	14212711	Santa Maria	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	Monthly	59,462	52,380	54,734
(29)	14212721	Santa Helena	06.01.2015	192	08.15.2031	1.66% p.y. above TJLP	Monthly	64,520	56,803	59,355
(30)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	54,100	49,580	52,053
(30)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	40,050	36,653	38,482
(30)	11211541	GE S.B. do Norte	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	90,900	83,127	87,275
(30)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% p.y. above TJLP	Monthly	97,000	88,778	93,229
									1,604,789	1,692,775
							Single
(31)	Promissory notes	Copel GeT	12.29.2015	1	12.18.2017	117% of DI	installment	500,000	638,451	581,909
							Single
(32)	Promissory notes	Copel GeT	05.12.2017	1	05.12.2019	117% of DI	installment	500,000	518,739	-
									1,157,190	581,909
Banco do Brasil
BNDES Transfer
(33)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2.13% above TJLP	Monthly	169,500	120,990	128,721
									120,990	128,721
Total local currency									4,311,387	3,955,788
									4,397,977	4,046,293
								Current	1,346,549	1,470,742
								Noncurrent	3,051,428	2,575,551

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Issue	Number of	Final	Annual rate p.y.	Finance		Parent Company
	Contracts	Date	installment	maturity	(interest + commission)	charges	Principal	09.30.2017	12.31.2016
Foreign currency
	STN
(1)	Par Bond	05.20.1998	1	04.11.2024	6.0% + 0.20%	Half-yearly	17,315	51,394	53,498
(1)	Discount Bond	05.20.1998	1	04.11.2024	1.1875%+0.20%	Half-yearly	12,082	35,196	37,007
								86,590	90,505
Local currency
	Banco do Brasil
(10)	NCI 330.600.132	02.28.2007	3	02.28.2019	107.8% of DI	Half-yearly	231,000	154,650	241,312
(11)	NCI 330.600.151	07.31.2007	3	07.31.2017	111.0% of DI	Half-yearly	18,000	-	6,366
(12)	CCB 306.401.381	07.21.2017	3	07.21.2020	120.0% of DI	Half-yearly	640,005	646,546	677,177
(13)	NCI 306.401.445	02.24.2017	2	02.15.2020	124.5% of DI	Half-yearly	77,000	76,292	-
								877,488	924,855
								964,078	1,015,360
							Circulante	304,519	453,288
						Não circulante		659,559	562,072

Allocation:
(1) The restructuring of medium and long-term debt in connection w ith the financing received under Law No. 4,131/1962.
(2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) Working capital.
(14) National Program for Watering - Proni. (15) Rural Electricity Program - Luz para Todos .
(16) Operation for the acquisition of machinery and/or equipment and IT and automation equipment. (17) BEL project - ultra w ide band intranet service (Ultra Wide Band - UWB).

(18) (33) Construction of the Mauá Hydroelectric Pow er Plant and its transmission system, in consortium w ith Eletrosul. (19) Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste.

(20) Purchase of machinery and equipment for implementation of the transmission line described above. (21) Implementation of Cavernoso II SHP.
(22) Implementation of HPP Colíder and associated transmission system. (23) Implementation of the 230/138kV Cerquilho III Substation.
(24) Implementation of transmission line Assis – Paraguaçu Paulista II.
(25) Implementation of transmission lines Londrina – Figueira and Salto Osório – Foz do Chopim C2.
(26) Investment in preservation of businesses, improvements, operational support and general investments in expansion. (27) National machinery and equipment accredited by BNDES.
(28) Implementation, expansion and consolidation of projects and Enterprises Social Investment Programs (ISE). (29) (30) Construction and implementation of w ind generating plant.
(31) Payment of grant – auction 012/2015, relative to HPP GPS.
(32) Payment of the first installment of Copel’s debentures and w orking capital improvement of Copel GeT.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Guarantees:
(1) Company’s centralized revenues account. Deposited Collateral (23.1).
(2) (3) Pledge until 360 days.
(2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (20) Credit assignment.
(14) (15) Ow n revenue, supported by pow er of attorney granted by a public instrument, and the issue of promissory notes and commercial duplicates equal to the number of installments falling due.
(16) Fiduciary assignment of trade notes.
(17) Withhold the amounts from the checking account in w hich revenues are deposited.
(18) (21) (33) Total revenue from the sale and/or transaction of CCEAR energy, related to the project, through Concession Agreement of Attachment of Revenues, Account Management and Other Covenants.

(19) (20) Fiduciary assignment of rights under the Concession Agreement No. 027/2009-ANEEL, Transmission Service Provision Contract No. 09/2010-ONS and contracts for use of Transmission System, signed by the ONS, the Dealerships and the Transmission System users, including the total income from the provision of transmission services.

(22) Fiduciary assignment of rights under the Concession Agreement No. 01/2011MME-HPP Colíder and fiduciary assignment due to the Purchase and Sale of Energy Eétrica (CCVEE) betw een Copel and BRF - Brasil Foods S.A.

(23) Fiduciary assignment of rights under the Public Service Concession Agreement for Electric Pow er Transmission No. 015/2010-ANEEL, signed betw een Copel and the Federal Government.
(24) Assignment of credit rights deriving from Concession Agreement No. 002/2013 - ANEEL. (25) Assignment of credit rights deriving from Concession Agreement No. 022/2012 - ANEEL.
(26) (27) (28) Surety of Companhia Paranaense de Energia; fiduciary assignment of income and indemnity rights of the concession.

(29) Guarantee from Companhia Paranaense de Energia; pledge of shares; assignment of credit rights deriving from Electricity Agreement Reservation No. 153/2011; assignment of revenues arising from the project.

(30) Pledge of shares (GE Farol, GE Boa Vista, GE São Bento do Norte and GE Olho D'Água); assignment of receivables arising from the sale of electricity produced by the project; assignment of machinery and equipment assembled or built w ith the funds pegged to it.

(31) (32) Surety of Companhia Paranaense de Energia.

23.1      Collateral and escrow deposits - STN

Guarantees provided in the form of Par Bonds for R$42,838 (R$42,988 at December 31, 2016), and Discount Bonds in the amount of R$29,927 (R$30,086 at December 31, 2016), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. The amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan – 1992;

23.2      Breakdown of loans and financing by currency and index

Consolidated
		09.30.2017%		12.31.2016%
Foreign currency - change in currencies in the period (%)
U.S. Dolar	(5.50)	86,590	1.97	90,505	2.24
		86,590	1.97	90,505	2.24
Local currency - accumulated index in the period (%)
CDI	8.14	2,301,288	52.33	2,057,320	50.84
TJLP	7.00	1,658,391	37.71	1,743,974	43.10
TR	0.00	23,130	0.53	28,778	0.71
Without indexer	0.00	328,578	7.46	125,716	3.11
		4,311,387	98.03	3,955,788	97.76
		4,397,977	100.00	4,046,293	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

23.3      Maturity of noncurrent installments

	Parent Company			Consolidated
	Foreign	Local		Foreign	Local
09.30.2017	currency	currency	Total	currency	currency	Total
2018	-	-	-	-	95,240	95,240
2019	-	325,756	325,756	-	1,207,943	1,207,943
2020	-	248,929	248,929	-	406,794	406,794
2021	-	-	-	-	140,818	140,818
2022	-	-	-	-	136,500	136,500
After 2022	84,874	-	84,874	84,874	979,259	1,064,133
	84,874	574,685	659,559	84,874	2,966,554	3,051,428

23.4      Changes in loans and financing

Consolidated	Foreign currency		Local currency
	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2017	836	89,669	1,469,906	2,485,882	4,046,293
Funding	-	-	50,333	749,712	800,045
Charges	2,816	-	299,590	13,190	315,596
Monetary and exchange variations	-	(4,795)	4,273	10,275	9,753
Transfers	-	-	292,505	(292,505)	-
Amortization - principal	-	-	(430,538)	-	(430,538)
Payment - charges	(1,936)	-	(341,236)	-	(343,172)
Balance as of September 30, 2017	1,716	84,874	1,344,833	2,966,554	4,397,977

23.5      Covenants

The Company and its subsidiaries signed loan and financing agreements containing covenants that require economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in the capital stock of subsidiaries that would alter control without prior consent. Failing to fulfil these conditions may lead to accelerated debt repayment and/or fines.

At December 31, 2016, all financial ratios measured only annually and at September 30. 2017, all the other indicators and conditions agreed had been fulfilled.

The financial covenants contained in the loan and financing agreements are presented below:

Company	Contract	Financial index	Limit
BNDES Finem nº 820989.1 - Mauá
		EBITDA / Net financial results	≥ 1.3
Banco do Brasil nº 21/02000-0 - Mauá
Copel GeT
	2nd issue of Promissory Notes	Consolidated net debt / Consolidated EBITDA	≤ 3.5
		Debt service coverage ratio	≥ 1.5
Copel DIS	BNDES Finem nº 14205611	Financial indebtedness / adjusted EBITIDA	≤ 5.0
Santa Maria Energias Renováveis	BNDES Finem nº 14212711
		Debt service coverage ratio	≥ 1.3
Santa Helena Energias Renováveis	BNDES Finem nº 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement
GE Boa Vista S.A.	BNDES Finem nº 11211531
GE Farol S.A.	BNDES Finem nº 11211521	Debt service coverage ratio	≥ 1.3
GE Olho D´Água S.A.	BNDES Finem nº 11211551
GE São Bento do Norte S.A.	BNDES Finem nº 11211541
Financing for businesses - Finem

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

24      Debentures

Issue		Company	Issue Date	Number of installment	Maturity		Annual rate p.y. (interest)	Principal	Consolidated
					initial	final			09.30.2017	12.31.2016
(1)	5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% of DI	1,000,000	692,646	1,017,099
(2)	6th	Copel	06.29.2017	1	-	06.28.2019	117.0% of DI	520,000	531,556	-
(3)	1st	Copel GeT	05.15.2015	3	05.15.2018	05.15.2020	113.0% of DI	1,000,000	1,038,682	1,094,731
(4)	2nd	Copel GeT	07.13.2016	2	07.13.2018	07.13.2019	121.0% of DI	1,000,000	1,014,485	1,060,613
(5)	1st	Copel DIS	10.30.2012	2	10.30.2016	10.30.2017	DI + Spread 0.99% p.y.	1,000,000	522,148	511,525
(6)	2nd	Copel DIS	10.27.2016	2	10.27.2018	10.27.2019	124.0% of DI	500,000	558,374	504,699
(7)	1st	Copel TEL	10.15.2015	5	10.15.2020	10.15.2024	IPCA + 7.9633% p.y.	160,000	181,227	174,184
(8)	2nd	Copel TEL	07.15.2017	1	-	07.15.2022	IPCA + 5.4329	220,000	215,675	-
(9)	2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00% p.y.	203,000	40,499	70,984
(10)	1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0% p.y.	62,626	23,955	38,018
(11)	2nd	Compagás	04.15.2016	57	07.15.2017	12.15.2021	TJLP/Selic + 2.17% p.y.	33,620	24,909	23,768
(12)	2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	TJLP + 2.02% p.y.	147,575	138,776	143,407
(13)	2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	IPCA + 9.87% p.y.	153,258	145,786	151,781
									5,128,718	4,790,809
								Current	1,930,858	1,131,198
							Noncurrent		3,197,860	3,659,611
(a)	Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV e Ventos de Santo Uriel.

Characteristics:
(1) (2) (3) (4) (5) (6) (7) (8) (9) Simple debentures, single series, not convertible into shares, unsecured, for public distribution w ith restricted placement efforts, according to CVM No. 476.
(10) (11) Simple floating debentures, issued privately in a single series and not convertible into shares.
(12) Simple debentures, 1st serie, issued privately and not convertible into shares.
(13) Simple debentures, 2nd serie, issued privately and not convertible into shares.
Finance charges:
(1) Half-yearly interest - May and November.
(2) Interest on the maturity of the agreement
(3) Anuual interest - May.
(4) Anuual interest - July.
(5) (7) Half-yearly interest - April and October.
(6) Anuual interest - October.
(8) Half-yearly interest - January and July.
(9) (12) (13) Monthly interest.
(10) (11) Quarterly interest - March, June, September and December.
Allocation:
(1) (2) (3) (4) (5) (6) Working capital or used to make investments in the issuer.
(7) (8) Deployment, expansion and modernization of the telecommunication netw ork.
(9) Full settlement of the loan agreement w ith Copel.
(10) (11) Fund investment plan of the issuer.
(12) (13) Implementation of w ind farms and associated transmission systems.
Collaterals:
(1) (2) (3) (4) (5) (6) (7) (8) (9) Personal guarantee
(10) (11) Floating
(12) (13) Real and personal guarantee and pledge of Copel Geração e Transmissão's shares.
Guarantor:
(1) (2) (3) (4) (5) (6) (7) (8) (12) (13) Copel.
(9) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%.
(10) (11) Compagás.
Trustee:
(1) (2) (3) (4) (5) (6) (7) (8) (9) Pentágono S.A. DTVM.
(10) (11) BNDES Participações S.A. - BNDESPAR.
(12) (13) None.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

24.1      Maturity of noncurrent installments

09.30.2017	Parent Company	Consolidated
2018	-	258,132
2019	864,653	1,965,782
2020	-	366,566
2021	-	42,446
2022	-	282,626
After 2022	-	282,308
	864,653	3,197,860

24.2      Changes in debentures

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2017	1,131,198	3,659,611	4,790,809
Funding	-	742,521	742,521
Charges and monetary variations	434,230	4,313	438,543
Transfers	1,208,585	(1,208,585)	-
Amortization - principal	(393,800)	-	(393,800)
Payment - charges	(449,355)	-	(449,355)
Balance as of September 30, 2017	1,930,858	3,197,860	5,128,718

24.3      Covenants

Copel and its subsidiaries issued debentures containing covenants that require certain economic and financial ratios to be kept within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not making any alteration to the Company’s shareholdings in capital stock that would alter control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not keeping the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfil these conditions may lead to accelerated redemption of debentures and regulatory penalties.

At December 31, 2016, all financial ratios measured only annually and at September 30. 2017, all the other indicators and conditions agreed had been fulfilled.

The financial covenants contained in the debenture agreements are presented below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Company	Contract	Financial index	Limit
5th issue de Debentures
Copel
6th issue de Debentures
1st issue de Debentures
Copel GeT		Consolidated net debt / Consolidated EBITDA	≤ 3.5
	2nd issue de Debentures	Debt service coverage ratio	≥ 1.5
Copel DIS	2nd issue de Debentures
1st issue de Debentures
Copel TEL
2nd issue de Debentures
Copel DIS	1st issue de Debentures	Consolidated net debt / Consolidated EBITDA	≤ 4.0
Elejor	2nd issue de Debentures	Debt service coverage ratio	≥ 1.2
		Consolidated net debt / Consolidated EBITDA	≤ 3.5
Compagás	2nd issue de Debentures
		General Indebtedness	≤ 0.7
Nova Asa Branca I
Nova Asa Branca II
Nova Asa Branca III	2nd issue de Debentures	Debt service coverage ratio	≥ 1.3
Nova Eurus IV
Ventos de Santo Uriel

25      Post-employment Benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Pension Plan and Pension Plan III) and medical and dental care (“ProSaúde II” and “ProSaúde III” Plans) for their active employees and their dependents. The lifetime sponsorship of the healthcare plan for retirees, pensioners and legal dependents is only applied to “Prosaúde II” plan participants.

25.1      Benefit Pension Plan

The unified pension plan is a Defined Benefit Plan - BD in which the income is predetermined, according to each individual’s salary, and pension plan III is a Variable Contribution Plan - CV.

The Defined Benefit plan - BD is a closed plan for new participants since 1998. The Variable Contribution plan - CV is the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial valuation prepared annually by independent actuaries in accordance with CPC 33 (R1) and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial valuation are discussed with the independent actuaries and approved by the sponsor’s management.

25.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in “ProSaúde II” and “ProSaúde III” Plans’ regulations. Coverage includes periodic medical exams in both plans and is only extended to all retirees and pensioners for life in the “ProSaúde II” plan.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

25.3      Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment Benefits, are summarized below:

		Parent Company			Consolidated
		09.30.2017	12.31.2016	09.30.2017	12.31.2016
Pension plans		3	7	636	1,252
Healthcare plans		3,955	3,698	805,553	768,613
		3,958	3,705	806,189	769,865
	Current	171	188	47,572	47,894
	Noncurrent	3,787	3,517	758,617	721,971

The consolidated amounts recognized in the statement of income are shown below:

.	Parent Company		Consolidated
	09.30.2017	09.30.2016	09.30.2017	09.30.2016
Employees
Pension plans	1,335	1,266	58,281	54,930
Healthcare plan - post employment	389	1,891	72,321	96,573
Healthcare plan - active employees	509	591	60,341	55,664
(-) Transfers to construction in progress	-	-	(16,569)	(15,748)
	2,233	3,748	174,374	191,419
Management
Pension plans	557	348	1,003	775
Healthcare plan	80	74	135	169
	637	422	1,138	944
	2,870	4,170	175,512	192,363

	Parent Company		Consolidated
	07.01.2017	07.01.2016	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016	to 09.30.2017	to 09.30.2016
Employees
Pension plans	451	323	19,074	18,303
Healthcare plan - post employment	130	(1,826)	24,106	32,152
Healthcare plan - active employees	177	132	20,158	21,090
(-) Transfers to construction in progress	-	-	(5,375)	(5,511)
	758	(1,371)	57,963	66,034
Management
Pension plans	208	114	353	270
Healthcare plan	24	22	42	31
	232	136	395	301
	990	(1,235)	58,358	66,335

25.4      Changes in post-employment benefits

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2017	47,894	721,971	769,865
Appropriation of actuarial calculation	-	72,321	72,321
Appropriation of pension and healthcare contributions	108,034	-	108,034
Transfers	35,675	(35,675)	-
Amortizations	(144,031)	-	(144,031)
Balance as of September 30, 2017	47,572	758,617	806,189

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

 25.5      Actuarial valuation in accordance with CPC 33 (R1)

In compliance with CPC 33 (R1), the Company and its subsidiaries choose to prepare the actuarial report annually.

The information prepared in compliance with the Actuarial Valuation Report is described in Note 25 to the financial statements for the year ended December 31, 2016.

26      Customer Charges Due

Consolidated
	09.30.2017	12.31.2016
Energy Development Account - CDE (a)	121,941	136,450
Tariff flags	15,565	-
Global Reversal Reserve - RGR	5,962	5,262
	143,468	141,712
(a) Aneel published Resolutions No. 2,004/2015 and No. 2,202/2017.

27      Research and Development and Energy Efficiency

27.1      Balances recognized for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

Consolidated	Amounts payable,		Other	Balance	Balance
	before any related	Amounts payable to	amounts	as of	as of
	prepayments	regulatory agencies	payable	09.30.2017	12.31.2016
Research and Development - R&D
National Fund for Scientific and Technological Development - FNDCT	-	5,648	-	5,648	4,603
MME	-	2,824	-	2,824	2,302
R&D	86,458	-	219,044	305,502	294,088
	86,458	8,472	219,044	313,974	300,993
Energy efficiency program - EEP
National Program of Electricity Conservation - Procel	-	3,723	-	3,723	4,932
EEP	24,847	-	171,995	196,842	177,964
	24,847	3,723	171,995	200,565	182,896
	111,305	12,195	391,039	514,539	483,889
			Current	269,755	231,513
		Noncurrent		244,784	252,376

27.2      Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D		Procel	EEP
	current	current	current	noncurrent	current	current	noncurrent	Total
Balance as of January 1, 2017	4,603	2,302	135,401	158,687	4,932	84,275	93,689	483,889
Additions	21,599	10,799	875	20,723	6,183	-	24,731	84,910
Performance agreement	-	-	-	-	-	-	1,057	1,057
Selic interest rate (Note 34)	-	-	4,810	11,108	(128)	5,219	6,751	27,760
Transfers	-	-	59,818	(59,818)	-	12,144	(12,144)	-
Payments	(19,688)	(9,844)	-	-	(7,264)	-	-	(36,796)
Concluded projects	(866)	(433)	(26,102)	-	-	(18,880)	-	(46,281)
Balance as of September 30, 2017	5,648	2,824	174,802	130,700	3,723	82,758	114,084	514,539

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

28      Accounts Payable Related to Concession

Consolidated	Company	Grant	Signature	Closing	Discount Rate	Annual Adjustment	09.30.2017	12.31.2016
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y.	IPCA	16,321	16,235
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	23,050	22,783
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	6,789	6,299
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	37	66
(5) HPP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	258	460
(6) HPP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	447	795
(7) HPP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	371	532
(8) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	501,565	518,372
							548,838	565,542
						Current	61,798	66,210
						Noncurrent	487,040	499,332

Discount rate applied to calculate present value:

Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return.

Payment to the federal government:

Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

 28.1      Changes in accounts payable related to concession

Consolidated
	Current	Noncurrent	Total
Balance as of January 1, 2017	66,210	499,332	565,542
Additions	-	491	491
Adjust to present value	-	1,151	1,151
Monetary variations	-	31,104	31,104
Transfers	45,038	(45,038)	-
Payments	(49,450)	-	(49,450)
Balance as of September 30, 2017	61,798	487,040	548,838

29      Other Accounts Payable

Consolidated
		09.30.2017	12.31.2016
Agreement Ivaí Engenharia (Note 30.1.2 - g)		30,811	122,068
Aneel Order No. 084/2017 provision		21,311	20,542
Public lighting rate collected		21,298	27,565
Customers		27,946	32,283
Pledges in guarantee		15,721	8,067
Financial offset for the use of w ater resources		15,423	28,880
Investment acquisition		9,447	9,595
Reimbursements to customer contributions		5,128	10,894
Other liabilities		51,261	35,422
		198,346	295,316
	Current	143,670	264,791
	Noncurrent	54,676	30,525

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

30      Provisions for Legal Claims

The Company and its subsidiaries are defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.9 to the financial statements at December 31, 2016.

The Company’s management believes that, at the time of preparation of financial statements, it is not practicable to provide information regarding the expected timing of any cash outflows resulting from these legal actions in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings. Therefore, this information is not being provided.

30.1      Provisions for litigation

30.1.1     Changes in provisions for litigation in actions rated as probable losses

Consolidated	Balances as of January 1, 2017	Income			Additions to fixed assets in progress	Discharges	Transfers	Balances as of September 30, 2017
		Provision for litigations		Construction cost
		Additions	Reversals	Additions	Additions / (Reversals)
Tax
Cofins (a)	93,892	7,476	(23,032)	-	-	-	-	78,336
Others (b)	110,990	18,593	(79,435)	-	-	(233)	5,775	55,690
	204,882	26,069	(102,467)	-	-	(233)	5,775	134,026
Labors (c)	458,901	71,795	(17,138)	-	-	(64,391)	-	449,167
Employee benefits (d)	42,366	25,985	(7,194)	-	-	(4,084)	-	57,073
Civil
Civil and administrative claims (e)	295,484	71,391	(1,024)	-	-	(21,079)	-	344,772
Easements (f)	99,380	2,313	-	1,406	769	(62)	-	103,806
Expropriations and property (g)	65,712	76	(701)	23,437	(876)	-	-	87,648
Customers (h)	5,228	1,708	(263)	-	-	(60)	-	6,613
	465,804	75,488	(1,988)	24,843	(107)	(21,201)	-	542,839
Environmental (i)	1,432	550	(725)	-	-	-	-	1,257
Regulatory (j)	67,958	1,663	(2,410)	-	-	-	-	67,211
	1,241,343	201,550	(131,922)	24,843	(107)	(89,909)	5,775	1,251,573

Parent company	Balance as of January 1, 2017	Income		Discharges	Balance as of September 30, 2017
		Additions	Reversals
Tax
Cofins (a)	93,892	7,476	(23,032)	-	78,336
Others (b)	23,335	780	-	(59)	24,056
	117,227	8,256	(23,032)	(59)	102,392
Labor (c)	18	322	(4)	(7)	329
Civil (f)	20,578	2,112	-	-	22,690
Regulatory (j)	15,121	-	-	-	15,121
	152,944	10,690	(23,036)	(66)	140,532

30.1.2     Description of nature and/or details of the principal actions

a)    Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Tax Authority

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company’s exemption from Cofins.

Current status: awaiting judgment.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, fees and other charges . The principal action is described below:

Defendant: Federal Tax Authority

By the case 5037809-14.2015.4.04.7000, Copel GeT required payment in installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL) for the fiscal year 2014. The Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed against this decision since the Federal Tax Authority failed to obey the limit established in legislation.

Current status Awaiting judgment of the Special Appeal. On December 31, 2016, the amount of R$32,318 was transferred to Other Tax Liabilities.

c)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

e)    Civil and administrative claims

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid or vehicles. The main lawsuits are as follows:

Plaintiff: Tradener Ltda.                                                                       Estimated amount: R$112,834

Class action No. 588/2006 has already been rendered final and unappeasable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219-78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Current status: Case record 0005990.22.2012.8.16.0004 - the Company was ordered to pay the amount of R$112,834, which is the value updated by the (INPC/IBGE) from the maturity of the commissions, plus default interest of 1% per month, as of the date of notification (October 31, 2012), as well as attorneys’ fees. The Company filed an appeal against this decision, however, on November 8, 2016, by majority votes, the Court dismissed the appeal. Copel filed a request for Amendment of Judgment, which was partially granted to resolve obscurity, although without changing the result of the appeal. Copel filed a Special Appeal with the Superior Court of Justice.

f)     Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements is required to preserve limits and boundaries of these areas.

g)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

Possessory case actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas. The principal action is described below:

Plaintiff: Ivaí Engenharia de Obras S.A.

Declaratory action brought by the plaintiff in order to recognize the right to economic and financial rebalancing of the contract signed with Copel GeT, followed by an action for relief from judgment filed by Copel to vacate the final and unappealable decision in the declaratory judgment action, followed by a collection suit filed by the plaintiff to collect the amounts arising from the economic and financial rebalance of the agreement and followed by compliance with the provisional decision proposed by the plaintiff.

Current status: On October 21, 2016, Copel signed an agreement, previously approved by the Board of Directors, whereby it undertook to pay to Ivaí Engenharia R$152,250, in 15 monthly and consecutive installments of R$10,150. From the second installment, the base amount will be adjusted for inflation, as of the signature of the agreement, at 50% of the last IPCA index disclosed until the maturity date of each installment. The agreement comprises the existing discussions between the parties and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed. On September 30, 2016, R$152,250 was transferred to Other accounts payable (Note 29). The agreement has been complied with by Copel and the installments have been timely paid.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

h)    Consumers

Lawsuits seeking compensation for damages caused in household appliances, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i)     Environmental

Class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT.

They also contemplate the “Termos de Ajuste de Conduta –TAC”, which refers to the commitments agreed upon and approved between the Company and the competent bodies for noncompliance with any condition contained in the Installation and Operation Licenses. As they are considered liabilities, these amounts are recorded as "obligations" in current and non-current liabilities and the balancing items in property, plant and equipment (construction cost).

j)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuit is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$49,655

Copel, Copel GeT and Copel DIS are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving these companies.

Current status: awaiting judgment.

30.2      Contingent liabilities

30.2.1     Classification of actions rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising thereof.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	Parent company		Consolidated
	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Tax (a)	507,427	484,539	846,557	752,625
Labor (b)	347	146	319,111	423,495
Employee benefits (c)	-	-	24,231	23,631
Civil (d)	11,170	10,302	587,205	594,220
Regulatory (e)	-	-	790,640	765,906
	518,944	494,987	2,567,744	2,559,877

30.2.2     Description of nature and/or details of the principal actions

a)    Tax

Actions relating to federal, state and municipal taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The main lawsuits are as follows:

Plaintiff: Social Security National Institute (INSS)                                  Estimated amount: R$322,401

Tax claims against Copel related to social security contribution on assignment of manpower (lawsuit No. 5003583-56.2010.404.7000); it is worth emphasizing that the case has already been judged favorably to the Company at two court levels, awaiting judgment by the Superior Court of Justice (STJ).

Current status: awaiting judgment.

Plaintiff: Social Security National Institute (INSS)                                  Estimated amount: R$27,698

Tax collections against Copel consisting of social security contribution imposed on the assignment of labor (NFLD - 35.273.876-6). The case has been at Carf (Brazilian Administrative Tax Court) for judgment since 2010. The assessment of risk as possible is due to the existence of several legal arguments to defend the Company, particularly (a) the fact that no services were provided and no labor was assigned and (b) the fact that service providers classified into the Simples (lower taxation) category are not required to withhold that contribution.

Current status: awaiting judgment.

Plaintiff: State Tax Authority (SEFAZ)                                                  Estimated amount: R$67,624

Copel DIS received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the ‘metered demand’ line in the electricity bills issued to a major consumer between May 2011 and December 2013.

Copel DIS maintains its illegitimacy to appear in the taxable position of this tax assessment, since it was not included in the judicial process, cannot suffer the effects of the judicial decision pronounced in it, which would imply in its illegitimacy to appear in the taxable position of the tax deficiency notice 6.587.156-4.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

b)    Labor

Labor claims comprise claims filed by Copel employees and former employees in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third-parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Civil

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid and vehicles. The main lawsuits are as follows:

Plaintiff: Mineradora Tibagiana Ltda.                                                           Estimated amount: R$153,022

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel GeT has a 51% stake. The action challenges the validity of the mining permit granted by Mineradora Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: action awaiting judgment in lower court.

Plaintiff: Ivaí Engenharia de Obras S.A.

Action for collection brought by the plaintiff in order to collect amounts arising from economic and financial rebalancing of the contract signed with Copel GeT, recognized in the declaratory action.

Current status: As described in Note 30.1.2, the parties entered into an agreement, that comprises the discussions between the parties on the economic and financial balance of the agreement and suspends the ongoing collection suits, under appeal in the STJ, and compliance with provisional sentence, until the payment of all the installments of the agreement, when the abovementioned lawsuits will be dismissed. The agreement has been complied with by Copel and the installments have been timely paid.

Plaintiffs: franchises of the Agency / Copel store                                 Estimated amount: R$52,775

Filing of two individual claims against Copel Distribuição regarding the franchise contracts of Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass-through of the fees, amongst other amounts, currently have appeals awaiting trial.

Current status: awaiting judgment.

e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuits are as follows:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Plaintiff: ANEEL                                                                                 Estimated amount: R$18,922

Copel DIS filed an appeal against a decision by ANEEL's Director-General under Resolution No. 3,959 from December 8, 2015 imposing an inefficiency penalty on Copel DIS due to over-contracting for use of the distribution system (MUSD) with the National Power Network Operator (ONS), obtaining an injunction to suspend the requirement of such penalty.

Current status: awaiting judgment.

Plaintiff: Energia Sustentável do Brasil S.A. - ESBR                             Estimated amount: R$729,609

ESBR brought Ordinary Action No. 10426-71.2013.4.01.4100 against Aneel in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, in progress at the TRF of the 1st Region.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs) – including Copel DIS – to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

The risk of loss in this case is rated ‘possible’, considering the amount of R$729,609, on September 30, 2017. If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

31      Equity

31.1      Capital

The paid-in share capital is R$7,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

	Number of shares in units
Shareholders	Common		Class "A” Preferred		Class “B” preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
B3	18,638,728	12.85	76,763	23.36	70,089,876	54.64	88,805,367	32.46
NYSE	1,197,416	0.83	-	-	30,753,498	23.97	31,950,914	11.68
Latibex	-	-	-	-	121,531	0.09	121,531	0.04
Municipalities	178,393	0.12	9,326	2.84	3,471	-	191,190	0.07
Other shareholders	158,396	0.10	242,538	73.80	45,286	0.04	446,220	0.16
	145,031,080	100.00	328,627	100.00	128,295,668	100.00	273,655,375	100.00

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

31.2      Equity value adjustments

	Parent company	Consolidated
Balance as of January 1, 2017	998,466	998,466
Adjustments to financial assets available for sale
Financial investments (a)	2	3
Taxes on adjustments	-	(1)
Investments in equity interests	3,560	7,677
Taxes on adjustments	(1,210)	(2,610)
Investments in equity interests - equity (a)	2,717	-
Realization of equity evaluation adjustment
Deemed cost of fixed assets	-	(82,612)
Taxes on adjustments	-	28,088
Deemed cost of fixed assets - equity (a)	(54,524)	-
Balance as of September 30, 2017	949,011	949,011
(a) Equity in the parent company, net of taxes.

31.3      Earnings per share - basic and diluted

Parent company
	09.30.2017	09.30.2016
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders
Common shares	472,623	526,103
Class “A” preferred shares	1,178	1,418
Class “B” preferred shares	459,895	511,828
	933,696	1,039,349
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	145,031,080	145,031,080
Class “A” preferred shares	328,627	355,214
Class “B” preferred shares	128,295,668	128,269,081
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Common shares	3.25877	3.62752
Class “A” preferred shares	3.58465	3.99027
Class “B” preferred shares	3.58465	3.99027

Parent company	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016
Basic and diluted numerator
Basic and diluted earnings (loss) allocated by classes of shares, allocated to controlling shareholders
Common shares	194,028	(44,097)
Class “A” preferred shares	483	(119)
Class “B” preferred shares	188,803	(42,900)
	383,314	(87,116)
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	145,031,080	145,031,080
Class “A” preferred shares	328,627	355,214
Class “B” preferred shares	128,295,668	128,269,081
	273,655,375	273,655,375
Basic and diluted earnings (loss) per share attributable to shareholders of parent company:
Common shares	1.33784	(0.30405)
Class “A” preferred shares	1.47163	(0.33446)
Class “B” preferred shares	1.47163	(0.33446)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

32      Net Operating Revenue

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN)	Net revenues 09.30.2017

Electricity sales to final customers (32.1)	6,241,279	(521,823)	(1,454,051)	(842,787)	-	3,422,618
Electricity sales to distribuitors (32.2)	2,539,716	(203,806)	-	(39,399)	-	2,296,511
Use of the main distribution and transmission grid (32.3)	4,854,026	(434,115)	(1,104,696)	(552,593)	-	2,762,622
Construction income	591,810	-	-	-	-	591,810
Fair value of assets from the indemnity for the concession	8,425	-	-	-	-	8,425
Telecommunications	312,768	(11,540)	(72,296)	-	(1,877)	227,055
Distribution of piped gas	491,241	(46,267)	(84,904)	-	-	360,070
Sectorial financial assets and liabilities result	368,254	(30,549)	-	-	-	337,705
Other operating revenue (32.4)	129,283	(20,248)	-	-	(1,942)	107,093
	15,536,802	(1,268,348)	(2,715,947)	(1,434,779)	(3,819)	10,113,909

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN )	Net revenues 07.01.2017 to 09.30.2017

Electricity sales to final customers (32.1)	2,180,624	(147,037)	(518,998)	(317,231)	-	1,197,358
Electricity sales to distribuitors (32.2)	896,406	(84,625)	-	(13,299)	-	798,482
Use of the main distribution and transmission grid (32.3)	1,509,598	(148,186)	(371,551)	(195,169)	-	794,692
Construction income	196,994	-	-	-	-	196,994
Fair value of assets from the indemnity for the concession	2,980	-	-	-	-	2,980
Telecommunications	112,663	(4,261)	(25,834)	-	(650)	81,918
Distribution of piped gas	160,853	(15,273)	(28,014)	-	-	117,566
Sectorial financial assets and liabilities result	448,438	(30,549)	-	-	-	417,889
Other operating revenue (32.4)	43,707	(7,276)	-	-	(641)	35,790
	5,552,263	(437,207)	(944,397)	(525,699)	(1,291)	3,643,669

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN)	Net revenues 09.30.2016 Restated

Electricity sales to final customers (32.1)	7,578,264	(698,178)	(1,934,982)	(814,130)	-	4,130,974
Electricity sales to distribuitors (32.2)	2,207,291	(177,058)	-	(35,269)	-	1,994,964
Use of the main distribution and transmission grid (32.3)	5,457,157	(438,117)	(1,163,066)	(707,026)	-	3,148,948
Construction income	934,665	-	-	-	-	934,665
Fair value of assets from the indemnity for the concession	129,311	-	-	-	-	129,311
Telecommunications	256,907	(9,831)	(57,990)	-	(1,737)	187,349
Distribution of piped gas	506,457	(48,900)	(88,554)	-	-	369,003
Sectorial financial assets and liabilities result	(1,190,132)	-	-	-	-	(1,190,132)
Other operating revenue (32.4)	119,386	(18,039)	-	-	(1,728)	99,619
	15,999,306	(1,390,123)	(3,244,592)	(1,556,425)	(3,465)	9,804,701

Consolidated	Gross revenues	PIS/Pasep and Cofins	ICMS (VAT)	Regulatory charges (31.5)	Service tax (ISSQN )	Net revenues 07.01.2016 to 09.30.2016 Restated

Electricity sales to final customers (32.1)	1,970,839	(181,156)	(500,424)	(217,961)	-	1,071,298
Electricity sales to distribuitors (32.2)	754,903	(59,647)	-	(11,243)	-	684,013
Use of the main distribution and transmission grid (32.3)	1,177,763	(132,308)	(345,816)	(196,236)	-	503,403
Construction income	362,220	-	-	-	-	362,220
Fair value of assets from the indemnity for the concession	6,916	-	-	-	-	6,916
Telecommunications	87,581	(3,344)	(20,250)	-	(628)	63,359
Distribution of piped gas	162,305	(15,256)	(28,214)	-	-	118,835
Sectorial financial assets and liabilities result	64,355	-	-	-	-	64,355
Other operating revenue (32.4)	47,067	(6,745)	-	-	(609)	39,713
	4,633,949	(398,456)	(894,704)	(425,440)	(1,237)	2,914,112

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

32.1      Electric sales to final customers by category

Consolidated		Gross revenue		Net revenue
	09.30.2017	09.30.2016	09.30.2017	09.30.2016
Residential	2,020,795	2,514,911	1,008,408	1,372,447
Industrial	1,729,852	2,414,604	1,093,042	1,417,199
Trade, services and other activities	1,371,244	1,661,098	664,775	820,949
Rural	555,450	404,959	371,083	228,392
Public entities	166,881	183,791	95,873	107,929
Public lighting	170,385	178,736	81,886	90,025
Public service	226,672	220,165	107,551	94,033
	6,241,279	7,578,264	3,422,618	4,130,974

Consolidated		Gross revenue		Net income
	07.01.2017	07.01.2016	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016	to 09.30.2017	to 09.30.2016
Residential	717,489	664,474	358,143	360,588
Industrial	600,728	644,416	381,868	382,252
Trade, services and other activities	473,311	409,277	228,961	198,193
Rural	184,956	95,647	124,760	53,351
Public entities	58,730	48,059	33,743	27,876
Public lighting	64,543	48,661	30,981	24,357
Public service	80,867	60,305	38,902	24,681
	2,180,624	1,970,839	1,197,358	1,071,298

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

32.2      Electricity sales to distributors

Consolidated		Gross revenue
	09.30.2017	09.30.2016
Bilateral contracts	1,358,780	1,006,160
Electric Energy Trade Chamber - CCEE	800,075	549,885
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	279,768	519,419
Interest (Note 10.2)	61,032	77,578
Quota system	40,061	54,249
	2,539,716	2,207,291

Consolidated		Gross revenue
	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016
Bilateral contracts	559,565	346,296
Electric Energy Trade Chamber - CCEE	199,428	196,264
Agreements for Pow er Trade on the Regulated Market - CCEAR (auction)	104,409	173,559
Interest	18,673	20,683
Quota system	14,331	18,101
	896,406	754,903

32.3      Use of the main distribution and transmission grid by customer class

Consolidated		Gross revenue		Net revenue
	09.30.2017	09.30.2016	09.30.2017	09.30.2016
Residential	1,500,912	1,570,219	751,331	736,398
Industrial	823,352	979,589	368,995	449,711
Trade, services and other activities	968,923	1,069,588	469,492	499,959
Rural	257,240	258,340	182,211	180,865
Public entities	127,256	127,074	75,263	70,530
Public lighting	123,540	127,737	60,853	59,471
Public service	94,552	94,933	47,140	44,179
Free consumers	490,681	280,622	382,371	211,202
Basic netw ork, BN connections, and connection grid	1,040	1,148	811	863
Operating and maintenance income - O&M	93,039	113,351	78,023	104,265
Interest income	373,491	834,556	346,132	791,505
	4,854,026	5,457,157	2,762,622	3,148,948
Consolidated		Gross revenue		Net income
	07.01.2017	07.01.2016	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016	to 09.30.2017	to 09.30.2016
Residential	494,425	461,498	242,486	221,303
Industrial	256,095	288,429	100,708	127,572
Trade, services and other activities	328,715	321,004	160,247	156,166
Rural	77,845	72,460	52,895	53,954
Public entities	42,812	38,931	25,035	22,095
Public lighting	42,982	39,610	20,908	18,776
Public service	30,993	29,909	15,104	14,318
Free consumers	173,148	103,077	133,963	78,520
Basic netw ork, BN connections, and connection grid	348	346	270	264
Operating and maintenance income - O&M	11,265	30,367	2,773	25,488
Interest income	50,970	(207,868)	40,303	(215,053)
	1,509,598	1,177,763	794,692	503,403

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

32.4      Other operating revenues

Consolidated		Gross revenue
	09.30.2017	09.30.2016
Leasing and rent (32.4.1)	80,708	75,664
Income from rendering of services	22,988	18,110
Charged service	11,211	7,177
Other income	14,376	18,435
	129,283	119,386

Consolidated		Gross revenue
	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016
Leasing and rent (32.4.1)	27,371	26,276
Income from rendering of services	7,578	6,827
Charged service	4,470	2,786
Other income	4,288	11,178
	43,707	47,067

32.4.1     Revenues from leases and rentals

Consolidated
	09.30.2017	09.30.2016
Equipment and framew ork	78,586	75,435
Facilities sharing	1,912	43
Real estate	210	186
	80,708	75,664

Consolidated	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016
Equipment and framew ork	27,058	26,193
Facilities sharing	243	12
Real estate	70	71
	27,371	26,276

32.5      Regulatory charges

Consolidated
	09.30.2017	09.30.2016
Energy Development Account - "CDE Energia" (32.5.1)	545,523	680,290
Energy Development Account - "CDE Uso" (32.5.1)	523,252	586,753
Other charges - rate flags	238,346	178,152
Research and development and energy efficiency - R&D and PEE	84,910	73,092
Global Reversion Reserve - RGR quota	35,492	31,362
Inspection fee	7,256	6,776
	1,434,779	1,556,425

Consolidated	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016
Energy Development Account - "CDE Energia"	176,100	293,189
Energy Development Account - "CDE Uso"	185,183	94,194
Research and development and energy efficiency - R&D and PEE	31,800	25,645
Other charges - rate flags	117,710	110
Global Reversion Reserve - RGR quota	12,440	9,849
Inspection fee	2,466	2,453
	525,699	425,440

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

32.5.1     Energy Development Account - CDE

The primary objectives of the Energy Development Account (CDE) created by Law No. 10,438/2002 and amended by Law No. 12,783/2013, are: (i) universalization; (ii) subsidy to the low income residential subclass; (iii) Fuel Consumption Account - CCC; (iv) amortization of financial operations related to the reversal of assets at the end of the concessions; (v) competitiveness of energy produced from wind power, small hydroelectric plants, biomass, natural gas and coal. CDE’s quotas were originally defined based on the CCC figures for the 2001 Interconnected Systems, the values of which were adjusted annually starting in 2002 in proportion to the market growth of each agent, and in 2004 also by the IPCA. As of Law 12,783/2013, the system is changed and quotas are defined based on the resources needed to achieve its purposes and other revenues related to the CDE. The CDE charge incorporates:

i) annual quota of “CDE-Uso”: this quota is allocated to the financing of the objectives of the CDE, set forth in its annual budget, defined by the Federal Government, as provided in §§ 2 and 3 of art. 13 of Law 10,438/2002, with wording given by Law No. 12,783/2013.

ANEEL Resolution No. 2202/2017 defined the CDE-Uso quota, in the monthly amount of R$53,329 as of January 2017. However, as of February of the same year, the monthly amount of the quota was changed to R$61,159, established by ANEEL Resolution No. 2,204/2017;

ii) annual quota “CDE - Energia” (ACR account): this quota is intended for the discharge of credit operations contracted by CCEE in the management of the Regulated Contracting Environment - ACR Account, in compliance with Decree No. 8,222/2014, and pursuant to Normative Resolution No. 612/2014.

The purpose of the ACR Account is to cover costs relating to involuntary spot market exposure and the costs of thermal power dispatching in 2014.

Resolution No. 1,863/2015 defined the value of the CDE quota (ACR Account) at R$46,638, as of June 2015. Beginning June 2016, by means of Resolution No. 2004/2015, the amount of the quota was updated to R$49,362. In April 2017, the quota was reduced to R$37,907 until March 2018, and from April 2018 to March 2020, the quota will be R$49,362, as approved by Resolution No. 2,231/2017. These installments are updated annually, in accordance with the conditions contracted by CCEE for each of the loans made with the participating financial institutions; and

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

iii) annual quota CDE-Energia: this quota is destined to the return of the resources received by the distribution concessionaires, from January 2013 to January 2014, to cover costs relating to involuntary spot market exposure and the hydrological risk of the plants contracted on a regime of quotas, and the costs of thermal power dispatching for reasons of energy security, in compliance with Decree 7,895/2013 and Decree 8,203/2014.

From June 2016 to May 2017, the monthly amount of the CDE-Energia quota was established at R$18,947 by ANEEL Resolution No. 2,077/2016. From June 2017, the monthly quota was changed to R$20,138, by Resolution No. 2,204/2017.

Preliminary injunctions

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - Abrace, and of the National Association of Energy Consumers - Anace and other associates, which challenge at court the tariff components of CDE-Uso and CDE-Energia, ANEEL, through Resolutions 1,967/2015, 1,986/2015 and 2,083/2016, ratified the tariff calculation deducting these charges from associates of those entities, as long as the preliminary injunctions granted in Judicial Proceedings No. 24648-39.2015.4.01.3400 and No. 0069262-32.2015.4.01.3400 / 16th Federal Court are in effect.

On the other hand, by the preliminary injunction in favor of Abradee, the associated distributors are guaranteed the right of non-transfer, deducting from the portion of CDE-Uso and CDE-Energia the amounts not collected due to the effects of the preliminary injunction. This deduction, which covers all preliminary injunctions, was approved by Aneel by Order No. 1,576, dated June 14, 2016.

Moreover, in compliance with the preliminary injunction granted in the Judicial Proceedings No. 0028882-30.2016.4.01.3400 of the 2nd Federal Court, ANEEL, through Order No. 2,634, dated September 30, 2016, ratified, regarding the 2016 tariff process, new Tariffs for Use of Distribution Systems - Tusd for Abrace members, effective as of June 29, 2016 for as long as the effects of the preliminary injunction relief remain. In addition to the Abrace and Anace associates, other companies have also obtained favorable injunctions, with publication of new tariffs.

By means of Resolution No. 2,255 of 6/20/2017, Article 14, the tariff components of the Energy Tariff (TE) in R$/MWh, which must be applied in compliance with the injunctions granted in lawsuits that remain for the 2017 tariff process. As shown in table 11 to this Resolution, the customer units included in injunctions 0069262-32.2015.4.01.3400, of the National Association of Energy Consumers - Anace, and No. 0028996-66.2016.4.01.3400, of the Labor Union of Cement Industry - SNIC, currently totaling 7 customer units, will continue to benefit from the reduced tariffs.

Accordingly, the Company has been carrying out the deduction of the payment of the CDE quota from the unbilled amounts resulting from these injunctions, thus not impacting the distributor’s result. The differences between the rate coverage for this charge and the amount actually paid, from the beginning of the preliminary injunction to September 2017, represent the amount of R$111,912 for CDE Uso and R$13,370 for CDE Energy.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

32.6      Copel DIS periodic tariff adjustment

Aneel’s Resolution No. 2,255 of June 20, 2017 approved the result of Copel DIS Annual Tariff Review and authorized a 5.85% average adjustment to be perceived by consumers, consisting of: -0.73% related to the inclusion of financial components; 1.07% from updating Portion B; 2.78% from adjusting Portion A; and 2.73% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as of June 24, 2017.

33      Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	09.30.2017
Electricity purchased for resale (33.1)	(4,373,174)	-	-	-	(4,373,174)
Charge of the main distribution and transmission grid	(482,258)	-	-	-	(482,258)
Personnel and management (33.2)	(672,712)	(13,516)	(233,766)	-	(919,994)
Pension and healthcare plans (Note 25.3)	(130,876)	(1,770)	(42,866)	-	(175,512)
Materials and supplies	(50,642)	(542)	(7,650)	-	(58,834)
Materials and supplies for pow er electricity	(22,390)	-	-	-	(22,390)
Natural gas and supplies for gas business	(247,914)	-	-	-	(247,914)
Third-party services (33.3)	(282,584)	(13,993)	(88,915)	-	(385,492)
Depreciation and amortization	(513,393)	(11)	(25,858)	(10,129)	(549,391)
Estimated losses, provisions and reversals (33.4)	97,069	(72,254)	-	(122,002)	(97,187)
Construction cost (33.5)	(706,110)	-	-	-	(706,110)
Other operating costs and expenses, net (33.6)	(149,453)	(22,065)	(131,486)	(45,547)	(348,551)
	(7,534,437)	(124,151)	(530,541)	(177,678)	(8,366,807)

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	07.01.2017 to 09.30.2017
Electricity purchased for resale (33.1)	(1,958,195)	-	-	-	(1,958,195)
Charge of the main distribution and transmission grid	(173,068)	-	-	-	(173,068)
Personnel and management (33.2)	(213,254)	(4,816)	(76,684)	-	(294,754)
Pension and healthcare plans (Note 25.3)	(43,417)	(600)	(14,341)	-	(58,358)
Materials and supplies	(16,538)	(115)	(3,222)	-	(19,875)
Materials and supplies for pow er electricity	(8,902)	-	-	-	(8,902)
Natural gas and supplies for gas business	(78,079)	-	-	-	(78,079)
Third-party services (33.3)	(99,974)	(5,139)	(29,793)	-	(134,906)
Depreciation and amortization	(171,360)	(4)	(7,456)	(3,377)	(182,197)
Estimated losses, provisions and reversals (33.4)	158,080	(21,877)	-	(36,165)	100,038
Construction cost (33.5)	(189,011)	-	-	-	(189,011)
Other operating costs and expenses, net (33.6)	(49,857)	(7,888)	(83,222)	(21,428)	(162,395)
	(2,843,575)	(40,439)	(214,718)	(60,970)	(3,159,702)

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	09.30.2016
Electricity purchased for resale (33.1)	(3,427,377)	-	-	-	(3,427,377)
Charge of the main distribution and transmission grid	(681,554)	-	-	-	(681,554)
Personnel and management (33.2)	(630,181)	(11,920)	(204,412)	-	(846,513)
Pension and healthcare plans (Note 25.3)	(144,108)	(1,908)	(46,347)	-	(192,363)
Materials and supplies	(56,249)	(577)	(6,272)	-	(63,098)
Materials and supplies for pow er electricity	(24,577)	-	-	-	(24,577)
Natural gas and supplies for gas business	(264,236)	-	-	-	(264,236)
Third-party services (33.3)	(270,144)	(39,373)	(93,040)	-	(402,557)
Depreciation and amortization	(499,655)	(26)	(22,298)	(10,129)	(532,108)
Estimated losses, provisions and reversals (33.4)	-	(127,622)	-	(37,345)	(164,967)
Construction cost (33.5)	(927,025)	-	-	-	(927,025)
Other operating costs and expenses, net (33.6)	(180,350)	6,910	(120,962)	(62,446)	(356,848)
	(7,105,456)	(174,516)	(493,331)	(109,920)	(7,883,223)

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	07.01.2016 to 09.30.2016
Electricity purchased for resale (33.1)	(1,173,733)	-	-	-	(1,173,733)
Charge of the main distribution and transmission grid	(203,878)	-	-	-	(203,878)
Personnel and management (33.2)	(212,373)	(4,138)	(69,499)	-	(286,010)
Pension and healthcare plans (Note 25.3)	(50,779)	(608)	(14,948)	-	(66,335)
Materials and supplies	(16,942)	(283)	(2,229)	-	(19,454)
Materials and supplies for pow er electricity	(6,365)	-	-	-	(6,365)
Natural gas and supplies for gas business	(64,471)	-	-	-	(64,471)
Third-party services (33.3)	(84,725)	(17,027)	(34,448)	-	(136,200)
Depreciation and amortization	(168,051)	(9)	(7,925)	(3,376)	(179,361)
Estimated losses, provisions and reversals (33.4)	-	(33,736)	-	(74,415)	(108,151)
Construction cost (33.5)	(373,521)	-	-	-	(373,521)
Other operating costs and expenses, net (33.6)	(49,215)	2,872	(51,686)	(12,557)	(110,586)
	(2,404,053)	(52,929)	(180,735)	(90,348)	(2,728,065)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent company	General and administrative expenses	Other operacional income (expenses), net	09.30.2017
Personnel and management (33.2)	(28,314)	-	(28,314)
Pension and healthcare plans (Note 25.3)	(2,870)	-	(2,870)
Materials and supplies	(476)	-	(476)
Third party services	(10,663)	-	(10,663)
Depreciation and amortization	(59)	(840)	(899)
Estimated losses, provisions and reversals (33.4)	-	19,417	19,417
Other operating income (expenses)	(15,261)	13,088	(2,173)
	(57,643)	31,665	(25,978)

Parent company	General and administrative expenses	Other operacional income (expenses), net	07.01.2017 to 09.30.2017
Personnel and management (33.2)	(9,191)	-	(9,191)
Pension and healthcare plans (Note 25.3)	(990)	-	(990)
Materials and supplies	(107)	-	(107)
Third party services	(2,731)	-	(2,731)
Depreciation and amortization	(22)	(279)	(301)
Estimated losses, provisions and reversals (33.4)	-	22,456	22,456
Other operating income (expenses)	(7,544)	-	(7,544)
	(20,585)	22,177	1,592

Parent company	General and administrative expenses	Other operacional income (expenses), net	09.30.2016
Personnel and management (33.2)	(21,992)	-	(21,992)
Pension and healthcare plans (Note 25.3)	(4,170)	-	(4,170)
Materials and supplies	(473)	-	(473)
Third party services	(17,165)	-	(17,165)
Depreciation and amortization	(33)	(840)	(873)
Estimated losses, provisions and reversals (33.4)	-	176,407	176,407
Other operating income (expenses)	(29,865)	1,384	(28,481)
	(73,698)	176,951	103,253

Parent company	General and administrative expenses	Other operacional income (expenses), net	07.01.2016 to 09.30.2016
Personnel and management (33.2)	(6,056)	-	(6,056)
Pension and healthcare plans (Note 25.3)	1,235	-	1,235
Materials and supplies	(289)	-	(289)
Third party services	(9,220)	-	(9,220)
Depreciation and amortization	(17)	(279)	(296)
Estimated losses, provisions and reversals (33.4)	-	(2,740)	(2,740)
Other operating income (expenses)	(10,568)	945	(9,623)
	(24,915)	(2,074)	(26,989)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

33.1      Electricity purchased for resale

Consolidated	09.30.2017	09.30.2016
Purchase of Energy in the Regulated Environment - CCEAR	2,013,226	2,370,387
Electric Energy Trade Chamber - CCEE	1,228,351	347,122
Itaipu Binacional	839,743	838,673
Bilateral contracts	418,033	13,691
Program for incentive to alternative energy sources - Proinfa	163,257	182,374
Micro and mini generators and repurchase of customers	2,414	357
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(291,850)	(325,227)
	4,373,174	3,427,377

Consolidated	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016
Purchase of Energy in the Regulated Environment - CCEAR	589,713	830,017
Itaipu Binacional	284,707	260,139
Electric Energy Trade Chamber - CCEE	745,951	126,169
Program for incentive to alternative energy sources - Proinfa	54,433	61,173
Bilateral contracts	398,312	5,261
Micro and mini generators and repurchase of customers	1,539	191
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(116,460)	(109,217)
	1,958,195	1,173,733

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

33.2      Personnel and management

.	Parent company			Consolidated
	09.30.2017	09.30.2016	09.30.2017	09.30.2016
Personnel
Wages and salaries	12,054	11,205	550,066	518,676
Social charges on payroll	4,289	4,023	197,601	185,930
Meal assistance and education allow ance	767	860	83,783	74,091
Provisons for profit sharing (a)	338	345	37,000	34,301
Compensation - Voluntary termination program/retirement	3,301	-	31,006	15,726
	20,749	16,433	899,456	828,724
Management
Wages and salaries	5,960	4,392	16,312	14,130
Social charges on payroll	1,535	1,123	3,968	3,488
Other expenses	70	44	258	171
	7,565	5,559	20,538	17,789
	28,314	21,992	919,994	846,513
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

.	Parent company			Consolidated
	07.01.2017	07.01.2016	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016	to 09.30.2017	to 09.30.2016
Personnel
Wages and salaries	4,123	2,868	183,420	173,444
Social charges on payroll	1,455	1,021	65,062	61,876
Meal assistance and education allow ance	268	209	27,968	24,517
Provisons for profit sharing	29	88	(340)	11,518
Compensation - Voluntary termination Program/retirement	851	-	11,784	8,627
	6,726	4,186	287,894	279,982
Management
Wages and salaries	1,939	1,454	5,427	4,790
Social charges on payroll	507	372	1,347	1,158
Other expenses	19	44	86	80
	2,465	1,870	6,860	6,028
	9,191	6,056	294,754	286,010

33.3      Third-party services

Consolidated	09.30.2017	09.30.2016
Maintenance of electrical system	98,227	112,507
Maintenance of facilities	71,689	67,613
Communication, processing and transmission of data	66,142	41,716
Meter reading and bill delivery	37,434	39,237
Consumer service	21,884	15,791
Consulting and audit	17,871	30,116
Other services	72,245	95,577
	385,492	402,557

Consolidated	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016
Maintenance of electrical system	36,149	28,560
Maintenance of facilities	23,683	22,844
Communication, processing and transmission of data	24,905	13,464
Meter reading and bill delivery	12,212	14,580
Consulting and audit	6,263	16,561
Consumer service	8,956	5,302
Other services	22,738	34,889
	134,906	136,200

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

33.4      Estimated losses, provisions and reversals

.	Parent company			Consolidated
	09.30.2017	09.30.2016	09.30.2017	09.30.2016
Provision (reversal) for litigations	(19,417)	(176,407)	115,832	23,113
Impairment of assets	-	-	(97,069)	14,462
Allow ance for doubtful accounts (Client and Other credits)	-	-	72,365	127,622
Tax credits estimated losses	-	-	6,170	(230)
Reversion in consortiums estimated losses	-	-	(111)	-
	(19,417)	(176,407)	97,187	164,967

.	Parent company			Consolidated
	07.01.2017 to 09.30.2017	07.01.2016 to 09.30.2016	07.01.2017 to 09.30.2017	07.01.2016 to 09.30.2016

Provision (reversal) for litigations	(22,456)	2,740	33,303	60,529
Impairment of assets	-	-	(158,080)	14,462
Allow ance for doubtful accounts (Client and Other credits)	-	-	21,876	33,736
Tax credits estimated losses	-	-	2,863	(576)
Reversion in consortiums estimated losses	-	-	-	-
	(22,456)	2,740	(100,038)	108,151

33.5      Construction cost

Consolidated
	09.30.2017	09.30.2016
Third party services	316,677	352,275
Materials and supplies	248,163	462,235
Personnel	107,749	93,164
Others	33,521	19,351
	706,110	927,025

Consolidated	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016
Third party services	83,860	149,891
Materials and supplies	66,236	182,707
Personnel	34,555	33,473
Others	4,360	7,450
	189,011	373,521

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

33.6      Other operating costs and expenses, net

Consolidated
	09.30.2017	09.30.2016
Financial offset for the use of w ater resources	84,245	140,670
Taxes	69,538	23,132
Losses in the decommissioning and disposal of assets	36,754	25,443
Compensation	35,360	43,851
Leasing and rent (33.6.1)	27,149	27,261
Advertising and publicity	16,665	30,014
Other net costs and expenses	78,840	66,477
	348,551	356,848

	07.01.2017	07.01.2016
Consolidated	to 09.30.2017	to 09.30.2016
Financial offset for the use of w ater resources	29,428	46,470
Taxes	19,964	7,472
Losses in the decommissioning and disposal of assets	13,483	8,761
Compensation	12,257	21,945
Leasing and rent (33.6.1)	8,557	11,005
Advertising and publicity	6,447	10,957
Other net costs and expenses	72,259	3,976
	162,395	110,586

33.6.1     Leases and rents

Consolidated
	09.30.2017	09.30.2016
Real estate	24,205	23,131
Others	4,037	5,173
(-) PIS and Cofins credits	(1,093)	(1,043)
	27,149	27,261

Consolidated	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016
Real estate	7,408	8,969
Others	1,457	2,496
(-) PIS and Cofins credits	(308)	(460)
	8,557	11,005

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

34      Financial Results

.	Parent company			Consolidated
				Restated
	09.30.2017	09.30.2016	09.30.2017	09.30.2016
Financial income
Arrears charges on energy bills	-	-	128,420	177,975
Interest and monetary variation of CRC transfer (Note 8.1)	93,177	148,036	93,177	148,036
Return on financial investments held for trading	12,217	2,492	66,959	139,843
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	21,016	27,733
Monetary variation over the Itaipu pow er purchase	-	-	18,519	36,284
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 28.1)	-	-	16,808	1,115
Return on financial investments held for sale	7	16	15,760	10,297
Other financial income	18,881	120,583	174,403	153,603
	124,282	271,127	535,062	694,886
( - ) Financial expenses
Monetary and cambial variation and debt charges	173,376	218,680	766,131	785,652
Interest and monetary variation of CRC transfer (Note 8.1)	51,211	5,235	51,211	5,235
Monetary variation and adjust to present value of accounts
payable related to the concession (Note 28.1)	-	-	49,063	73,634
Interest on R&D and EEP (Note 27.2)	-	-	27,760	30,968
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	21,496	18,204
Monetary variation over the Itaipu pow er purchase	-	-	7,289	11,708
Other financial expenses	1,179	1,320	173,629	141,381
	225,766	225,235	1,096,579	1,066,782
Net	(101,484)	45,892	(561,517)	(371,896)

.	Parent company			Consolidated
				Restated
	07.01.2017	07.01.2016	07.01.2017	07.01.2016
	to 09.30.2017	to 09.30.2016	to 09.30.2017	to 09.30.2016
Financial income
Arrears charges on energy bills	-	-	37,106	61,402
Interest and monetary variation of CRC transfer	36,620	27,549	36,620	27,549
Return on financial investments held for trading	10,314	271	18,848	49,902
Remuneration of net sectorial assets and liabilities	-	-	-	-
Monetary variation over the Itaipu pow er purchase
Monetary variation and adjust to present value of accounts	-	-	2,807	37
payable related to the concession	2	6	4,591	3,645
Return on financial investments held for sale	-	-	9,771	5,694
Other financial income	4,841	4,940	126,503	8,863
	51,777	32,766	236,246	157,092
( - ) Financial expenses
Monetary and cambial variation and debt charges	56,217	74,992	239,123	288,445
Interest and monetary variation of CRC transfer	4,380	5,235	4,380	5,235
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	16,180	15,983
Interest on R&D and EEP	-	-	8,244	10,994
Remuneration of net sectorial assets and liabilities	-	-	(1,059)	1,129
Monetary variation over the Itaipu pow er purchase	-	-	14,614	(2,144)
Other financial expenses	6	196	98,019	56,838
	60,603	80,423	379,501	376,480
Net	(8,826)	(47,657)	(143,255)	(219,388)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

35      Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Parent Company and subsidiaries and by key strategic decision makers responsible for allocating funds and assessing performance.

35.1      Products and services from which we generate revenues from the reportable segments

The Company operates in reportable segments identified by management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the first nine months of 2017, all sales have been to customers within Brazilian territory, as well as all non-current assets are located in national territory.

The Company and its subsidiaries did not identify any customer which individually accounts for more than 10% of total net revenues in the first nine months of 2017.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in Note 4 to the financial statements for the year ended December 31, 2016 and transactions between segments are recognized as transactions with third parties, i.e. at current market prices.

35.2      The Company’s reportable segments

The reportable segments of the Company, in accordance with CPC 22 / IFRS 8, are:

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects (GER) and the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines (TRA). For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is shown separately;

Power distribution (DIS) - this segment comprises the distribution of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

GAS - this segment comprises the public service of piped natural gas distribution.

Power sale (COM) – this segment comprises the sale of electric energy, and related services; and

Holding Company (HOL) - this segment comprises participation in other companies.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

35.3      Assets per reportable segment

ASSETS	Electric Energy		TEL	GAS	COM (a)	HOL	Intersegment operations	Consolidated

09.30.2017	GET	DIS
TOTAL ASSETS	16,800,082	11,563,610	1,099,697	594,747	277,878	3,467,325	(96,155)	33,707,184
CURRENT ASSETS	1,423,964	3,728,826	182,604	171,991	158,421	868,335	(353,427)	6,180,714
NON-CURRENT ASSETS	15,376,118	7,834,784	917,093	422,756	119,457	2,598,990	257,272	27,526,470
Long term assets	3,935,847	2,165,806	84,629	210,735	116,785	2,423,766	(136,008)	8,801,560
Investments	2,364,630	1,362	-	-	2,455	132,538	-	2,500,985
Property, plant and equipment	8,807,694	-	815,595	-	52	38,457	-	9,661,798
Intangible assets	267,947	5,667,616	16,869	212,021	165	4,229	393,280	6,562,127
(a) In 2017, the sale of electric energy became a reportable segment.

35.4      Statement of income per reportable segment

STATEMENT OF INCOME	Electric Energy			TEL	GAS	COM (a)	HOL	Intersegment operations	Consolidated
	GET		DIS
09.30.2017	GER	TRA
NET OPERATING REVENUES	2,313,611	623,195	6,753,108	280,251	369,781	364,863	-	(590,900)	10,113,909
Net operating revenues - third-parties	2,070,597	512,362	6,728,096	224,888	369,781	364,863	-	(156,678)	10,113,909
Net operating revenues - betw een segments	243,014	110,833	25,012	55,363	-	-	-	(434,222)	-
OPERATING COSTS AND EXPENSES	(1,093,430)	(361,032)	(6,505,407)	(199,176)	(378,410)	(368,783)	(50,728)	590,159	(8,366,807)
Energy purchased for resale	(231,871)	-	(4,180,224)	-	-	(359,711)	-	398,632	(4,373,174)
Charges for use of the main transmission grid	(262,724)	-	(341,787)	-	-	-	-	122,253	(482,258)
Personnel and management	(133,951)	(81,374)	(555,820)	(73,827)	(23,798)	(8,996)	(42,228)	-	(919,994)
Pension and healthcare plans	(26,484)	(16,689)	(114,108)	(10,839)	(2,219)	(1,005)	(4,168)	-	(175,512)
Materials and supplies	(9,835)	(3,453)	(41,589)	(1,826)	(1,490)	(24)	(617)	-	(58,834)
Raw materials and supplies for generation	(22,390)	-	-	-	-	-	-	-	(22,390)
Natural gas and supplies for gas business	-	-	-	-	(247,914)	-	-	-	(247,914)
Third party services	(87,214)	(17,623)	(258,324)	(48,805)	(17,277)	(978)	(13,363)	58,092	(385,492)
Depreciation and amortization	(278,125)	(5,548)	(214,537)	(28,740)	(21,493)	(7)	(941)	-	(549,391)
Provision/reversal for litigations and estimated losses on tax credits	(737)	(32,452)	(105,153)	(3,753)	848	(62)	19,307	-	(122,002)
Impairment of assets	106,265	-	-	-	(4,586)	-	(4,610)	-	97,069
Other estimated losses, provisions and reversals	772	405	(67,326)	(4,838)	(1,267)	-	-	-	(72,254)
Construction cost	-	(193,796)	(501,008)	-	(11,306)	-	-	-	(706,110)
Other operating costs and expenses, net	(147,136)	(10,502)	(125,531)	(26,548)	(47,908)	2,000	(4,108)	11,182	(348,551)
EQUITY IN EARNINGS OF INVESTEES	-	47,622	-	-	-	(566)	13,437	-	60,493
PROFIT (LOSS) BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,220,181	309,785	247,701	81,075	(8,629)	(4,486)	(37,291)	(741)	1,807,595
Financial income	55,983	10,551	311,813	8,201	21,300	5,930	128,687	(7,403)	535,062
Financial expenses	(436,014)	(96,488)	(307,786)	(20,624)	(17,411)	(304)	(226,094)	8,142	(1,096,579)
OPERATING PROFIT (LOSS)	840,150	223,848	251,728	68,652	(4,740)	1,140	(134,698)	(2)	1,246,078
Income Tax and Social Contribution	(261,548)	(59,037)	9,747	(22,728)	1,720	2,270	41,533	-	(288,043)
NET INCOME (LOSS)	578,602	164,811	261,475	45,924	(3,020)	3,410	(93,165)	(2)	958,035
(a) In 2017, the sale of electric energy became a reportable segment.

STATEMENT OF INCOME	Energia Elétrica			TEL	GÁS	HOL	Operações intersegmento	Consolidado
	GET		DIS
09.30.2016 - Restated	GER	TRA
NET OPERATING REVENUES	2,216,589	1,251,011	6,100,072	236,790	433,144	1,440	(434,345)	9,804,701
Net operating revenues - third-parties	1,970,102	1,182,034	6,076,445	185,262	389,418	1,440	-	9,804,701
Net operating revenues - betw een segments	246,487	68,977	23,627	51,528	43,726	-	(434,345)	-
OPERATING COSTS AND EXPENSES	(1,175,513)	(398,207)	(6,286,491)	(168,909)	(363,184)	74,663	434,418	(7,883,223)
Energy purchased for resale	(73,901)	-	(3,580,004)	-	-	(1,697)	228,225	(3,427,377)
Charges for use of the main transmission grid	(237,906)	-	(516,545)	-	-	-	72,897	(681,554)
Personnel and management	(132,232)	(65,620)	(519,356)	(66,065)	(25,865)	(37,375)	-	(846,513)
Pension and healthcare plans	(31,504)	(15,956)	(121,732)	(14,037)	(1,983)	(7,151)	-	(192,363)
Materials and supplies	(9,910)	(3,589)	(46,224)	(1,384)	(1,348)	(643)	-	(63,098)
Raw materials and supplies for generation	(68,303)	-	-	-	-	-	43,726	(24,577)
Natural gas and supplies for gas business	-	-	-	-	(264,236)	-	-	(264,236)
Third party services	(133,126)	(15,935)	(266,033)	(32,780)	(14,083)	(22,342)	81,742	(402,557)
Depreciation and amortization	(280,352)	(2,021)	(205,149)	(25,492)	(18,215)	(879)	-	(532,108)
Provision/reversal for litigations	(16,514)	(7,460)	(169,384)	(6,062)	(74)	176,381	-	(23,113)
Impairment of assets	(15,927)	(759)	(122,050)	(1,732)	(1,385)	(73)	72	(141,854)
Other estimated losses, provisions and reversals	-	(278,623)	(629,198)	-	(19,204)	-	-	(927,025)
Construction cost	(175,838)	(8,244)	(110,816)	(21,357)	(16,791)	(31,558)	7,756	(356,848)
Other operating costs and expenses, net	-	93,005	-	-	-	80,863	-	173,868
EQUITY IN EARNINGS OF INVESTEES
PROFIT BEFORE FINANCIAL INCOME (LOSS) AND TAX	1,041,076	945,809	(186,419)	67,881	69,960	156,966	73	2,095,346
Financial income	89,297	12,558	294,735	11,150	9,905	278,737	(1,496)	694,886
Financial expenses	(430,479)	(106,290)	(275,465)	(21,524)	(8,450)	(226,070)	1,496	(1,066,782)
OPERATING PROFIT (LOSS)	699,894	852,077	(167,149)	57,507	71,415	209,633	73	1,723,450
Income Tax and Social Contribution	(243,578)	(258,331)	(62,863)	(18,912)	(25,139)	(57,014)	-	(665,837)
NET INCOME (LOSS)	456,316	593,746	(230,012)	38,595	46,276	152,619	73	1,057,613

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

35.5      Additions to noncurrent assets by reportable segment

	Electric Energy		TEL	GAS	HOL	Consolidated
09.30.2017	GET	DIS
Property, plant and equipment
Additions	812,113	-	177,114	-	316	989,543
Intangible assets
Additions	2,850	524,841	1,409	10,607	616	540,323

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

36      Financial Instruments

36.1      Categories and determination of fair value of financial instruments

Consolidated	Note	Level	09.30.2017			12.31.2016
			Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	1,305,400	1,305,400	982,073	982,073
Bonds and securities (b)	6	1	11,706	11,706	3,385	3,385
Bonds and securities (b)	6	2	187,004	187,004	291,043	291,043
			1,504,110	1,504,110	1,276,501	1,276,501
Loans and receivables
Pledges and restricted deposits linked (a)			65,749	65,749	1,294	1,294
Trade accounts receivable (a)	7		2,924,318	2,924,318	2,488,141	2,488,141
CRC Transferred to the State Government of Paraná (d)	8		1,491,773	1,608,836	1,522,735	1,610,269
Sectorial financial assets (a)	9		259,633	259,633	-	-
Accounts receivable related to the concession (e)	10		2,959,428	2,959,428	2,612,418	2,612,418
Accounts receivable related to the concession -
bonus from the grant (f)	10		601,686	689,324	586,706	673,545
State of Paraná - Government Programs (a)	15.1		142,648	142,648	155,141	155,141
Collaterals and escrow accounts STN (c)	23.1		72,765	58,401	73,074	47,166
			8,518,000	8,708,337	7,439,509	7,587,974
Available for sale
Bonds and securities (b)	6	1	675	675	1,567	1,567
Bonds and securities (b)	6	2	207,596	207,596	201,499	201,499
Accounts receivable related to the concession (g)	10	3	651,955	651,955	614,806	614,806
Accounts receivable related to the concession compensation (h)	11	3	68,182	68,182	67,401	67,401
Other temporary investments (i)	6	1	411,856	411,856	408,297	408,297
Other temporary investments (i)	16	2	77,478	77,478	-	-
			1,417,742	1,417,742	1,293,570	1,293,570
Total financial assets			11,439,852	11,630,189	10,009,580	10,158,045
Financial liabilities
Other financial liabilities
Sectorial financial liabilities (a)	9		382,261	382,261	278,992	278,992
Ordinary financing of taxes w ith the federal tax authorities (c)	13.3		163,611	155,885	198,527	183,573
Special Tax Regularization Program - Pert (c)	13.3		633,801	541,397	-	-
Suppliers (a)	22		2,211,740	2,211,740	1,292,350	1,292,350
Loans and financing (c)	23		4,397,977	4,071,213	4,046,293	3,677,926
Debentures (j)	24		5,128,718	5,128,718	4,790,809	4,790,809
Payable related to concession (k)	28		548,838	642,112	565,542	640,839
Total financial liabilities			13,466,946	13,133,326	11,172,513	10,864,489
Different levels are defined as follow s:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, w hich are observable for the assets or liabilities;
Level 3: obtained through assessment techniques w hich include variables for the assets or liabilities, w hich how ever are not based on observable market data.

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

c)     Calculated based on the cost of the last issue by the Company, 126.0% of the CDI for discount of the expected payment flows.

d)     The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2024, which yields approximately 4.47% p.y. plus the IPCA inflation index.

e)     Criteria and assumptions disclosed on Note 4.4.9 to the financial statements for the year ended December 31, 2016, transmission concession.

f)      Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in Aneel auction notice 12/2015 (9.04%), the best market benchmark in this case.

g)     Criteria and assumptions disclosed on Note 4.4.9 to the financial statements for the year ended December 31, 2016, distribution concession. The changes in the first nine months of 2017 are shown in Note 10.1.

h)     The fair values of generation assets approximate their book values, according to Note 4.4.10 to the financial statements for the year ended December 31, 2016.

i)      Calculated according to the price quotations published in an active market, for assets classified as level 1, Assets classified as level 2 refer to Sanepar’s common shares that, due to the fact that these shares have low liquidity, the fair value was calculated using the quotation of the preferred shares with a deduction of 10%, considering that the dividends on the preferred shares are 10% higher than on common shares.

j)      Calculated from the Unit Price quotation (PU) for September 29, 2017, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize.

k)     Real net discount rate of 8.11% p.a., in line with the Company’s estimated rate for long-term projects.

36.2      Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1     Credit risk

Credit risk is the risk of the Company and its subsidiaries incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated
Exposure to credit risk	09.30.2017	12.31.2016
Cash and cash equivalents (a)	1,305,400	982,073
Bonds and securities (a)	406,981	497,494
Pledges and restricted deposits linked (a)	138,514	74,368
Trade accounts receivable (b)	2,924,318	2,488,141
CRC Transferred to the State Government of Paraná (c)	1,491,773	1,522,735
Sectorial financial assets	259,633	-
Accounts receivable related to the concession (d)	3,611,383	3,227,224
Accounts receivable related to the concession - Bonus from the grant (e)	601,686	586,706
Accounts receivable related to the concession compensation (f)	68,182	67,401
State of Paraná - Government Programs (g)	142,648	155,141
Other temporary investments (h)	489,334	408,297
	11,439,852	10,009,580

a)     The Company's Management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies.

c)     Management believes this credit risk is low because repayments are secured by funds from dividends.

d)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since RAP is guaranteed revenue that does not involve demand risk.

For investments made in infrastructure and that were not recovered through tariff until the end of the concession, the agreements assure the right to receive cash until the end of the concession to be paid by the Granting Authority.

For the amount relating to RBSE assets existing on May 31, 2000, Aneel published Normative Resolution 589/2013, which defines criteria for calculating the New Replacement Value (VNR). Given that on April 20, 2016, through MME Ordinance 120, the Granting Authority defined the means and period for receiving this asset regulated by. Aneel Normative Resolution 762/2017, Management considers the risk of this credit to be low, even considering the injunctions that temporarily reduced the RAP receivable, regarding the cost of equity determined in RSBE’s assets from January 2013 to June 2017, as described in Note 10.4.

e)     Management considers the risk of this credit to be very low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG guaranteed which includes the annual amortization of this amount during the concession term.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

f)      For the generation concession assets, Aneel published Normative Resolution 596/2013, which defines criteria for calculating the New Replacement Value (VNR), for indemnity purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets indicates the recoverability of the recorded balance.

g)     Management believes this credit risk is very low because these are specific programs together with the State Government to highlight the Luz Fraterna program (Note 37.a).

h)     The risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short-, medium- and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2021, 2020 indicators are repeated through the forecast period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total liabilities
09.30.2017
Loans and financing	Note 23	32,399	713,244	857,663	2,507,719	859,058	4,970,083
Debentures	Note 24	611,579	53,391	1,491,989	3,464,085	511,908	6,132,952
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,422	10,846	48,967	290,152	1,510,738	1,866,125
Eletrobras - Itaipu	Dollar	-	178,575	873,736	4,875,819	1,556,978	7,485,108
Other suppliers	-	1,844,701	125,942	195,207	45,853	37	2,211,740
Purchase obligations	IGP-M and IPCA	-	2,559,451	3,889,519	21,074,623	149,254,387	176,777,980
Ordinary financing of taxes
w ith the federal tax authorities	Selic	5,462	11,000	50,677	107,093	-	174,232
Pert	Selic	34,155	68,920	34,554	212,390	512,306	862,325
Sectorial financial liabilities	Selic	24,575	49,587	230,194	99,025	-	403,381
		2,558,293	3,770,956	7,672,506	32,676,759	154,205,412	200,883,926
12.31.2016
Loans and financing	Note 23	90,265	164,214	1,588,764	1,873,952	1,556,703	5,273,898
Debentures	Note 24	8,725	19,929	1,545,694	4,147,064	583,869	6,305,281
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,494	10,988	50,331	300,343	1,850,518	2,217,674
Eletrobras - Itaipu	Dollar	-	193,346	893,025	5,104,889	2,698,195	8,889,455
Other suppliers	-	1,106,430	21,619	124,060	40,239	2	1,292,350
Purchase obligations	IGP-M and IPCA	-	1,497,009	3,129,899	17,686,276	94,007,720	116,320,904
Ordinary financing of taxes
w ith the federal tax authorities	Selic	5,133	10,392	48,578	161,534	-	225,637
Sectorial financial liabilities	Selic	13,071	26,537	125,315	144,590	-	309,513
		1,229,118	1,944,034	7,505,666	29,458,887	100,697,007	140,834,712
(a) Effective interest rate - w eighted average.

At September 30, 2017, Copel recorded a negative net working capital of R$132,532 and R$1,485,522 in the Consolidated. The Company's Management has been monitoring thee liquidity and taking actions to balance the short-term financial capacity, preserving the Company's investment programs, as well as seeking debt extension, as described in Note 36.3.

As disclosed in Notes 23.5 and 24.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

36.2.3     Market risk

Market risk it is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. Compagas monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of September 30, 2017 and the probable scenario assumes a variation in the exchange rate - end of period (R$/US$3.16) based on the median market expectation for 2017 reported in the Central Bank’s Focus report of October 20, 2017. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

. Foreign exchange risk	Risk	Baseline 09.30.2017	Projected scenarios - Dec.2017
			Probable	Adverse	Remote
Financial assets
Collaterals and escrow accounts - STN	USD depreciation	72,765	(184)	(18,329)	(36,475)
.		72,765	(184)	(18,329)	(36,475)
Financial liabilities
Loans and financing - STN	USD appreciation	(86,590)	219	(21,374)	(42,967)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(221,419)	559	(54,656)	(109,871)
Petrobras (acquisition of gas by Compagás)	USD appreciation	(200,448)	506	(49,479)	(99,465)
		(508,457)	1,284	(125,509)	(252,303)

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) Financial Instruments. Disclosure. Based on the equity position and the notional value of the financial instruments held as of September 30, 2017, it is estimated that these effects would approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline scenario takes into account the existing balances in each account as of September 30, 2017 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 7.00%, IPCA - 3.06%, IGP DI - (0.97)%, IGP-M - (0.87)% and TJLP – 7.00%, estimated as market average projections for 2017 according to the Focus Report issued by the Central Bank of Brazil as of October 20, 2017, except TJLP that considers the rate set by the National Monetary Council for the fourth quarter of 2017.

For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Interest rate risk and monetary variation	Risk	Baseline 09.30.2017	Projected scenarios - Dec.2017
			Probable	Adverse	Remote
Financial assets
Bonds and securities	Low CDI/SELIC	406,981	6,832	5,156	3,458
Collaterals and escrow accounts	Low CDI/SELIC	65,749	1,104	833	559
CRC transferred to the State Government of Paraná	Low IGP-DI	1,491,773	(3,631)	(4,543)	(5,456)
Sectorial financial assets	Low Selic	259,633	4,429	3,343	2,243
Accounts receivable related to the concession	Low IPCA	4,213,069	31,867	23,967	16,023
Accounts receivable related to the concession compensation	Undefined (a)	68,182	-	-	-
State of Paraná - Government Programs	No risk	142,648	-	-	-
		6,648,035	40,601	28,756	16,827
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,144,098)	(19,517)	(24,245)	(28,918)
BNDES	High TJLP	(1,536,900)	(26,217)	(32,570)	(38,846)
Promissory notes	High CDI	(1,157,190)	(19,740)	(24,523)	(29,249)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(120,990)	(2,064)	(2,564)	(3,058)
Caixa Econômica Federal	High TJLP	(501)	(9)	(11)	(13)
Other	No risk	(351,708)	-	-	-
Debentures	High CDI/SELIC	(4,410,701)	(75,240)	(93,471)	(111,483)
Debentures	High IPCA	(542,688)	(4,105)	(5,117)	(6,123)
Debentures	High TJLP	(175,329)	(2,991)	(3,716)	(4,432)
Sectorial financial liabilities	High Selic	(382,261)	(6,521)	(8,101)	(9,662)
Ordinary financing of taxes w ith the federal tax authorities	High Selic	(163,611)	(2,791)	(3,467)	(4,135)
Pert	High Selic	(633,801)	(10,812)	(13,431)	(16,020)
Payable related to concession	High IGP-M	(501,565)	1,094	820	546
Payable related to concession	High IPCA	(47,273)	(358)	(446)	(533)
.		(11,168,616)	(169,271)	(210,842)	(251,926)
(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 (1). Based on the equity position and the notional value of the financial instruments held as of September 30, 2017, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

36.2.4     Electricity shortage risk

Approximately 64% of installed capacity in the country currently comes from hydroelectric generation, which makes Brazil and the geographic region in which we operate subject to hydrological conditions that are unpredictable, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

From 2014, the reservoirs of the Southeast/Midwest, North and Northeast regions have been subject to adverse climate situations, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee full compliance with load.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The economic crisis that the country is going through has had a significant impact on the consumption of electricity, practically stagnating its growth in the last 3 years, being decisive to avoid a greater difficulty in the full service of the market.

Regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2016-2020 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) in all subsystems.

36.2.5     Risk of GSF impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, of the need for a centralized operation associated with a centrally calculated optimum price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee - GF and, like the PLD, is also calculated centrally.  PLD is calculated on a weekly basis. However, the GT, as required by Law, is recalculated every five years, with a limit, of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to be backed. This is done, basically, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows recorded since 2014 as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, approach currently adopted by Copel.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

For the contracts in the ACR, Law 13,203/2015, allowed the generators to contract insurance against the load, by means of payment of a Risk Premium. Copel adopted this approach to protect contracts related to energy produced by Mauá, Foz do Areia, Santa Clara, Fundão, Colider, Baixo Iguaçu and Cavernoso II Thermoelectric Plants.

For the distribution segment, the effects of the GSF are perceived in the costs of the contracts for availability, as well as in the costs associated with quotas of Itaipu, Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013. This is a financial risk, however, since it guarantees the neutrality of energy purchase expenses through a tariff transfer.

36.2.6     Risk of non-renewal of concessions - generation and transmission

Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law No. 9,074/1995 is governed by Law 12,783/2013. However, extension is permitted after express acceptance of conditions of that Law, such as: i) distribution and transmission revenue determined according to criteria established by Aneel; ii) submission to service quality standards defined by Aneel; (iii) change from price remuneration to tariff calculated by Aneel for each plant; and (v) allocation of plant energy and capacity physical guarantee shares to concessionaires and permittees of distribution public utilities.

Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of the Concession Grantor, one single time, for a period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years. The Ministry of Mines and Energy, together with the Ministry of Planning, Development and Management, submitted to the Civil House of the Presidency of the Republic a draft decree, not yet promulgated, to regulate art. 5 of Law 12,783/2013, which deals with the extension of thermoelectric energy generation concessions.

Current regulation also defined that the concessionaire has a period to request extension of concession of up to 60 months before final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants.

It is also defined that, if the concessionaire opts to extend its concession, the Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date, and may also define initial tariff or revenue.

On March 24, 2017 Copel GeT filed with Aneel its intention to extend the granting of the Figueira Hydroelectric Plant generation concession, emphasizing, however, that it will sign the necessary contracts and / or amendments only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant. For the other plants of Copel GeT with concessions ending within a term of ten years, the deadlines for the Company to inform about the extension or not of the generation concessions are shown below:

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Plant	Deadline for manifestation
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	09.17.2018
HPP Apucaraninha	10.12.2020
HPP Chaminé	08.16.2021
HPP Guaricana	08.16.2021

These five plants represent a Physical Guarantee of an average 620.69 MW.

The Company will make analyses in the future to decide on whether or not concessions should be extended in view of conditions imposed by the Concession Grantor, aiming at preserving its profitability levels.

In case extension is not brought forward, the Concession Grantor will open a tender bid process for concessions of the auction or competition type, for up to 30 years, considering, for tender bid judgment, the lowest tariff value and the highest offer to pay grant bonus.

Copel GeT does not have any transmission concession ending in the next ten years.

36.2.7     Risk of non-renewal of concessions - distribution

Recently, pursuant to the terms of Concession Agreement amendment No. 46/1999 of Copel DIS, concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

The Fifth Amendment to the Concession Agreement imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the period of the first five years will result in the termination of the concession (clause 18, subclause 1). From the sixth year following the signing of the agreement, the breach of quality criteria for three consecutive years or of economic and financial management criteria for two consecutive years will result in the opening of an expiration process (clause 12, subclause 14). In addition, non-compliance with the electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, depending on Aneel’s regulation, may limit dividends or interest on equity (clause 2, subclause 8) payments to shareholders, while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders (clause 13, subclause 4).

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The following table sets out the targets set for Copel DIS in the first five years of the renewal:

		Quality (Limit Established) (a)		Quality (Performed)
Year	Economic and Financial Management	DECi (b)	FECi (b)	DECi (b)	FECi (b)
2016		13.61	9.24	10.80	7.14
2017	EBITDA = 0	12.54	8.74	-	-
2018	EBITDA (-) QRR = 0 (c)	11.23	8.24	-	-
2019	{Net Debt / [EBITDA (-) QRR]} = 1 / (0.8 * SELIC) (c) (d)	10.12	7.74	-	-
2020	{Net Debt / [EBITDA (-) QRR]} = 1 / (1.11 * SELIC) (c) (d)	9.83	7.24	-	-

(a) According to Aneel’s Technical Note No. 0335/2015.

(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.

(c) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus the General Market Price Index (IGP-M) betw een the month preceding the RTP and the month preceding the tw elve-month period of the economic and financial sustainability measurement.

(d) Selic: limited to 12.87% p.y.

36.2.8     Risk of overcontracting and undercontracting of electricity

The agreement for purchase of electric power by distributors is regulated by Law No. 10,484/2014 and Decree No. 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market through auctions on the Regulated Contacting Environment – ACR.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year, and the difference between the costs remunerated by the tariff and those actually incurred on the power purchase are fully passed on to captive consumers as long as: (i) presents a contracting level between 100% and 105% of its market; (ii) presents a level lower than 100% - being, therefore, exposed to the risk of power purchase subject to the allowance for doubtful accounts, if the condition of involuntary undercontracting is recognized; and (iii) the distributor presents a level higher than 105% - being, therefore, exposed to the risk of power sale subject to the allowance for doubtful accounts, if the condition of involuntary overcontracting is recognized.

That is, even if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable.

On the other hand, if the violation of the contracting limits derives from voluntary actions, these will be subject to the risk of spot market exposure, which can be advantageous or disadvantageous according to the amount of the difference settlement price (PLD).

Until July 2017, the contracting balance projection indicated the occurrence of overcontracting. However, when succeeding in the temporary reduction of the contracted amounts between July and December 2017, through the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits - MCSD de Energia Nova”), the projection is that Copel Distribution  will reach a contracting level within the regulatory limits, thus eliminating the risk for 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

36.2.9     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

The natural gas supply contract between Brazil and Bolivia is effective for twenty years, ending in 2019. In the event of non-renewal of this contract, currently centralized at Petrobras, the direct consumers or state distributors shall negotiate directly with Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG).

On the other hand, the volume of natural gas produced in the pre-salt has increased. The Brazilian’s current net output is 67 million m³/day and with growing trend.

In addition to the gas from Bolivia and from the pre-salt, there is the alternative of importing the Liquified Natural Gas (LNG).  Currently Petrobras has tree regasification stations with total capacity of 41 million m³/day.

There are still projects of new regasification stations in all Brazilian regions, and the stations located in the South have capacity to meet the consumption of this region of the country.

In the international market, the natural gas price has remained stable, indicating a balance between supply and demand.

In this scenario, the natural gas shortage risk can be considered low.

36.3      Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management strives to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

For this, we have the example of utilization of third-party capital in the Company's activities and, at the same time, search for the extension of the debt profile and improvement of the Net Working Capital - CCL, in the two funding operations carried out recently, described in Note 40.3.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. Corporate goal established in strategic planning provides for maintenance of index below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

36.3.1     The equity indebtedness is shown below:

		Parent company		Consolidated
Indebtedness	09.30.2017	12.31.2016	09.30.2017	12.31.2016
Loans and financing	964,078	1,015,360	4,397,977	4,046,293
Debentures	1,224,202	1,017,099	5,128,718	4,790,809
(-) Cash and cash equivalents	404,791	46,096	1,305,400	982,073
(-) Bonds and securities (current)	92	149	241,567	302,398
Net debt	1,783,397	1,986,214	7,979,728	7,552,631
Equity	15,579,664	14,864,165	15,868,242	15,155,446
Equity indebtedness	0.11	0.13	0.50	0.50

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

37      Related Party Transactions

Consolidated		Assets		Liabilities		Revenue	Cost / Expense
Related parties / Nature of operation	09.30.2017	12.31.2016	09.30.2017	12.31.2016	09.30.2017	09.30.2016	09.30.2017	09.30.2016
Controlling shareholder
State of Paraná - dividends payable	-	-	141,141	83,786	-	-	-	-
CRC Transfer (Note 8)	1,491,773	1,522,735	-	-	41,966	142,801	-	-
"Luz Fraterna" Program (a)	168,550	167,674	-	-	-	-	-	-
2014 World Cup construction w ork (Note 15.1.2)	14,266	14,266	-	-	-	-	-	-
Morar Bem Paraná Program (Note 15.1.3)	12,492	24,985	-	-	-	-	-	-
Remuneration and employ social security charges assigned (b)	46	302	-	-	-	-	-	-
Telecommunication services (c)	26,378	48,794	-	-	30,363	22,052	-	-
Sistema Meteorológico do Paraná - Simepar (d)	-	-	326	164	-	-	(1,419)	(1,323)
Entities with significant influence
BNDES and BNDESPAR - dividends payable (e)	-	-	53,289	57,218	-	-	-	-
Financing (Note 23)	-	-	1,604,789	1,692,775	-	-	(106,425)	(117,943)
Debentures - Compagás (Note 24)	-	-	48,864	61,786	-	-	(4,190)	(2,883)
Debentures - w ind farms (f)	-	-	284,562	295,188	-	-	(22,747)	(6,449)
State of Paraná investee
Sanepar (c) (g)	25	32	2	-	2,728	2,335	(1,291)	(1,076)
Dividends	12,095	16,817	-	-	-	-	-	-
Joint ventures
Dominó Holdings - dividends	-	5,123	-	-	-	-	-	-
Voltalia São Miguel do Gostoso - mutual (Note 15.4)	37,268	28,968	-	-	2,778	2,606	-	-
Dividends	1,032	1,032	-	-	-	-	-	-
Costa Oeste Transmissora de Energia (h) (i) (j)	151	72	60	73	677	634	(1,753)	(2,475)
Dividends	-	1,751	-	-	-	-	-	-
Marumbi Transmissora de Energia (h) (j)	591	285	39	55	2,559	3,107	(663)	(662)
Dividends	-	3,845	-	-	-	-	-	-
Caiuá Transmissora de Energia (h) (i) (j)	320	308	272	356	2,830	1,450	(11,892)	(11,398)
Dividends	1,991	1,991	-	-	-	-	-	-
Integração Maranhense Transmissora (h) (j)	-	-	43	76	-	-	(1,276)	(1,383)
Dividends	4,012	4,012	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h) (j)	-	-	219	326	-	-	(5,739)	(2,422)
Dividends	23,213	23,213	-	-	-	-	-	-
Transmissora Sul Brasileira (h) (j)	-	-	75	149	-	-	(2,270)	(2,386)
Guaraciaba Transmissora de Energia (h) (j)	-	-	91	173	-	-	(2,836)	-
Dividends	5,512	5,512	-	-	-	-	-	-
Paranaíba Transmissora de Energia (j)	-	-	161	-	-	-	(1,323)	(283)
Dividends	3,051	3,051	-	-	-	-	-	-
Cantareira Transmissora de Energia - dividends	1,224	1,224	-	-	-	-	-	-
Associates
Dona Francisca Energética S.A. (k)	-	-	1,389	1,436	-	-	(12,773)	(12,691)
Foz do Chopim Energética Ltda. (c) (h)	326	161	-	-	1,642	1,401	-	-
Sercomtel S.A. Telecomunicações (c) (l)	3,936	3,430	-	-	6,255	6,512	-	-
Key management staff
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	(20,538)	(17,789)
Pension and healthcare plans (Note 25)	-	-	-	-	-	-	(1,138)	(944)
Other related parties
Fundação Copel (c)	52	52	-	-	239	222	-	-
Administrative property rental	-	-	349	340	-	-	(13,675)	(11,423)
Pension and healthcare plans (Note 25)	-	-	806,189	769,865	-	-	-	-
Lactec (m)	-	-	1,390	1,743	-	-	(12,346)	(10,078)

a)     The Luz Fraterna Program, created under Law No. 491/ 2013 and No. 17,639/2013, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to the Company.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

In the balance at September 30, 2017, the amount of R$115,890 is recognized in the Parent Company, in line item Related Parties, as described in Note 15.1.1. The remaining balance has been paid on a monthly basis since August 2016.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses in the amount of R$1,376 as of September 30, 2017 (R$1,749 as of December 31, 2016).

c)     Revenue from telecommunications services provided by Copel TEL.

d)     The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel DIS, effective until November 6, 2017, for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e)     BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which has significant influence over Copel (Note 31.1).

f)      BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel (Note 24).

g)     Basic sanitation provided by Sanepar.

h)     Charges for the use of the Transmission System and revenue from operating and maintenance contracts and rendering of engineering services with Copel GeT.

i)      Copel DIS has transmission system connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia – expiring upon the termination of the distribution or transmission concession, whichever occurs first.

j)      Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concessionaires whose object is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by Aneel Normative Resolution No. 666/2015. Amounts are defined for four subsequent years, with annual reviews.

k)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel GeT, expiring on March 31, 2025.

l)      Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS, expiring on December 28, 2018.

m)    The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel GeT and Copel DIS, which are subject to prior or later control and approval by Aneel. The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to Aneel.

The values resulting from operating activities of Copel DIS with related parties are billed at the rates approved by Aneel.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

37.1      Guarantees and endorsements awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 23 and 24.

Copel provided financial guarantees, in the form of corporate bond, for power purchase agreements made by Copel GeT in May 2015, in the total amount of R$3,052, and made by Copel Energia in November 2016 and August 2017, in the total amount of R$49,529.

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

	Company	Operation	Date issued	Final maturity	Amount approved	Balance 09.30.2017	Interest %	Amount endorsement/ security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	73,149	49.0	35,843
(2)	Guaraciaba Transmissora	Debentures	09.28.2016	01.15.2031	440,000	390,068	49.0	191,133
(3)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	119,993	49.0	58,797
(4)	Mata de Santa Genebra	Debentures	09.12.2014	06.30.2017	469,000	544,447	50.1	272,768
(5)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	579,665	49.0	284,036
(6)	Matrinchã Transmissora	Debentures	05.15.2016	06.15.2029	180,000	199,470	49.0	97,740
(7)	Transmissora Sul Brasileira	Financing	12.12.2013	07.15.2028	266,572	212,936	20.0	42,587
(8)	Transmissora Sul Brasileira	Debentures	09.15.2014	09.15.2028	77,550	107,775	20.0	21,555
(9)	Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	587,450	24.5	143,925
(10)	Paranaíba Transmissora	Debentures	01.15.2017	03.15.2028	120,000	106,291	24.5	26,041
(11)	Voltalia São Miguel do Gostoso Part. S.A. (a) Debentures		01.15.2016	12.15.2028	57,000	54,222	49.0	26,569
(12)	Usina de Energia Eólica Carnaúba S.A. (a)	Financing	08.24.2015	11.15.2031	74,000	54,753	49.0	26,829
(13)	Usina de Energia Eólica Reduto S.A. (a)	Financing	08.24.2015	11.15.2031	70,000	54,748	49.0	26,827
(14)	Usina de Energia Eólica Santo Cristo S.A. (a) Financing		08.24.2015	11.15.2031	74,000	51,469	49.0	25,220
(15)	Usina de Energia Eólica São João S.A. (a)	Financing	08.24.2015	11.15.2031	68,000	52,181	49.0	25,569
(16)	Cantareira Transmissora de Energia	Financing	12.28.2016	09.15.2032	426,834	424,695	49.0	208,101
								1,513,540
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.

Financial institution (fund provider):

BNDES: (1) (2) (3) (5) (7) (9) (12) (13) (14) (15) (16)

Allocation:

Investment Program and/or Working capital.

Endorsement/Security:

Provided by Copel Geração e Transmissão: (1) (3);

Provided by Copel: (2) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16)

Securities offered for the transaction:

Pledge of shares of Copel Geração e Transmissão proportional to the interest in projects.

Performance bond Company	Final maturity	Amount Insured	% endorsement Copel GeT	Amount endorsement
Matrinchã Transmissora	12.31.2017	90,000	49.0	44,100
Guaraciaba Transmissora	12.31.2017	47,000	49.0	23,030
Paranaíba Transmissora	07.26.2018	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288
				133,406

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

38      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

Consolidado Apólice	Término da vigência	Importância segurada
Nominated Risks	08.24.2018	2,172,441
Operational risks - HPP Mauá - Consórcio Energético Cruzeiro do Sul	11.23.2017	799,290
Operational risks - UEG Araucária (a)	05.31.2018	694,590
Operational risks - Brisa Potiguar	12.29.2017	674,673
Fire - Company - ow ned and rented facilities	08.24.2018	597,716
Operational risks - São Bento	12.29.2017	449,928
Legal guarantee - Office of the General Counsel to the National Treasury	05.11.2018	291,396
Multi-risk - Elejor	03.11.2018	197,800
D&O Insurance (a)	03.28.2018	79,200
Aviation insurance (hull and civil liability) (a)	01.30.2018	77,500
(a) The values of the insured of operating risks - UEG Araucária and Seguro Aeronáutico have been translated from USD into BRL, into BRL, w ith the current rate R$3.1680, as of 09.30.2017.

In addition to the related insurance, the Company and its subsidiaries contract other insurance policies with lower values, such as: general civil liability, payment guarantee, several risks, national and international transportation and life insurance.

The guarantee insurance contracted by the subsidiaries and joint ventures have Copel as a guarantor, within the limits of their participation in each project.

39      Additional Information to the Statement of Cash Flows

39.1      Non-cash transactions

As presented in Note 19.2, the additions to property, plant and equipment reached R$888,487. Of this amount, R$170,008 represent the portion of instalment purchases not settled through the end of the period. These transactions did not involve cash and, for this reason, they are not presented in the statement of cash flows.

In turn, as mentioned in Note 18.4, the common shares of Sanepar, held by Copel Energia, assessed at R$73,361, were transferred from the line item of investments - joint ventures to the line item of other temporary investments. As this transaction did not involve cash, this amount equally is not included in the statement of cash flows.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

40      Subsequent Events

40.1      UTE Araucária – Signing of gas contract

Copel authorized the signing of fuel supply agreements between Petróleo Brasileiro S.A.– Petrobras and UEG Araucária Ltda. The agreement is effective until December 31, 2018 and provides for the supply of up to 2,190,000 cubic meters of natural gas per day, without take or pay clause. Thus, UTE Araucária is again available to the National Interconnected System - SIN and can be dispatched at the discretion of the ONS (National System Operator). The gas distribution will be made by Compagas.

40.2      Law 13,496

Copel DIS joined the Pert (Special Tax Regularization Program) on August 28, 2017, in accordance with the rules provided for in Provisional Measure 783 of 05.31.2017 and IN 1,711 of 6.16.2017. With the conversion of Provisional Measure 783/2017 into Law 13,496, published on October 25, 2017,the fine reduction percentage was changed from 40% to 50%. Appling the effects of the law, Copel DIS will be entitled to a reduction of R$8,918 in the amount of its consolidated debt, which was recorded in October 2017.

40.3      Debentures

On October 25, 2017, Copel DIS carried out the third issuance of simple debentures, not convertible into shares, unsecured, single series, for public distribution according to CVM Instruction No. 476/2009, in the total amount of R$500,000. 50,000 debentures were issued, with par value of R$10 and maturity within five years from the issuance date and payable in two installments, on October 20, 2021 and October 20, 2022.  The debentures will earn interest corresponding to the accumulated variation of 126% of the daily average rates of the Interbank Deposits - DI. A Copel corporate guarantee was provided for this transaction. The amounts raised will be used in the payment of the second installment relating to the amortization of the nominal unit value of the debentures of the first issuance of Copel DIS.

On November 3, 2017, Copel GeT carried out the third issuance of simple debentures, not convertible into shares, unsecured, single series, for public distribution according to CVM Instruction No. 476/2009, in the total amount of R$1,000,000. 1,000,000 debentures were issued, with par value of R$1 and maturity within five years from the issuance date and payable in three installments, on October 20, 2020, October 20, 2021 and October 20, 2022.  The debentures will earn interest corresponding to the accumulated variation of 126% of the daily average rates of the Interbank Deposits - DI. A Copel corporate guarantee was provided for this transaction. The amounts raised will be used in the full early redemption of the 2nd issue of Promissory Notes and reinforcement of working capital of Copel GT.

40.4      Joining the Sanepar’s Units Program

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

On November 17, 2017, Copel requested the conversion of shares and for joining Sanepar’s Units Program, which occurred on November 21, 2017. The Units are assets comprising more than one class of securities and the units held by Copel and Copel Energia are represented by one common share and four preferred shares issued by Sanepar.

Copel, holder of 36,343,267 preferred shares issued by Sanepar, requested the conversion of 7,268,655 into common shares and the formation of 7,268,653 Units.

Copel Energia, in turn, holder of 7,956,306 common shares issued by Sanepar, requested the conversion of 6,365,044 into preferred shares and the formation of 1,591,261 Units.

Such conversion did not result in effects to be recognized in the financial statements as of September 30, 2017.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

COMMENTS ON PERFORMANCE

For the nine-month period ended September 30, 2017

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1            Distribution Lines

Compact-Design Distribution Lines - Copel Distribuição S.A. has implemented compact-design distribution lines in urban areas with a high concentration of trees surrounding distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed at the end of September 2017 was 9,393 km (against 8,657 km in September 2016), up by 736 km year-over-year, a variation of 8.5%.

Secondary Isolated Lines – Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines as of the end of September 2017 was 17,076 km (against 15,890 km in September 2016), up by 1,186 year-over-year, a variation of 7.5%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

2            Power Market

Market behavior - Power generation by Copel Geração e Transmissão S.A. and wind farms totaled 15,406 GWh in the first nine months of 2017 (against 20,864 GWh in the same period in 2016). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 7,936 GWh (against 10,104 GWh in the same period in 2016), while the volume purchased from Itaipu was 4,441 GWh (against 4,461 GWh in the same period in 2016), as described below:

(a) Including energy volumes traded among Copel’s subsidiaries.

(b) Figures subject to change after closing by CCEE.

CCEAR = Energy Purchase Agreements in the Regulated Market

CER: Reserve Energy Agreements

CCEE (MCP) = Electric Pow er Trade Chamber (Short-Term Market)

MRE = Energy Reallocation Mechanism

CG = Center of gravity of the Submarket (difference betw een billed and energy received from CG) – as per the agreement Not considering the energy produced by TPP Araucária w hich w as sold in the short-term market (MCP).

¹Other: Energy purchased by Copel Comercialização

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Energy sale -  down by Copel Distribuição, Copel Geração e Transmissão, Copel Comercialização and wind farms:

Segment			GWh
	Jan - Sep 2017	Jan - Sep 2016	Var.
Copel Distribuição
Captive Market	14,878	17,124	-13.1%
Residential	5,342	5,208	2.6%
Industrial	2,498	4,604	-45.7%
Commercial	3,508	3,862	-9.2%
Rural	1,701	1,654	2.8%
Other	1,829	1,796	1.8%
Concessionaries and Licensees	391	484	-19.2%
CCEE (MCP) (a)	2,013	2,252	-10.6%
Total Copel Distribuição	17,282	19,860	-13.0%
Copel Geração e Transmissão
CCEAR (Copel Distribuição) (b)	63	116	-45.7%
CCEAR (other concessionaries) (b)	620	2,676	-76.8%
Free Customers	3,632	2,778	30.7%
Bilateral Agreements	5,483	5,796	-5.4%
CCEE (MCP)	3,348	1,395	140.0%
Total Copel Geração e Transmissão	13,146	12,761	3.0%
Wind Farms Complex
CCEAR (other concessionaries) (b)	627	630	-0.5%
CER (c)	267	268	-0.4%
Total Wind Farms Complex	894	898	-0.4%
Copel Comercialização
Free Customers	516	-	-
Bilateral Agreements	962	-	-
CCEE (MCP) (a)	10	-	-
Total Copel Comercialização	1,488	-	-
Total	32,810	33,519	-2.1%
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
(a) CCEE: Electric Pow er Trade Chamber / MCP: Short Term
(b) CCEAR: Energy Purchase Agreements in the Regulated Market
(c) CER: Agreements Reserve Energy.

Captive Market - Copel Distribuição - Copel Distribuição’s energy sales to the captive market totaled 14,878 GWh in the first nine months of 2017, down by 13.1% against the same period in 2016.

The residential segment consumed 5,342 GWh from January through September 2017, up by 2.6%, due to an increase of 2.3% in the number of customers. The residential segment consumption in the first nine months of 2017 represented 35.9% of the captive market, totaling 3,661,917 consumers.

Consumption by the industrial segment decreased by 45.7% until September 2017, to 2,498 GWh, mainly caused by the migration of captive clients to the free market. The intensive migration of captive clients to the free market (mostly in the second half of 2016) caused a strong decrease in the client database and the energy volume consumed in the industrial segment. Between October 2016 and September 2017, 268 clients left Copel Distribuição’s industrial captive market (30 clients in the third quarter of 2017). Until September 2017, the industrial segment represented 16.8% of the captive market’s consumption and had 76,717 consumers.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The commercial segment consumed 3,508 GWh until September 2017, down 9.2%. The decrease in the consumption was influenced by the migration of 224 captive clients to the free market between October 2016 and September 2017 (38 clients only in the third quarter of 2017). Until September 2017, this segment accounted for 23.6% of the captive market, totaling 387,686 consumers.

The rural segment recorded an increase of 2.8% in consumption in the first nine months of 2017, totaling 1,701 GWh. By the end of September 2017, this segment accounted for 11.4% of the Copel’s captive market, totaling 355,748 consumers.

Consumption from other segments (public bodies, public lighting, public services and own consumption) totaled 1,829 GWh from January to September 2017, up by 1.8%. Jointly, these segments accounted for 12.3% of the captive market, totaling 57,338 consumers at the end of September 2017.

Number of consumers - The number of end users (captive of Copel Distribution and free consumers of Copel GeT, Copel Comercialização and other suppliers within the concession area of Copel Distribuição) billed in September 2017 was 4,540,359, up by 1.7% against the same month in 2016.

Segment	Sep 2017	Sep 2016	Var.
Residential	3,661,917	3,580,622	2.3%
Industrial	76,717	83,683	-8.3%
Commercial	387,686	380,354	1.9%
Rural	355,748	361,982	-1.7%
Others	57,338	57,364	0.0%
Total Captive Market	4,539,406	4,464,005	1.7%
Concessionaries and Licensees	6	6	-
Free Customers¹	947	447	111.9%
Total geral	4,540,359	4,464,458	1.7%
¹ All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

3            Management

Headcount

Employees	Sep 2017	Sep 2016
Copel and subsidiaries
Copel	80	69
Copel Geração e Transmissão	1,769	1,681
Copel Distribuição	5,869	6,097
Copel Telecomunicações	660	640
Copel Comercialização	40	20
Copel Renováveis	-	56
	8,418	8,563
Affiliated Company
Compagás	163	162
Elejor	7	7
UEG Araucária	17	16
	187	185

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

4            Market Relations

From January to September 2017, Copel’s common (ON — ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in 100% of trading sessions of B3 S.A. - Brasil, Bolsa, Balcão.

The shares outstanding totaled 44.96% of the Company’s capital stock. At the end of September 2017, Copel’s market value was R$7,004,760, based on quotations of all markets.

Out of the 59 stocks that make up Ibovespa’s theoretical portfolio, Copel’s PNB shares was 0.233%, with a 1.2592 Beta index.

Copel’s share in the portfolio of the Electric Power Sector Index - IEE was 5.3510%.

COPEL PNB’s share in B3 - Corporate Sustainability Index (ISE) was 0.7870%.

In B3, ON shares closed the period traded at R$23.30, while PNB shares closed at R$28.23, with negative variations of 22.12% and 3.18%, respectively. In the same period, the IBOVESPA index recorded a positive variation of 23.36%.

On the New York Stock Exchange (NYSE), PNB shares are traded at “Level 3”, in the form of ADSs, under ticker ELP, and were traded in 100% of the trading sessions, closing the period at US$8.86, with a positive variation of 4.48%. Also in this period, the Dow Jones Index recorded a positive variation of 13.37%.

On the Latibex (the Euro market for Latin American Securities), which is connected to the Madrid Stock Exchange), the Company’s PNB shares were traded under the ticker XCOP in 54% of trading sessions, closing the period at € 7.75, with a negative variation of 4.08%. In the same period, the Latibex All Shares index recorded a negative variation of 11.65%.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The table below is a summary of Copel’s share trading between January and September 2017:

	ON		PNB
Stock Performance (Jan - Jun/2017)	Total	Daily average	Total	Daily average
B3
Number of Trades	40,036	214	654,620	3,501
Volume Traded	12,564,100	67,188	121,557,800	650,042
Trading Value (R$ thousand)	280,218	1,498	3,695,182	19,760
Presence in Trading Sessions	187	100%	187	100%
Nyse
Volume Traded	202,847	1,610	95,937,693	510,307
Trading Value (US$ thousand)	1,393	11	870,369	4,630
Presence in Trading Sessions	126	67%	188	100%
Latibex
Volume Traded	-	-	1,467,880	14,114
Trading Value (€ thousand)	-	-	489	5
Presence in Trading Sessions	-	-	104	54%

5            Tariffs

Power distribution tariffs

Retail distribution average rate (a) - R$/MWh	Seo 2017	Sep 2016	Var.
Residential	440.54	421.41	4.5%
Industrial (b)	408.44	366.98	11.3%
Commercial	440.25	408.88	7.7%
Rural	298.48	285.90	4.4%
Other	324.98	306.14	6.2%
	404.99	379.04	6.8%
(a) W ithout ICM S. Does not consider tariff flags.
(b) Free customers not included.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Power purchase tariffs

Tariff Supply* - R$/MWh	Sep 2017	Sep 2016	Var.
Itaipu (a)	205.83	190.35	15.5%
Auction 2008 - 2015	-	-	-
Auction 2010 - H30	218.27	210.41	8.2%
Auction 2010 - T15 (b)	273.46	187.03	-24.3%
Auction 2011 - H30	225.62	217.82	7.9%
Auction 2011 - T15 (b)	356.45	225.77	-6.1%
Auction 2012 - T15 (b)	304.55	205.01	6.8%
Auction 2016 - T20 (b)	161.91	149.15	11.9%
Auction CCEAR 2014 - 2019 (c)	365.41	138.18	4.3%
Auction CCEAR 2014 - 2019 (d)	333.18	320.12	4.1%
Auction 2014 - 18M	-	-	-
Auction 2014 - 36M	-	176.64	-100.0%
Bilaterais	240.53	232.69	3.4%
Angra	229.71	204.39	12.4%
CCGF (e)	64.39	69.27	-0.5%
Santo Antonio	139.84	134.99	7.9%
Jirau	123.00	118.73	7.9%
Other auctions (f)	245.75	191.75	-17.4%
Tariff Average Supply	183.46	161.11	-2.3%

(a) Furnas transport charge not included.

(b) Average auction price restated according t o the IPCA inflation index. The price comprises in fact three components: a fixed (c) Energy Agreements.

(d) Capacity Agreements.

(e) Contract of quotas of assured pow er of those HPPs w hich concessions w ere extended pursuant the new rules of Law 12783/1 (f) Products average price.

*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Products average price

Tariff Weighted Average Supply - R$/MWh	Sep 2017	Sep 2016	Var.
Auction - CCEAR 2011-2040	209.78	201.05	4.3%
Auction - CCEAR 2013-2042	225.81	215.44	4.8%
Auction - CCEAR 2015 - 2045	160.08	151.69	5.5%
Concession holders in the State of Paraná	236.16	217.14	8.8%

6            Economic and Financial Results

Revenues (Note 32)

Until September 2017, net operating revenues was R$10,113,909, or 3.2% down against R$9,804,701 recorded in the same period in 2016.

This variation was mainly explained by:

a)      17.1% reduction in Revenues from Supply, mainly caused by:

•         17.9% average reduction in the tariff effective from June 2016; and

•         a 13.1% retraction in the captive market compared to the same period in 2016, basically due to the migration of captive clients to the free market;

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

b)      a 15.1% increase in Revenues from Supply, mainly caused by the increase in CCEE Revenues due to a greater average PLD in the period, R$291.51/MWh in the third quarter of 2017 against R$68.93/MWh in the third quarter of 2016;

c)      a 12.3% decrease in Revenues from the Availability of the Power Grid, mainly caused by the cash flow remeasurement as a result of the appraisal report related to RBSE assets;

d)      a 36.7% decrease in Construction Revenue, mainly caused by the revision of the implementation schedule of certain projects;

e)      a 21.2% increase in Revenues from Telecommunication, largely due to the increase in the number of clients, particularly in the retail market, with the Copel Fibra product; and

f)       a 128.4% increase in Sectorial financial assets and liabilities result, mainly caused by the constitution of sectorial assets relating to electricity costs and the amortization of sectorial liabilities

Operating Costs and Expenses (Note 33)

Until September 2017, operating costs and expenses totaled R$8,366,807, up by 6.1% compared to R$7,833,223 recorded in the same period in 2016. The main highlights were as follows:

a)      a 27.6% increase in electricity purchased for resale, especially given the price variation;

b)      a 29.2% decrease in the account Charges for use of the power grid, mainly due to the lower costs of System services charges - ESS and the Reserve energy charges - EER, offset by the increase in costs of basic grid and energy transmission, due to the effects of the indemnities to energy transmission companies.

c)      a 8.7% increase compared to the same period in 2016 in the balance of the Personnel and Management account, mainly due to salary adjustments, as per the collective bargaining agreement in effect as from October 2016;

d)      a 6.2% reduction in natural gas and inputs used in gas operations, due to the decrease in consumption; and

e)      a 41.1% decrease in Estimated losses, provisions and reversals, mainly due to the reversal of estimated losses on impairment of assets and decrease in allowance for doubtful accounts, offset by the increase in provision for legal claims.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Financial Result (Note 34)

The variation of R$189,621 down in financial result is mainly due to a 23.0% decrease in financial income, due to lower late payment charges on electricity bills and the deflation of the financial indexes used to restate the financial income, compared to the same period of 2016.

Ebitda

Ebitda (earnings before interest, taxes, depreciation and amortization) is as follows:

Consolidated
	09.30.2017	09.30.2016
Net income for the period	958,035	1,057,613
Deferred IRPJ and CSLL	(181,779)	26,200
Provision for IRPJ and CSLL	469,822	639,637
Financial expenses (income), net	561,517	371,896
Ebit	1,807,595	2,095,346
Depreciation and amortization	549,391	532,108
Ebitda	2,356,986	2,627,454
Net operating revenues - ROL	10,113,909	9,804,701
Ebitda Margin% (Ebitda ÷ ROL)	23.3%	26.8%

The EBITDA is a non-accounting measure prepared by the Company, reconciled with its financial statements, pursuant to the provisions of Circular Letter/CVM/SNC/SEP No. 01/2007 and CVM Instruction No. 527/2012. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

The EBITDA cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to pay debt.

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	MAURICIO SCHULMAN
Members	ANTONIO SERGIO DE SOUZA GUETTER
GEORGE HERMANN RODOLFO TORMIN
ROGÉRIO PERNA
OPEN VACANCY
ADRIANA ANGELA ANTONIOLLI
LEILA ABRAHAM LORIA
OLGA STANKEVICIUS COLPO
SÉRGIO ABU JAMRA MISAEL
STATUTORY AUDIT COMITEE
Chairman	MAURICIO SCHULMAN
Financial Expert	ROGÉRIO PERNA
Members	OPEN VACANCY
LEILA ABRAHAM LORIA
OLGA STANKEVICIUS COLPO
SUPERVISORY BOARD
Sitting members	NORBERTO ANACLETO ORTIGARA
MAURO RICARDO MACHADO COSTA
NELSON LEAL JUNIOR
ROBERTO LAMB
LETÍCIA PEDERCINI ISSA MAIA

Alternate members	OSNI RISTOW
ROBERTO BRUNNER
GILMAR MENDES LOURENÇO
KURT JANOS TOTH
ALEXANDRE PEDERCINI ISSA
EXECUTIVE BOARD
CEO	ANTONIO SERGIO DE SOUZA GUETTER
Enterprise Management Officer	GILBERTO MENDES FERNANDES
Chief Financial and Investor Relations Officer	ADRIANO RUDEK DE <OURA
Chief Business Development Officer	HARRY FRANÇÓIA JÚNIOR
Chief Legal and Institutional Relations Officer	CRISTIANO HOTZ
Chief Governance, Risk and Compliance Officer	FABIO MALINA LOSSO
Assistant Officer	PAULO CESAR KRAUSS

ACCOUNTANT
CRC-PR-045809/O-2	ADRIANO FEDALTO

Information about this report
Investor Relations	Phone: +55 (41) 3222-2027
ri@copel.com

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

S T A T E M E N T

By this document, the Chief Executive Officer and the other Officers of Companhia Paranaense de Energia - Copel, publicly-held mixed capital company, with its headquarters at Rua Coronel Dulcídio nº 800, Curitiba - PR, enrolled with the National Registry of Legal Entities (CNPJ) under No. 76.483.817/0001-20, for the purposes of the provisions in item II, paragraph 1 of article 29 of CVM Instruction 480/2009, state that:

 (I)        they have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the interim financial information of Copel included in the Quarterly Information Form - ITR as of September 30, 2017; and

 (II)       they have reviewed and discussed and agree with the interim financial information of Copel included in the Quarterly Information Form - ITR as of September 30, 2017.

Curitiba, November 29, 2017

/s/ GILBERTO MENDES FERNANDES Acting Chief Executive Officer and Chief Enterprise Management Officer	/s/ HARRY FRANÇÓIA JÚNIOR Chief Business Development Officer

/s/ ADRIANO RUDEK DE MOURA Chief Financial and Investor Relations Officer	/s/ FABIO MALINA LOSSO Chief Governance, Risk and Compliance Officer

/s/ CRISTIANO HOTZ Chief Legal and Institutional Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 2, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.